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As filed with the Securities and Exchange Commission on May 1, 2006

Registration No. 333—

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Brand Energy & Infrastructure Services, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	1700 (Primary Standard Industrial Classification Code Number)	13-3909682 (I.R.S. Employer Identification Number)
2505 South Main Street Kennesaw, Georgia 30152 (770) 514-1411 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Paul T. Wood
Chief Executive Officer and President
2505 South Main Street
Kennesaw, Georgia 30152
(770) 514-1411
(Name, address, including zip code, and telephone number, including area code, of agent for service):

Copies to:
Philip J. Niehoff, Esq. William Candelaria, Esq. Mayer, Brown, Rowe & Maw LLP 1675 Broadway, New York, NY 10019 (212) 506-2500 Fax: (212) 262-1910	Winthrop B. Conrad, Jr., Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, NY 10017 (212) 450-4890 Fax: (212) 450-3890

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)

Common Stock, par value $0.01 per share	$250,000,000	$26,750

(1)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

(2)
Calculated pursuant to Rule 457(o) under the Securities Act of 1933.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said section 8(a), may determine.

PROSPECTUS (SUBJECT TO COMPLETION), DATED MAY 1, 2006

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

             Shares

Brand Energy & Infrastructure Services, Inc.

Common Stock

        Brand Energy & Infrastructure Services, Inc. is offering      shares of its common stock and the selling stockholders are selling      shares of common stock. Prior to this offering there has been no public market for our common stock. We anticipate that the initial public offering price will be between $              and $              per share. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

        We will apply to list our common stock on the New York Stock Exchange under the symbol "       ."

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 11.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Brand Energy & Infrastructure Services, Inc.
Per Share	$	$	$
Total	$	$	$

        We have granted the underwriters the right to purchase up to an additional               shares to cover over-allotments of shares.

        The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated expect to deliver the shares to purchasers on                            , 2006.

CREDIT SUISSE	JPMORGAN	MORGAN STANLEY

The date of this prospectus is                            , 2006

        You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

        Until    , 2006, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

        The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in this prospectus. This summary highlights key aspects of our company, but does not contain all of the information that you should consider before making an investment decision. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors" and our financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context indicates or otherwise requires, references in this prospectus to (i) the term "Brand Energy" is to Brand Energy & Infrastructure Services, Inc., which is the direct parent of Brand Services, Inc., (ii) the term "Brand Services" is to Brand Services, Inc. and its subsidiaries, (iii) the terms "Brand," "our company," "we," "us" or "our" are to Brand Energy and its subsidiaries, and (iv) the term "Brand LLC" is to Brand Holdings, LLC, which is the direct parent of Brand Energy.

Our Company

        We are a leading industrial services company. We believe we are the largest North American provider of scaffolding work access services, which include design engineering, project management, labor for the erection and dismantlement of complex scaffolding systems and the associated equipment rental. Additionally, we provide concrete forming and shoring and specialty craft labor services. We primarily service North American energy-related markets, with clients in the refining, chemical, power generation, offshore oil production and other industries. In energy-related markets, our services support the ongoing maintenance, inspection and periodic overhauls ("turnarounds") of our customers' facilities. We also provide work access services associated with the construction of new facilities and the expansion or upgrading of existing sites. In the commercial and infrastructure markets, we support new construction and renovation projects, including for high-rise buildings, hospitals, airports, churches, bridges, dams and other construction and renovation projects throughout North America and in select international regions.

        Our work access service offerings facilitate access to our customers' tall and complex structures. The core of our work access business is comprised of work access services for ongoing maintenance at our customers' facilities, many of which we have serviced for over 20 years. In our forming and shoring business, we provide customized applications that support our customers concrete formwork needs. The modular formwork systems we provide enable our customers to shorten construction times and reduce labor costs. We also provide our customers with specialty craft labor services, including insulation, carpentry and safety services. We believe that providing these services strengthens our relationships with our core customer base and provides us with a source of revenues that requires no additional capital investment.

        In 2005 we acquired the operations of Aluma Enterprises, a leading provider of work access and forming and shoring services in Canada. Approximately 60% of Aluma's business serves the Canadian refining market, including the Alberta Oil Sands. Through this acquisition we also acquired a concrete forming and shoring business which has a strong presence in select North American regions and international markets.

        We deliver our services through an extensive field service organization consisting of 6,000 to 7,000 skilled craftspeople (depending on seasonal needs), 88 field offices and an additional 74 facilities located at customer sites throughout the United States, Canada and selected international locations.

Industry Dynamics

  The Work Access Industry

        The scaffolding industry provides work access services to the industrial and the commercial markets, each of which requires different types of equipment and services. Services we provide to our industrial customers generally require "system" scaffolding capable of conforming to irregularly shaped structures. These structures require specially engineered designs and equipment as well as a highly skilled workforce to erect and dismantle the scaffolding. Services we provide our commercial customers generally require "frame and brace" scaffolding, which is less versatile than system scaffolding but which is broadly used in the construction and renovation markets. We estimate that the total North American market for work access services is approximately $2.6 billion.

        Industrial customers require work access services for ongoing maintenance, periodic turnarounds and capital projects related to their facilities. Turnarounds and capital projects commonly require the partial or complete shutdown of a facility, which results in the loss of substantial revenue per day; as a result, speed and reliability in the execution of this work are key customer considerations. Safety is another important consideration for industrial customers, as work access contractor accidents may be counted against a customer's safety record and may result in project delays, increases in insurance premiums and additional regulatory oversight and related costs.

        Commercial work access services are provided primarily to the high-rise commercial, residential and institutional construction and renovation markets. Building construction companies use work access services to provide their construction and maintenance personnel with safe and efficient platforms to perform masonry work, apply stucco, drywall and paint and conduct a wide range of other construction and renovation activities.

        Industrial companies, engineering and construction firms and commercial construction companies are increasingly outsourcing work access services primarily due to increased safety regulations, limited availability of skilled labor, the greater expertise of work access providers and a general trend for these firms to focus on their core competencies. These companies have generally outsourced work access projects to providers with large equipment fleets and strong project management services. Concurrent with this ongoing trend is an increasing desire by industrial work access customers to consolidate their service providers and reduce the number of suppliers that have access to their facilities. This trend creates opportunities for providers which have existing relationships with such customers.

        Maintenance and capital spending by companies in the refining, petrochemical, chemical, utility, pulp and paper and building construction and renovation industries drives demand for work access services. These companies' spending decisions are, in turn, influenced by the strength of the markets for their products and, in many cases, regulatory, macroeconomic and geopolitical factors. For example, in the refining industry, strong overall demand for refined petroleum products, a trend toward refining a wider range of crude oil grades, the need to de-bottleneck production capacity as refinery utilization rates reach more than 90% and increased investment to achieve compliance with environmental regulations are driving increased spending by refineries on maintenance and capital projects.

        In the Alberta Oil Sands, one of the largest oil reserves in the world, high levels of demand for crude oil and declining extraction costs are driving significant capital investment. According to the Oil and Gas Journal and the Canadian Association of Petroleum Producers, the Alberta Oil Sands contain the second-largest deposits of oil in the world, representing approximately 50% of Canada's total crude oil output and approximately 10% of total North American production. One industry source estimates that $85.0 to $90.0 billion of additional capital could be spent in the Alberta Oil Sands by 2015 to triple the current output capacity to three million barrels per day. This investment represents an attractive growth opportunity for work access service providers. In the utility industry, high natural gas prices have led to increasing reliance on coal-fired and combined-cycle power plants which, in turn, has resulted in increased maintenance costs for utility companies. In addition, growing electricity demand and emissions regulations have driven capital investment as utilities expand capacity and make improvements required to comply with environmental regulations.

  The Concrete Forming and Shoring Industry

        Concrete forming and shoring is a major sector within the construction industry. Forming and shoring equipment consists of steel and aluminum interlocking horizontal, vertical and platform pieces.

"Forming" is a term used to describe the assembly of these pieces into forms that allow the pouring of vertical concrete structures like walls, cores, piers and columns. "Shoring" is a term used to describe an assembly of these pieces into table-like structures that allow the pouring of horizontal slabs or floors. Shoring is also used to support recently poured horizontal surfaces or loaded horizontal surfaces. Forming and shoring companies offer a spectrum of services, from pre-engineered systems to custom-designed formwork and shoring services that meet specific construction needs. Pre-engineered formwork and shoring systems are typically rented to customers on a project-by-project basis, whereas custom designed formwork and shoring systems are typically sold to owners or project managers for use on complex or non-standard concrete structures. These services are typically provided to build structures, including high-rise buildings, dams and locks, tunnels, bridges and overpasses, airports, stadiums and power plants.

        The forming and shoring industry is currently benefiting from strong demand for large scale capital projects driven by strong economic growth, particularly in the Southern and Western United States, and federal government investment in aging transportation infrastructure. The forming and shoring industry has also benefited from the increased desirability of concrete as a building material over steel construction due to the increased design flexibility, lower cost and abundant supply of concrete. These factors are driving construction contractors and managers to favor pre-engineered forming and shoring equipment to further shorten construction times and lower labor costs.

Our Strengths

        Our company benefits from a number of competitive strengths, including the following:

  •
  Work Access Market Leader.    We believe we are the largest provider of work access services in North America and as such our scale allows us to provide customized services on a wide variety of projects, while our geographic scope allows us to efficiently deploy our fixed assets across the regions we serve.

  •
  Blue Chip Customers.    We have longstanding relationships with large multi-national corporations such as Shell, ExxonMobil, Kiewit, Fluor and ConocoPhilips, customers that are leaders in their respective fields, which provide us with a competitive advantage when bidding for work from other potential customers.

  •
  Long-Term Business Relationships.    Our long-term customer relationships, the high quality work we perform and the high costs that our customers would incur in changing their service providers provide us with a strongly entrenched position with our existing customers, positioning us to bid on additional projects with our existing customers and providing us with a consistent base of revenues.

  •
  Strong Operating Systems.    We manage an inventory of over 14 million pieces of equipment, 6,000 to 7,000 employees and 88 field offices through strong operational systems that enhance our ability to provide mission-critical services to our customers and maximize our asset utilization.

  •
  Strong Safety Record.    Our comprehensive safety programs, safety-first culture and strong safety record enhances our ability to win new business, helps us reduce insurance costs and accident-related expenses and helps us retain our employees.

  •
  Experienced Management Team.    We have assembled a strong and experienced management team across all principal areas of our organization including sales, finance, operations, marketing and customer service.

Our Strategy

        We intend to leverage our strong position with existing customers in our current market segments, while maintaining an entrepreneurial culture that encourages our employees to identify and capitalize on new opportunities. In order to accomplish these goals, we are focused on the following strategies:

  •
  Maintain Our Current Market Leadership Position.    We intend to continue to focus on North American energy-related markets while leveraging our strong customer relationships to secure additional maintenance projects, which have historically led to opportunities to support capital projects by these customers.

  •
  Continue to Focus on Our Alberta Oil Sands Business.    We are focused on maintaining our existing business and winning new contracts in the fast-growing market for oil extraction and refining in the Alberta Oil Sands region, which is believed to contain the second-largest deposit of oil in the world.

  •
  Increase Our Focus on the Utility Sector.    We intend to increase our focus on clients in the utility sector, where we expect that the combination of higher energy prices, reliance on coal-fired generating facilities and the need to comply with new environmental regulations presents a significant opportunity for us to expand our business.

  •
  Enhance Our Business through Acquisitions.    We intend to focus on enhancing our business through selected acquisitions, which represent an opportunity to extend our geographic reach and to increase our service offerings while achieving cost and revenue synergies.

  •
  Continue to Develop Innovative Proprietary Engineering Capabilities.    We intend to continue to develop innovative proprietary engineering capabilities that help us both retain existing customers and successfully bid for new business.

  •
  Leverage Our Existing Customer Base to Add Complementary Services.    We intend to continue to leverage our existing customer base to add complementary services that will help us deepen our existing customer relationships, generate an incremental source of revenue without additional capital investment and enhance our ability to offer our craft laborers consistent and steady work.

  •
  Optimize Business Performance with Focused Initiatives.    Our Six Sigma training and certification process, an upgraded server-based application IT platform and the operational experience of our management enable us to manage our business and expand our margins through operational leverage and efficiency while providing superior customer reporting on project management and job costs.

THE OFFERING AND RELATED TRANSACTIONS

        In connection with this offering, we expect to effect a number of transactions, including:

  •
  the refinancing, or amendment and restatement, of our credit facility pursuant to which, among other things, we will borrow an additional $     million in term loans thereunder;

  •
  the redemption of all of the outstanding shares of our non-voting cumulative redeemable Series A preferred stock;

  •
  the consummation of private repurchases of all of our outstanding 13% senior subordinated pay-in-kind notes due 2013;

  •
  the consummation of a tender offer and consent solicitation in respect of Brand Services' outstanding 12% senior subordinated notes due 2012 pursuant to which Brand Services will offer to repurchase all of the outstanding notes and solicit consents to certain amendments to the indenture governing the notes, and a corresponding contribution by Brand Energy to the capital of Brand Services in cash in an amount sufficient to permit Brand Services to repurchase all of the notes tendered in connection with such tender offer;

  •
  the consummation of a            -to-one stock split of our common stock;

  •
  the redemption by Brand LLC of all of its outstanding Class A Units (the "LLC Redemption") at an aggregate redemption price payable in such number of shares of our common stock then held by Brand LLC (such shares, the "Class A Unit Redemption Shares") equal to the aggregate required redemption price calculated in accordance with Brand LLC's limited liability company agreement divided by the initial public offering price per share of our common stock in this offering, which number of Class A Unit Redemption Shares would equal            shares based upon (i) an estimated aggregate required redemption price of $     million as of            , 2006 and (ii) an assumed initial public offering price of $            per share, the midpoint of the estimated price range shown on the cover page of this prospectus. A $1.00 increase (decrease) in the assumed initial public offering price of $            per share, based on the midpoint of the estimated price range shown on the cover of this prospectus, would decrease (increase) the aggregate number of Class A Unit Redemption Shares that will be paid to the holders of Brand LLC's outstanding Class A Units in the LLC Redemption by approximately            shares; and

  •
  the liquidation of Brand LLC and the distribution in liquidation of all of the remaining shares of our common stock then held by Brand LLC (after giving effect to the LLC Redemption) to the remaining holders of its membership units and the holders of warrants to purchase its membership units (collectively, the "LLC Liquidation").

We collectively refer to this offering together with each of the foregoing transactions as the "Offering and Related Transactions."

        Additionally, in the event that the net proceeds to us from this offering exceed $             million, we intend to use a portion of such net proceeds to purchase up to $             million of the Class A Unit Redemption Shares issued to the holders of Brand LLC's Class A Units in connection with the LLC Redemption. It is our intent that this purchase would be consummated following the closing of this offering at a purchase price per share equal to the initial public offering price per share in this offering.

        In addition, to the extent that the proceeds from this offering exceed $                  million, the selling stockholders will be selling in this offering certain of the shares of our common stock held by such selling stockholders for proceeds of up to $        . See "Principal and Selling Stockholders."

General

        Unless otherwise expressly stated or the context otherwise requires, the information in this prospectus:

  •
  assumes the adoption and filing of our new amended and restated certificate of incorporation and the adoption of our new amended and restated bylaws which, among other things, increased our authorized capital stock as described in "Description of Capital Stock";

  •
  gives effect to a            -to-one stock split of our common stock;

  •
  assumes the effectiveness of our new Brand Energy & Infrastructure Services Long-Term Incentive Plan that we plan to adopt prior to the consummation of this offering; and

  •
  assumes no exercise of the underwriters' over-allotment option to purchase up to            additional shares of our common stock from us.

Corporate Information

        Brand Energy & Infrastructure Services, Inc. was incorporated in the state of Delaware in 1996. Our executive offices are located at 2505 South Main Street, Kennesaw, Georgia 30152, and our telephone number is (770) 514-1411. Our corporate website address is www.brandservicesinc.com. Our website and the information contained on our website are not part of this prospectus.

THE OFFERING

Common stock offered to the public	shares by us
To the extent proceeds from the offering exceed $ million, shares by the selling stockholders for proceeds of up to $ million.
Common stock to be outstanding after the offering	shares
Proposed New York Stock Exchange symbol
Over-allotment option	In the event that the underwriters exercise their over-allotment option, we will be selling up to additional shares
Use of proceeds
We expect to receive estimated net proceeds from this offering of approximately $ million, after deducting underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds from this offering, together with approximately $ million in additional borrowings under our credit facility, to repay approximately $ million, or %, of our outstanding indebtedness, and redeem $ million of our non-voting cumulative redeemable Series A preferred stock. Additionally, in the event that the net proceeds to us from this offering exceed $ million, following the closing of this offering, we intend to use a portion of such net proceeds to purchase up to $ million of the Class A Unit Redemption Shares issued to the holders of Brand LLC's Class A Units in connection with the LLC Redemption.

Our affiliates will receive $ million (based on an offering price of $ per share, the midpoint of the estimated price range shown on the cover page of this prospectus), or %, of the net proceeds to us from the offering and borrowings under our credit facility as a result of the redemption of their shares of our preferred stock. Additionally, in the event that the net proceeds to us from this offering exceed $ million, following the closing of this offering, we intend to use a portion of such net proceeds to purchase up to $ million of the Class A Unit Redemption Shares issued to the holders of Brand LLC's Class A Units in connection with the LLC Redemption. Approximately % of the Class A Unit Redemption Shares that may be subject to such purchase will be held by our affiliates. See "Certain Relationships and Related Party Transactions."

A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, based on the midpoint of the estimated price range shown on the cover of this prospectus, would increase (decrease) the net proceeds to us from this offering by $ million and would decrease (increase) the amount of borrowings on the closing date under our credit facility by $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We will not receive any proceeds from the sale of common stock by the selling stockholders.

        The number of shares of our common stock to be outstanding immediately after this offering excludes            shares of our common stock that we anticipate will be available for issuance under our new Brand Energy & Infrastructure Services Long-Term Incentive Plan that we plan to adopt prior to the consummation of this offering.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

        The following table sets forth a summary of historical and pro forma financial data about us. You should read this table together with the discussion under the headings "Use of Proceeds," "Capitalization," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Certain Indebtedness" and "Unaudited Pro Forma Consolidated Financial Information" and our consolidated financial statements and the related notes included elsewhere in this prospectus. We derived the summary historical financial data for each of the three years ended December 31, 2005 from our audited consolidated financial statements included elsewhere in this prospectus. The historical results set forth below do not necessarily indicate results expected for any future period.

        On July 29, 2005, we acquired the operating assets of the Aluma Systems group of companies of Toronto, Ontario, Canada ("Aluma"). We refer to our acquisition of Aluma as the "Aluma Acquisition." To finance the Aluma Acquisition, we:

  •
  amended and restated our existing credit facility to, among other things, provide for supplemental term loans in the aggregate principal amount of $185.0 million;

  •
  made additional borrowing of $5.0 million of revolving loans under our credit facility; and

  •
  raised $30.0 million in proceeds from the issuance and sale of our non-voting cumulative redeemable Series A preferred stock.

        We collectively refer to the Aluma Acquisition together with our entry into our amended and restated credit facility, our additional borrowings under our credit facility and the issuance and sale of our non-voting cumulative redeemable Series A preferred stock, together, in each case, with our use of the proceeds therefrom, as the "Aluma Acquisition and Related Transactions." See "Unaudited Pro Forma Consolidated Financial Information" for a description of certain accounting matters related to the Aluma Acquisition and Related Transactions. We refer to the Offering and Related Transactions together with the Aluma Acquisition and Related Transactions as the "Aluma Acquisition, Offering and Related Transactions."

        The summary unaudited pro forma as adjusted consolidated balance sheet as of December 31, 2005 assumes that the Offering and Related Transactions took place on that date. The summary unaudited pro forma statement of operations for the year ended December 31, 2005 assumes that the Aluma Acquisition and Related Transactions took place on January 1, 2005. The summary unaudited pro forma as adjusted statement of operations for the year ended December 31, 2005 assumes that the Aluma Acquisition, Offering and Related Transactions took place on January 1, 2005. The unaudited pro forma and pro forma as adjusted consolidated financial data is presented for informational purposes only and does not purport to represent what our results of operations or financial position actually would have been had the relevant transactions occurred on the dates indicated or to project our financial position as of any future date or our results of operations for any future period. The unaudited pro forma and pro forma as adjusted adjustments are based on preliminary estimates, available information and certain assumptions that we believe are reasonable and may be revised as additional information becomes available. The pro forma and pro forma as adjusted adjustments and principal assumptions are described in "Unaudited Pro Forma Consolidated Financial Information" and the accompanying notes.

					Pro Forma as Adjusted Year Ended December 31, 2005
	Year Ended December 31,			Pro Forma Year Ended December 31, 2005
	2003	2004	2005
	(audited)	(audited)	(audited)	(unaudited)	(unaudited)
	(in thousands, except share and per share amounts)
Income Statement Data:
Revenue	$347,737	$333,954	$491,376	$638,368	$
Operating expenses	279,223	264,413	385,178	482,114

Gross profit	68,514	69,541	106,198	156,254
Selling and administrative expenses	44,125	45,145	80,534	126,106
Non-cash compensation	—	233	1,388	1,388

Operating income	24,389	24,163	24,276	28,760
Interest expense	32,718	33,673	40,803	47,882
Interest income	(267)	(284)	(252)	(252)
Foreign currency (gain) loss	—	—	(2,712)	(1,977)
Loss on interest rate and foreign currency swaps	—	—	1,288	1,288
Redeemable preferred stock dividend expense	—	—	2,338	5,841

Income (loss) before provision for income tax	(8,062)	(9,226)	(17,189)	(24,022)
Provision (benefit) for income tax	(2,221)	(2,420)	(2,733)	(3,996)

Net income (loss)	$(5,841)	$(6,806)	$(14,456)	$(20,026)	$

Earnings Per Share Data:
Weighted average shares used in computing per share amounts
Basic	1,000	1,000	1,000	1,000
Diluted	1,000	1,000	1,000	1,000
Net income (loss) attributable to common stockholders per share
Basic	$(5,841.00)	$(6,806.00)	$(14,456.00)	$(20,026.00)	$
Diluted	$(5,841.00)	$(6,806.00)	$(14,456.00)	$(20,026.00)	$
Other Financial Data:
Depreciation and amortization	$38,503	$28,935	$35,195
Cash interest expense(1)	26,745	26,074	32,152
Capital expenditures	11,921	14,092	35,219
Net cash provided by (used for):
Operating activities	36,601	26,848	29,530
Investing activities	(10,148)	(12,728)	(244,558)
Financing activities	(8,170)	(22,812)	207,209

	As of December 31, 2005
	Actual	Pro Forma as Adjusted
	(in thousands)
Balance Sheet Data:
Working capital	$56,510	$
Total assets	823,071
Long-term debt (including current portion and revolving loan)	484,598
Notes payable and capital lease obligation (including current portion)	828
Redeemable preferred stock	32,337
Stockholder's equity (deficit)	204,133

(1)
Cash interest expense represents total interest expense less amortization of deferred financing fees, amortization of the discounts on long-term debt, accretion of our outstanding 13% senior subordinated pay-in-kind notes due 2013. Amortization of deferred financing fees were $1,109, $1,420 and $1,699 for the years ended December 31, 2003, 2004 and 2005, respectively. Amortization of the discounts on long-term debt was $412, $468 and $532 for the years ended December 31, 2003, 2004 and 2005, respectively. Accretion of our outstanding 13% senior subordinated pay-in-kind notes due 2013 was $4,675, $5,612 and $6,208 for the years ended December 31, 2003, 2004 and 2005, respectively.

RISK FACTORS

        An investment in our common stock involves a high degree of risk. You should carefully consider the following risks, together with the other information contained in this prospectus, including our financial statements and the related notes, before investing in our common stock. Additional risks not presently known to us or that we currently deem immaterial may also impair our business. Any of the risks described below could adversely affect our business, results of operations or financial condition. The market price of our common stock could decline and you may lose all or part of your investment if one or more of these risks and uncertainties develop into actual events.

Risks Relating to Our Business

  We have a history of losses and may incur additional losses in the future.

        We sustained losses of $5.8 million, $6.8 million and $14.5 million for the fiscal years ended 2003, 2004 and 2005, respectively. We may continue to incur losses and these losses could adversely affect our ability to fund our operations, satisfy our debt obligations and make capital expenditures. As a result, you could lose all or part of your investment. If we cannot achieve or sustain profitability, we may not be able to meet our working capital requirements, which would have a material adverse effect on our business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

        The market for our services experiences seasonal fluctuations in demand.

        The market for industrial work access solutions experiences seasonal fluctuations in demand. In particular, because of high demand for gasoline for automobiles during the summer, most refineries elect to perform turnarounds during the first and fourth quarters. Our utility clients follow a similar pattern. Conversely, commercial non-residential building construction, particularly in the renovation business, occurs throughout the year but is heaviest in the second and third quarters.

        The effects of seasonal fluctuations in demands for our services may lead to:

  •
  low inventory utilization during periods of low demand;

  •
  an inability to service all of our customers during periods of high demand;

  •
  competitive pricing pressure during periods of low demand;

  •
  periods of low cash flow; and

  •
  quarter-to-quarter volatility in net income.

        Cyclical industry and economic conditions may adversely affect our business.

        A reduction in maintenance and capital spending by companies in the refining, petrochemical, chemical, utility, pulp and paper and building construction and renovation industries would adversely affect our business. Spending in these industries is subject to general economic slowdowns, cyclical conditions and geopolitical factors. In particular:

  •
  Deteriorating oil prices or low utilization rates may reduce the demand for maintenance or capacity-expanding capital projects in the refining and petrochemical industries.

  •
  Energy policies or geopolitical developments that lead to a shift away from coal-fired power generation to cleaner technologies could reduce the demand for maintenance work in the utility industry.

  •
  A weakening of emissions regulations could reduce the demand for capital spending required for environmental compliance in the utility, refining and petrochemical industries.

  •
  Declining state or federal spending on infrastructure projects, or a general economic slowdown, could reduce investment in construction of high-rise buildings, hospitals, airports, churches,

    bridges, dams, and other concrete construction of the kind that drives demand for our forming and shoring and work access services.

  •
  During periods of high demand for their products, refineries and pulp and paper mills often delay projects that require our work access services in order to operate at full capacity.

        The cyclical nature of our principal customers' end-markets could have a material adverse effect on us because it could negatively impact our sales and lower our asset utilization.

        Losing certain customers would materially and adversely affect our revenue.

        Our 10 largest customers accounted for 36% of our 2005 revenues. One customer, ExxonMobil, accounted for $37.6 million or 11%, $35.6 million or 11% and $40.7 million or 8% of our revenues for the years ended December 31, 2003, 2004 and 2005, respectively. Another customer, Shell Motiva, accounted for $37.3 million or 11%, $34.6 million or 10% and $31.9 million or 7% of our revenues for the years ended December 31, 2003, 2004 and 2005, respectively. In addition, another customer, Syncrude, accounted for $38.1 million or 8% of 2005 revenues. The loss of any of our large customers would have a material adverse effect on our financial condition, results of operations and cash flows.

        Our business is labor intensive. A labor shortage, increases in the cost of labor or labor disputes could materially affect our financial performance.

        Our business is labor intensive and, as a result, the availability and cost of qualified personnel affect our financial performance. The availability of labor can vary depending on market conditions. The labor market has tightened significantly in recent periods, particularly along the Gulf Coast and in Western Canada. If sufficient labor is not available in the future or the cost of labor rises, we may not be able to meet the demands of our customers or our operating costs may increase. Approximately 35% of our employees are represented by labor unions. Strikes or other types of labor disputes could adversely affect our business as a result of lost revenues, increased costs or reduced profitability.

        Deterioration in the financial performance of any one of a small group of industries could materially adversely affect our revenue.

        Our financial performance depends upon the continued viability and financial stability of our customers, which in turn substantially depend on the viability and financial stability of the oil, petrochemical, chemical, utilities, pulp and paper and construction industries. During economic downturns, the ability of our customers to make capital expenditures may decline significantly, which could result in fewer projects or the suspension or cancellation of existing or planned projects, as well as difficulty in collecting amounts owed to us for work completed or in progress. The factors that affect these industries in general, and our customers in particular, could have a material adverse effect on our revenue and could also adversely affect our liquidity and cash flow from operating activities.

        Certain of our stockholders that are affiliated with J.P. Morgan Partners, LLC will have significant influence on our company, including significant influence over decisions that require the approval of our stockholders, whether or not such decisions are in the best interests of our other stockholders.

        After the consummation of this offering, certain of our stockholders that are affiliated with J.P. Morgan Partners, LLC (collectively, the "J.P. Morgan Stockholders") will beneficially own approximately    % of our common stock (or    % if the underwriters' over-allotment option is exercised in full). Accordingly, so long as the J.P. Morgan Stockholders continue to own a significant percentage of our common stock, they will have the collective ability to significantly influence or effectively control the outcomes of various matters requiring stockholder approval, including the nomination and election of directors, the determination of our corporate and management policies and the determination of the terms of and outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions. In addition, the J.P. Morgan Stockholders' interests may be different from our best interests or the best interests of our other stockholders.

        Our operations involve hazards that could result in personal injury or death, work stoppage or serious damage to our equipment or the property of our customers. An increase in accidents could materially increase the cost and availability of insurance, and could hinder our ability to compete for and retain customers.

        Our operations, which include the assembly and disassembly of, and the movement of materials, equipment and personnel across, temporary structures often at great heights, involve hazards that could result in personal injury or death, work stoppage or serious damage to our equipment or the property of our customers. To protect ourselves against such casualty and liability risks, we maintain insurance with third parties. Prior to the payment of any claims, our insurance coverage requires us to pay deductibles of up to $1,000,000 per incident for general liability and workers' compensation liability and $350,000 for automobile liability. Our insurance covers liability in excess of these deductibles. In 2005 our insurance costs of $10.6 million consisted of $5.8 million in claims handling costs and payments made on claims below our deductibles and $4.8 million for premium payments. Our high deductibles may cause us to incur significant costs. Also, if our insurance premiums or related costs rise significantly in the future as a result of an increased incidence of claims or otherwise, our profitability could be reduced. In addition, while we maintain insurance coverage in amounts and against the risks we believe are consistent with industry practice, this insurance may not be adequate to cover all losses or liabilities we may incur in our operations and we may not be able to maintain insurance of the types or at levels we deem necessary or adequate or at rates we consider reasonable.

        Furthermore, because our historically strong safety record is a key marketing tool in our bids for work access solutions projects, future incidents involving personal injuries or other on-site accidents may hinder our ability to compete for new bids or to retain current customers.

        We rely on key management and other personnel. Losing certain employees could materially affect our financial performance and prospects.

        Our continued success depends to a large extent upon the continued services of our senior management and of employees having critical client relationships. The loss of any of these employees could have a material adverse effect on our revenue, our financial performance and management.

        We operate in highly competitive industries. If we do not compete effectively, we could lose market share or key clients to the competition.

        We operate in highly competitive industries. We believe that competition in the work access solutions industry and the forming and shoring industry is based on a number of factors, including reputation, customer service, safety, price, speed and reliability. Many of our competitors have significantly greater access to financial resources than we do and as a result may be better able to successfully compete. Because new contracts are generally awarded through a competitive bid process in which price plays a key role, we may need to accept lower contract margins in order to compete against competitors that have the ability to bid for contracts at lower prices or have a pre-existing relationship with the potential client. If we do not compete effectively, we could lose market share or key clients to the competition.

        There are risks associated with our plan to expand our business through acquisition.

        Although we expect to expand our business through strategic acquisitions, we may not be able to expand our business as planned if:

  •
  suitable acquisition candidates are not available;

  •
  acquisitions cannot be completed on reasonable terms;

  •
  we are unable to successfully integrate the operations of any acquired entity; or

  •
  we are unable to raise the funds necessary to make acquisitions.

        Some of the risks associated with our acquisition strategy include problems inherent to integrating new businesses, such as a potential loss of customers and key personnel and a potential disruption in operations. In addition, our ability to make acquisitions may be limited by restrictions contained in our debt agreements.

        We may fail to raise additional funds necessary for future capital spending or acquisitions, which would limit our ability to service our existing customers or expand our business.

        Our business requires significant capital to purchase equipment to replace damaged equipment and to expand our business. If we do not have funds available to purchase replacement equipment, we may not be able to service our current customers. If we do not have funds available to add additional equipment, we may not be able to expand our business. Part of our business plan is to make strategic acquisitions, which will add to our market share and profitability. If we do not have funds available to make strategic acquisitions, we may not be able to expand our business as planned. The inability to raise additional capital could have a material adverse effect on us.

        Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations and limit our ability to react to changes in the economy or our industry and prevent us from fulfilling our obligation to service our current indebtedness.

        We are highly leveraged and have significant debt service obligations. As of December 31, 2005, our total long-term indebtedness was $491.4 million, excluding unused commitments under our credit facility. As of December 31, 2005 on a pro forma basis after giving effect to the Offering and Related Transactions as if such transactions had occurred on such date, our long-term indebtedness would have been $     million.

        Our substantial indebtedness could:

  •
  limit our ability to fund future working capital, capital expenditures, acquisitions and other general corporate activities;

  •
  require us to dedicate a substantial portion of our operating cash flow to payments on our indebtedness, thereby reducing the availability of our cash flow to fund other areas of our business;

  •
  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

  •
  make us more vulnerable in the event of a downturn in general economic conditions or in our business; and

  •
  expose us to risks inherent in interest rate fluctuations because some of our borrowings will be at variable rates of interest, which could result in higher interest expense in the event of increases in market interest rates.

        Our debt agreements contain provisions that restrict our operations.

        Among other things, the operating and financial restrictions and covenants contained in our debt agreements restrict, condition or prohibit us from:

  •
  incurring or guaranteeing additional indebtedness;

  •
  creating liens on our assets;

  •
  making investments;

  •
  creating restrictions on the payment of dividends or other amounts to us;

  •
  entering into transactions with affiliates;

  •
  merging or consolidating with any other person; or

  •
  selling, assigning, transferring, leasing or otherwise conveying certain of our assets.

        In addition, our credit facility contains financial and operating covenants and prohibitions, including requirements that we maintain certain financial ratios and use a portion of excess cash flow and proceeds of asset sales to repay indebtedness under it.

        The operating and financial restrictions and covenants in our existing debt agreements and any future financing agreements may adversely affect our ability to finance future operations or capital needs or to engage in other business activities. A breach of any of these restrictions or covenants could cause a default under our debt agreements. In such an event, our creditors could elect to declare all borrowings outstanding thereunder, together with accrued and unpaid interest and fees, to be due and payable.

        Fluctuations in foreign exchange rates, especially a depreciation of the Canadian dollar against the U.S. dollar, could negatively impact our results of operations, which we record in U.S. dollars.

        As a result of the acquisition of the operations of Aluma, we gained significant operations in Canada. We use local currency (primarily Canadian dollars) as the functional currency for the financial statements of our non-U.S. subsidiaries. We then translate the local-currency amounts into U.S. dollars at the applicable exchange rate for inclusion in our consolidated financial statements. We translate the assets and liabilities of non-U.S. subsidiaries at the exchange rate as of the balance sheet date and the results of operation of such subsidiaries at the average exchange rate during the relevant period. Exchange rates between Canadian dollars and U.S. dollars in recent years have fluctuated significantly and may continue to do so in the future. Because we record the financial results of our non-U.S. operations in U.S. dollars, depreciation of the Canadian dollar against the U.S. dollar would reduce the contribution, in U.S. dollar terms, of our Canadian operations and would consequently have a negative impact on our consolidated results of operations.

        In addition, to fund the acquisition of Aluma, we borrowed CDN$70.3 million under our credit facility. Simultaneously, we loaned CDN$132.0 million to our Canadian subsidiary to purchase the Canadian assets of Aluma. As a result of these transactions, we recognize currency gains and losses on a net receivable exposure of approximately CDN$61.7 million. A decline in the value of the Canadian dollar against the U.S. dollar could result in a currency loss with respect to this net receivable exposure.

        Rising interest rates will substantially increase interest expense under our variable rate debt and will adversely affect our ability to make our debt payments.

        Interest under our variable rate debt accrues at fluctuating rates. Rising interest rates would substantially increase our interest expense and adversely affect our ability to make our debt payments. As of December 31, 2005, our total long-term indebtedness was $491.4 million (excluding unused commitments under our credit facility), of which approximately $289.0 million was subject to variable interest rates. As of December 31, 2005 on a pro forma basis after giving effect to the Offering and Related Transactions as if such transactions had occurred on such date, our long-term indebtedness would have been $     million, of which $289.0 million would have been subject to variable interest rates. Assuming we incur no additional variable rate indebtedness, if interest rates were to increase by 100 basis points, our annualized cash interest expense would increase by approximately $2.9 million, or $     million on a pro forma basis.

        Failure to maintain adequate internal controls over our scaffolding rental fleet could lead to errors in our financial reporting and inhibit our ability to manage expenses.

        In the fourth quarter of 2005, we initiated a physical inventory of our rental fleet and reconciled the results of the physical inventory to the amounts recorded in our books and records. As a result, we identified a $14.0 million variance between our fixed asset records and the inventory physically observed. The cause of the $14.0 million variance was traced back to improperly functioning controls in two areas: (i) transfers of rental fleet between our locations and their subsequent dispositions were not recorded properly in our perpetual inventory records, and (ii) we did not perform periodic comprehensive reconciliations of our perpetual fleet inventory records to amounts recorded in our books and other records. As a result of the foregoing, our management concluded that these internal control issues represented a material weakness in our system of internal controls and that our disclosure controls and procedures were ineffective as of December 31, 2005 as a result of such material weakness.

        Due to the significant volume of transactions and deficiencies in the retention of records necessary to comprehensively inspect prior periods, we could not specifically identify or allocate the shortage to distinct fiscal years with any certainty. Accordingly, the full amount of the required asset write-off was recorded as a non-cash charge in the fourth quarter of 2005.

        We have taken corrective actions to institute new policies and procedures for the tracking of our equipment disposals and transfers between our locations. We have also adopted a new policy to periodically conduct physical inventories of these assets at each location on a recurring basis. In addition, the process of reconciling perpetual inventory records with our fixed asset ledgers will be performed at the conclusion of each quarter. However, failure to maintain adequate internal controls over our scaffolding rental fleet could lead to errors in our financial reporting and inhibit our ability to manage expenses.

Risks Relating to the Offering

        An active market for our common stock may not develop, which may inhibit your ability to sell common stock following this offering.

        Currently no established public market for our common stock exists. An active or liquid trading market in our common stock may not develop upon completion of this offering or, if it does develop, it may not continue. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value, and increase the volatility, of our common stock. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration. The initial public offering price of our common stock has been determined through our negotiations with the underwriters and may be higher than the market price of common stock after this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in the offering. See "Underwriters" for a discussion of the factors that we and the underwriters will consider in determining the initial public offering price.

        The price of our common stock may be highly volatile and may decline regardless of our operating performance. As a result of any such decline, you may lose part or all of your investment. In addition, any such decline could form the basis of securities litigation against us, which would be costly and disruptive to the management of our business.

        The market price of our common stock could be subject to significant fluctuations in response to:

  •
  variations in our quarterly or annual operating results;

  •
  changes in financial estimates, treatment of our tax assets or liabilities or investment recommendations by securities analysts following our business;

  •
  the public's response to our press releases, our other public announcements and our filings with the Securities and Exchange Commission;

  •
  changes in accounting standards, policies, guidance or interpretations or principles;

  •
  sales of common stock by our directors, officers and significant stockholders;

  •
  our failure to achieve operating results consistent with securities analysts' projections;

  •
  the operating and stock price performance of other companies that investors may deem comparable to us;

  •
  broad market and industry factors; and

  •
  other events or factors, including those resulting from war, incidents of terrorism or responses to such events.

        In the past, following periods of market volatility, stockholders have often instituted securities class action litigation against the issuers of the stock they purchased. Such litigation, if initiated against us, would likely result in substantial costs and the diversion of management's attention from our business. Such costs and disruption could have a negative impact on our operating results.

        You will experience an immediate and substantial dilution in the net tangible book value of the common shares you purchase in this offering.

        The initial public offering price is substantially higher than the pro forma net tangible book value per share of the outstanding common stock. As a result, investors purchasing common stock in this offering will incur immediate dilution of $            per share. Future equity issuances may result in further dilution to investors. A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) our pro forma net tangible book value per share after this offering by $            , and the dilution to new investors by $            , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. See "Dilution."

        Future sales of our common stock, or the perception that such future sales may occur, may cause our stock price to decline and impair our ability to obtain capital through future stock offerings.

        A substantial number of shares of our common stock could be sold into the public market after this offering. The occurrence of such sales, or the perception that such sales could occur, could materially and adversely affect our stock price and could impair our ability to obtain capital through an offering of equity securities. The shares of common stock being sold in this offering will be freely tradable, except for any shares sold to our affiliates.

        In connection with this offering, all members of our senior management, our directors and substantially all of our stockholders have entered into written "lock-up" agreements providing in general that, for a period of 180 days from the date of this prospectus, they will not, among other things, sell their shares without the prior written consent of the underwriters. However, these lock-up agreements are subject to a number of specified exceptions. See "Shares Eligible for Future Sale—Lock-up Agreements" for more information regarding these lock-up agreements. Upon the expiration of the lock-up period, an additional            shares of our common stock will be tradable in the public market subject, in most cases, to volume and other restrictions under federal securities laws. We have entered into agreements with the holders of approximately            shares of our common stock under which, subject to the applicable lock-up agreements, we may be required to register those shares.

        Certain provisions in our charter documents and agreements and Delaware law may inhibit potential acquisition bids for us and prevent changes in our management.

        Effective on the closing of this offering, our certificate of incorporation and bylaws will contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change of control of our company or changes in management that our stockholders might deem advantageous. Specific provisions in our certificate of incorporation will include:

  •
  our ability to issue preferred stock with terms that the board of directors may determine, without stockholder approval;

  •
  a classified board in which only a third of the total board members will be elected at each annual stockholder meeting;

  •
  advance notice requirements for stockholder proposals and nominations; and

  •
  limitations on convening stockholder meetings.

As a result of these and other provisions in our certificate of incorporation, the price investors may be willing to pay in the future for shares of our common stock may be limited.

        In addition, we are subject to Section 203 of the Delaware General Corporation Law, which imposes certain restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock. Further, certain of our employment agreements and incentive plans provide for payments to be made to the employees thereunder if their employment is terminated in connection with a change of control, which could discourage, delay or prevent a merger or acquisition at a premium price. See "Management—Employment Agreements" and "Description of Capital Stock—Delaware Business Combination Statute."

        We do not expect to pay any dividends in the foreseeable future.

        We do not anticipate paying any cash dividends to holders of our common stock in the foreseeable future. Consequently, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

        We will incur increased costs as a result of being a public company.

        As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and new NYSE rules promulgated in response to the Sarbanes-Oxley Act regulate corporate governance practices of public companies. We expect that compliance with these public company requirements will increase our costs and make some activities more time consuming. For example, we will create new board committees and adopt new internal controls and disclosure controls and procedures. In addition, we will incur additional expenses associated with our SEC reporting requirements. For example, under Section 404 of the Sarbanes-Oxley Act, for our annual report on Form 10-K for fiscal year 2007, we will need to document and test our internal control procedures, our management will need to assess and report on our internal control over financial reporting and our independent accountants will need to issue an opinion on that assessment and the effectiveness of those controls. Furthermore, if we identify any issues in complying with those requirements (for example, if we or our accountants identified a material weakness or significant deficiency in our internal control over financial reporting), we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect us, our reputation or investor perceptions of us. We also expect that it will be difficult and expensive to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. Advocacy efforts by stockholders and third parties may also prompt even more changes in governance and reporting requirements. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical facts included in this prospectus that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. Forward-looking statements give our current expectations and projections relating to the financial condition, results of operations, plans, objectives, future performance and business of Brand Energy and its subsidiaries. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "believe," "estimate," "could," "expect," "future," "intend," "plan," "predict," "project," "will" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

        These forward-looking statements are based on our expectations and beliefs concerning future events affecting us. They are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we do not know whether our expectations will prove correct. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in our discussion in this prospectus, including the risks outlined under "Risk Factors," will be important in determining future results. Actual future results may vary materially as a result of various risks and uncertainties, including but not limited to:

  •
  seasonal fluctuations and cyclicality in the scaffolding markets;

  •
  the potential loss of a key customer;

  •
  increases in the cost of labor;

  •
  downturns in industries that we serve, such as the oil, petrochemical, chemical, utilities, pulp and paper and construction industries;

  •
  unanticipated cost overruns on unit-price contracts;

  •
  on-the-job accidents;

  •
  the potential loss of key personnel; and

  •
  costs related to the integration of acquisitions.

        Because of these factors, we caution that investors should not place undue reliance on any of our forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

USE OF PROCEEDS

        We estimate we will receive net proceeds from this offering of approximately $     million, after deducting underwriting discounts and commissions and estimated offering expenses. We intend to use the net proceeds from this offering, together with approximately $     million in additional borrowings under our credit facility, to:

  •
  pay approximately $     million to repurchase all of our outstanding 13% senior subordinated pay-in-kind notes due 2013;

  •
  pay approximately $     million to make a contribution to the capital of Brand Services to permit Brand Services to repurchase all of Brand Services' 12% senior subordinated notes due 2012 tendered in connection with its tender offer for such notes; and

  •
  pay approximately $     million to redeem all of the outstanding shares of our non-voting cumulative redeemable Series A preferred stock.

        We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

Sources of Funds		Use of Funds
(in millions)
Offering of common stock	$	Repurchase of 13% senior subordinated pay-in-kind notes due 2013	$
Additional borrowings under credit agreement		Repurchase premium

Total Sources of Funds	$	Accrued interest(1)

Repurchase of 12% senior subordinated notes due 2012
Tender offer premium
Accrued interest(1)
Redemption of non-voting cumulative redeemable Series A preferred stock(1)
Fees, costs and expenses

		Total Uses of Funds	$

(1)
The accrued interest amount or redemption price, as applicable, reflects an estimate of the applicable amount as of            , 2006.

        Additionally, in the event that the net proceeds to us from this offering exceed $           million, we intend to use a portion of such net proceeds to purchase up to $         million of the Class A Unit Redemption Shares issued to the holders of Brand LLC's Class A Units in connection with the LLC Redemption. It is our intent that this purchase would be consummated following the closing of this offering at a purchase price per share equal to the initial public offering price per share in this offering.

        Our affiliates will receive $     million (based on an offering price of $            per share, the midpoint of the estimated price range shown on the cover page of this prospectus), or    %, of the net proceeds to us from the offering and borrowings under our credit facility as a result of the redemption of their shares of our preferred stock (assuming that the offering is completed in            2006). See "Certain Relationships and Related Party Transactions."

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per share, based on the midpoint of the estimated price range shown on the cover of this prospectus, would increase (decrease) the net proceeds to us from this offering by $     million and would decrease (increase) the amount of borrowings on the closing date under our credit facility by $     million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and total capitalization as of December 31, 2005 on an actual basis and on a pro forma as adjusted basis to give effect to the Offering and Related Transactions as if such transactions had occurred on such date. For the purposes of the pro forma as adjusted financial information set forth below, we have assumed the receipt of the net proceeds from our sale of            shares of common stock in this offering at an assumed initial public offering price of $            , the mid-point of the estimated price range shown on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        You should read this table together with the discussions under the headings "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Certain Indebtedness" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	December 31, 2005
	Actual	Pro Forma as Adjusted
	(in thousands, except share and per share amounts)
Cash and cash equivalents	$6,310	$

Debt:
Notes payable	$828	$
12% senior subordinated notes due 2012	150,000
13% senior subordinated pay-in-kind notes due 2013	52,457
Term loan	288,959
Revolving facility(1)	—
Redeemable preferred stock	32,337

Total debt	524,581
Stockholders' equity (deficit):
Common stock, par value $0.01 per share, 1,000 shares authorized, issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma as adjusted	—
Additional paid-in capital(2)	225,833
Cumulative foreign currency translation adjustment	7,248
Accumulated deficit	(28,948)

Total stockholders' equity (deficit)(3)	204,133

Total capitalization	$728,714	$

(1)
A $1.00 increase (decrease) in the assumed initial public offering price of $            per share, based on the midpoint of the estimated price range shown on the cover of this prospectus, would increase (decrease) the net proceeds to us from this offering by $     million and would decrease (increase) the amount of borrowings on the closing date under our credit facility by $     million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)
A $1.00 increase (decrease) in the assumed initial public offering price of $            per share, based on the midpoint of the estimated price range shown on the cover of this prospectus, would increase (decrease) our pro forma additional paid-in capital by $     million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)
A $1.00 increase (decrease) in the assumed initial public offering price of $            per share, based on the midpoint of the estimated price range shown on the cover of this prospectus, would increase (decrease) our pro forma total stockholders' equity (deficit) by $     million, in each case, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY

        We have never paid cash dividends on our common stock and we intend to retain our future earnings, if any, to fund the growth of our business. We therefore do not anticipate paying any cash dividends on our common stock in the foreseeable future. Our future decisions concerning the payment of dividends on our common stock will depend upon our results of operations, financial condition and capital expenditure plans, as well as any other factors that the board of directors, in its sole discretion, may consider relevant.

DILUTION

        Dilution is the amount by which the offering price paid by purchasers of shares of common stock in this offering will exceed the net tangible book value per share of common stock immediately after the completion of this offering. Net tangible book value per share as of a particular date represents the amount of our total tangible assets less our total liabilities divided by the number of shares of common stock outstanding as of such date. The net tangible book value of our common stock as of December 31, 2005 was $     million, or approximately $            per share.

        After giving effect to the Offering and Related Transactions at an assumed initial public offering price of $            (the midpoint of the estimated price range shown on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value as of December 31, 2005 would have been $ million, or approximately $            per share. This represents an immediate increase in pro forma net tangible book value of $            per share to existing stockholders and an immediate dilution of $            per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Net tangible book value as of December 31, 2005	$
Increase per share attributable to new investors

Pro forma net tangible book value per share after the Offering and Related Transactions

Dilution per share to new investors		$

        If the underwriters exercise their over-allotment option in full, the pro forma net tangible book value per share after giving effect to the offering would be $                  per share. This represents an increase in pro forma net tangible book value of $                  per share to existing shareholders and dilution in pro forma net tangible book value of $                  per share to new investors.

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) our pro forma net tangible book value per share after this offering and the dilution to new investors by $            , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        The following table presents, on a pro forma basis, as of December 31, 2005, the differences among the number of shares of common stock purchased from us, the total consideration paid or exchanged and the average price per share paid by existing stockholders and by new investors purchasing shares of our common stock in this offering before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The table assumes an initial public offering price of $            per share, as specified above, and deducts underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100.0%			$100.0%		$

SELECTED CONSOLIDATED FINANCIAL DATA

        On October 16, 2002, DLJ Brand Holdings, Inc. (the "Predecessor") merged with Brand Acquisition Corp., a wholly owned subsidiary of Brand LLC. The merged entity was renamed Brand Intermediate Holdings, Inc. Brand Intermediate Holdings, Inc. was subsequently renamed Brand Energy & Infrastructure Services, Inc. We derived the following selected historical financial data for Brand Energy & Infrastructure Services, Inc. for each of the three years in the period ended December 31, 2005 and as at December 31, 2004 and 2005 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the following selected historical financial data for Brand Energy & Infrastructure Services, Inc. for the period from October 17, 2002 through December 31, 2002 and as at December 31, 2002 and 2003 from our audited consolidated financial statements that are not included in this prospectus. We derived the following selected historical financial data for the Predecessor as at and for the year ended December 31, 2001 and for the period from January 1, 2002 through October 16, 2002 from our audited consolidated financial statements that are not included in this prospectus. The selected historical financial data as of December 31, 2002, 2003, 2004 and 2005, for the period from October 17, 2002 through December 31, 2002 and for the years ended December 31, 2003, 2004 and 2005, may not be directly comparable to the selected historical financial data as of December 31, 2001 and for the year ended December 31, 2001 and the period from January 1, 2002 through October 16, 2002 related to the Predecessor company as a result of the effect of the revaluation of assets and liabilities to their estimated fair market values in accordance with the application of purchase accounting pursuant to Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" to the acquisition of the Predecessor company by Brand Acquisition Corp. on October 16, 2002. The financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and notes thereto included elsewhere in this prospectus.

	Predecessor				Brand Energy & Infrastructure Services, Inc.
	Year Ended December 31, 2001		January 1, 2002 through October 16, 2002		October 17, 2002 through December 31, 2002	Year Ended December 31, 2003	Year Ended December 31, 2004	Year Ended December 31, 2005
	(in thousands, except share and per share amounts)
Income Statement Data:
Revenue	$305,089		$290,473		$79,296	$347,737	$333,954	$491,376
Operating expenses	232,292		218,480		65,303	279,223	264,413	385,178

Gross profit	72,797		71,993		13,993	68,514	69,541	106,198
Selling and administrative expenses	42,785		32,502		10,008	44,125	45,145	80,534
Non-cash compensation	—		2,491		—	—	233	1,388
Transaction expenses	—		5,297		—	—	—	—

Operating income	30,012		31,703		3,985	24,389	24,163	24,276
Interest expense	22,750		15,525		7,105	32,718	33,673	40,803
Interest income	(609)		(151)		(159)	(267)	(284)	(252)
Foreign currency (gain) loss	—		—		—	—	—	(2,712)
Loss on interest rate and foreign currency swaps	—		—		—	—	—	1,288
Redeemable preferred stock dividend expense	7,308		6,576		—	—	—	2,338

Income (loss) before provision for income tax	563		9,753		(2,961)	(8,062)	(9,226)	(17,189)
Provision (benefit) for income tax	—		1,335		(1,116)	(2,221)	(2,420)	(2,733)

Net income (loss)	$563		$8,418		$(1,845)	$(5,841)	$(6,806)	$(14,456)

Earnings Per Share Data:
Weighted average shares used in computing per share amounts
Basic	n/a	(1)	n/a	(1)	1,000	1,000	1,000	1,000
Diluted	n/a	(1)	n/a	(1)	1,000	1,000	1,000	1,000
Net income (loss) attributable to common stockholders per share
Basic	n/a	(1)	n/a	(1)	(1,845.00)	(5,841.00)	(6,806.00)	(14,456.00)
Diluted	n/a	(1)	n/a	(1)	(1,845.00)	(5,841.00)	(6,806.00)	(14,456.00)
	As of December 31,
	2001	2002	2003	2004	2005
	(in thousands)
Balance Sheet Data:
Working capital	$22,542	$35,850	$53,624	$42,010	$56,510
Total assets	257,436	605,738	590,659	567,575	823,071
Long-term debt (including current portion and revolving loan)	195,510	307,732	306,532	291,514	484,598
Notes payable and capital lease obligation (including current portion)	4,917	2,708	825	777	828
14.5% senior exchangeable preferred stock	55,050	—	—	—	—
Redeemable preferred stock	—	—	—	—	32,337
Stockholder's equity (deficit)	(36,857)	221,793	219,379	213,960	204,133

(1)
The capitalization of the Predecessor was substantially different from the capitalization of that of Brand Energy. For instance, at October 16, 2002 the Predecessor had 14,607,833 common shares outstanding compared with 1,000 common shares outstanding for Brand Energy. As a result, earnings per share data are not comparable and any presentation thereof would be misleading.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

        The following table sets forth a summary of our historical and pro forma financial data for the periods ended or as of the dates indicated. You should read this table together with the discussion under the headings "Use of Proceeds," "Capitalization," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Certain Indebtedness" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

        On July 29, 2005, we consummated the Aluma Acquisition. We accounted for the Aluma Acquisition under the purchase method of accounting in accordance with generally accepted accounting principles. Under this method, we recorded tangible and identifiable intangible assets acquired and liabilities assumed at their estimated fair values. We recorded the excess of the purchase price, plus estimated fees and expenses related to the Aluma Acquisition over the fair value of these acquired assets as goodwill.

        The following unaudited pro forma financial statements have been derived from the application of pro forma adjustments to our historical consolidated financial statements for the year ended December 31, 2005 and the unaudited consolidated financial statements of Aluma for the seven months ended July 28, 2005. Aluma's unaudited consolidated financial statements for the seven months ended July 28, 2005 are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which can differ in certain respects from, and were reconciled to, US GAAP. Aluma's condensed consolidated statement of operations were prepared in Canadian dollars and translated to U.S. dollars at the average monthly exchange rate over such period. Certain reclassifications were made to the Aluma condensed consolidated financial statements to conform them to our presentation.

        The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2005 assumes that the Aluma Acquisition, Offering and Related Transactions took place on January 1, 2005. The unaudited pro forma as adjusted consolidated balance sheet as of December 31, 2005 assumes that the Offering and Related Transactions took place on that date. The unaudited pro forma financial statements do not purport to represent what our results of operations or financial position would have been if the Aluma Acquisition, Offering and Related Transactions had occurred on the dates indicated and are not intended to project our results of operations or financial position for any future period or date.

        The unaudited pro forma adjustments are based on preliminary estimates, available information and certain assumptions that we believe are reasonable and may be revised as additional information becomes available. The pro forma adjustments and principal assumptions are described in the accompanying notes. Other information included under this heading has been presented to provide additional analysis.

Brand Energy & Infrastructure Services, Inc.
Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2005
(in thousands, except share and per share amounts)

	Year Ended December 31, 2005
		Adjustments for the Aluma Acquisition and Related Transactions(1)(2)
	Actual	Adjustments for Aluma Historical Reclassified US GAAP(3)	Adjustments for the Aluma Acquisition(4)		Adjustments for Financing Activities in Connection with the Aluma Acquisition(5)		Pro forma for the Aluma Acquisition and Related Transactions	Adjustments for Offering and Related Transactions(6)		Pro forma for the Aluma Acquisition, Offering and Related Transactions
Revenue	$491,376	$146,992	$—		$—		$638,368	$		$
Operating expenses	385,178	97,642	(706)	(a)	—		482,114

Gross profit	106,198	49,350	706		—		156,254
Selling and administrative expenses	80,534	43,954	1,618	(b)	—		126,106
Non-cash compensation	1,388	—	—		—		1,388

Operating income	24,276	5,396	(912)		—		28,760
Interest expense	40,803	4,072	(4,072)	(c)	7,079	(g)	47,882		(k)
Interest income	(252)	(86)	86	(d)	—		(252)
Foreign currency (gain) loss	(2,712)	479	(1,008)	(e)	1,264	(h)	(1,977)
Loss on interest rate and foreign currency swaps	1,288	—	—		—		1,288
Redeemable preferred stock dividend expense	2,338	—	—		3,503	(i)	5,841		(l)
Early extinguishment of debt	—	—	—		—	(i)	—		(m)

Income (loss) before provision for Income tax	(17,189)	931	4,082		(11,846)		(24,022)
Provision (benefit) for income tax	(2,733)	234	1,698	(f)	(3,195)	(j)	(3,996)		(n)

Net income (loss)	$(14,456)	$697	$2,384		$(8,651)		$(20,026)	$		$

Weighted average shares used in computing per share amounts
Basic	1,000						1,000
Diluted	1,000						1,000
Net income (loss) attributable to common stockholders per shareholder per share
Basic	$(14,456.00)						$(20,026.00)			$
Diluted	$(14,456.00)						$(20,026.00)			$

The accompanying notes are an integral part of the Unaudited Pro Forma Condensed Combined Statement of Operations.

Brand Energy & Infrastructure Services, Inc.
Notes to Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2005
(in thousands, except share and per share amounts)

The unaudited pro forma statement of operations gives effect to the following adjustments.

(1)
The Aluma Acquisition

  The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2005 reflect the Aluma Acquisition and Related Transactions. The pro forma adjustments give effect to the Aluma Acquisition and Related Transactions as if they had been consummated on January 1, 2005.

  Further information about the details of the Aluma Acquisition and Related Transactions can be found in note 4 of our consolidated financial statements included elsewhere in this prospectus.

(2)
Financing

  We financed the Aluma Acquisition through (i) $185.0 million of supplemental term loans under our amended and restated senior credit agreement, (ii) $5.0 million of borrowings under our revolving credit facility and (iii) $30.0 million from the sale of our Series A preferred stock. The following is an analysis of the manner in which we financed the Aluma Acquisition and Related Transactions:

Proceeds from short-term bank borrowings		$5,000
Net proceeds from supplemental term loan:
Supplemental term loan	$185,153
Less: bank and other fees	(4,995)

		180,158
Net proceeds from preferred stock issuance:
Series A Preferred stock issuance	$30,000
Less: advisory fees	(600)

		29,400
Cash on-hand		2,709

Cash used in transaction		$217,267

  Further information about the details of the amended and restated senior credit agreement and the preferred stock can be found in notes 10 and 11 respectively of our consolidated financial statements included elsewhere in this prospectus.

(3)
Aluma Statement of Operations for the Seven Months Ended July 28, 2005

  The following table reconciles from Canadian GAAP to US GAAP Aluma's unaudited condensed statement of operations for the seven months ended July 28, 2005.

	Aluma Historical ($CDN)	Aluma Historical US GAAP ($CDN)	Aluma Historical US GAAP ($USD)	Reclassifications	Aluma Historical US GAAP Reclassified
Revenues	$181,057	$181,057	$146,992	$—	$146,992
Operating expenses	100,664	100,664	81,724	15,918	97,642
Gross Profit	80,393	80,393	65,268	(15,918)	49,350
Selling and administrative expenses	55,678	55,678	45,202	(1,248)	43,954
Operating Income	24,715	24,715	20,066	(14,670)	5,396
Depreciation and amortization	10,741	10,741	8,720	(8,720)	—
Business restructuring and other expenses	7,329	7,329	5,950	(5,950)	—
Interest (income)	—	—	—	(86)	(86)
Interest expense	4,909	4,909	3,986	86	4,072
Foreign currency (gain) loss	590	590	479	—	479
Income (loss) before income tax provision	$1,146	$1,146	$931	$—	$931
Provision for income taxes	288	288	234	—	234

Net income (loss)	$858	$858	$697	$—	$697

  Amounts related to reclassifications represent (i) reclassification of business restructuring and other expense to selling and administrative expenses, (ii) reclassification of interest income out of interest expense, (iii) reallocation of depreciation and amortization to operating expenses and selling and administrative expenses in conformity with our statement of operations, and (iv) reclassification of certain of Aluma's selling and administrative expenses to operating expenses in conformity with our statement of operations.

(4)
Pro Forma Adjustments for the Aluma Acquisition

  The following is an explanation of the pro forma adjustments to the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2005 resulting from the Aluma Acquisition.

(a)	Adjustment to depreciation expense for fair value of assets acquired	$(706)
(b)	Adjustment to depreciation and amortization expense for fair value of assets acquired	$1,618
(c)	Elimination of interest expense of Aluma because the related debt was not assumed by us	$(4,072)
(d)	Elimination of interest income of Aluma because the related financial assets were not purchased by us	$86
(e)	Elimination of a portion of Aluma's currency gain (loss) related to debt because the related debt was not assumed by us	$(1,008)
(f)	Adjustment to provision for income taxes for the impact of all other pro forma adjustments	$1,698

(5)
Pro Forma Adjustments for Financing Activities in Connection with the Aluma Acquisition

  The following is an explanation of the pro forma adjustments to the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2005 resulting from the financing activities in connection with the Aluma Acquisition.

(g)	Adjustment to interest expense, including amortization of debt issuance costs, for the incremental borrowings used to finance the acquisition	$7,079
(h)	Reflects impact on foreign currency (gain) loss of borrowings in Canadian dollars and push-down of U.S. dollar debt to Canadian subsidiary	$1,264
(i)	Adjustment to redeemable preferred stock dividend expense to reflect issuance of redeemable preferred stock at January 1, 2005	$3,503
(j)	Adjustment to provision for income taxes for the impact of all other pro forma adjustments	$(3,195)
(6)
Pro Forma Adjustments for Offering and Related Transactions

  The following is an explanation of the pro forma adjustments to the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2005 resulting from the Offering and Related Transactions

(k)	Adjustment to interest expense as a result of the Offering and Related Transactions.
	Increase in interest expense related to our additional borrowings under our credit facility	$
Decrease in interest expense related to the repurchase by us of all of our outstanding 13% senior subordinated pay-in-kind notes due 2013
Decrease in interest expense related to the repurchase by Brand Services of all of its outstanding 12% senior subordinated notes due 2012

	Pro forma adjustment to interest expense	$

(l)	Adjustment to redeemable preferred stock dividend expense to reflect the redemption of all of our outstanding shares of our non-voting cumulative redeemable Series A preferred stock	$
(m)	Adjustment to early extinguishment of debt as a result of the Offering and Related Transactions
	Writeoff of deferred financing costs associated with the repurchase by us of all of our outstanding 13% senior subordinated pay-in-kind notes due 2013	$
Writeoff of deferred financing costs associated with the repurchase by Brand Services of all of its outstanding 12% senior subordinated notes due 2012
Writeoff of deferred financing costs associated with the redemption of all of our outstanding shares of our non-voting cumulative redeemable Series A preferred stock
Expense related to the repurchase premium paid in connection with our repurchase of all of our outstanding 13% senior subordinated pay-in-kind notes due 2013
Expense related to the tender offer premium paid in connection with Brand Services' repurchase of all of its outstanding 12% senior subordinated notes due 2012
Expense related to the redemption premium paid in connection with our redemption of all of the outstanding shares of our non-voting cumulative redeemable Series A preferred stock

	Pro forma adjustment to early extinguishment of debt	$

(n)	Adjustment to provision for income taxes for the impact of the foregoing pro forma adjustments	$

Brand Energy & Infrastructure Services, Inc.
Unaudited Pro Forma as Adjusted Consolidated Balance Sheet
As of December 31, 2005
(in thousands, except share and per share amounts)

	As of December 31, 2005
	Actual	Adjustments for Offering and Related Transactions		Pro forma for Offering and Related Transactions
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$6,310	$		$
Trade accounts receivable, net of allowance for doubtful accounts of $6,364 in 2005	117,207
Accrued revenue	6,292
Other current assets	12,594		(a)

Total current assets	142,403
PROPERTY AND EQUIPMENT:
Land	5,190
Buildings and leasehold improvements	6,278
Vehicles and other equipment	29,997
Scaffolding and forming and shoring equipment	309,387

Total property and equipment, at cost	350,852
Less — Accumulated depreciation and amortization	74,232

Total property and equipment, net	276,620
GOODWILL	292,601
OTHER ASSETS AND INTANGIBLES, NET	111,447

Total assets	$823,071	$		$

LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES:
Current maturities of long-term debt	$2,904	$	(b)	$
Current maturities of notes payable and capital lease obligations	370
Accounts payable and accrued expenses	79,585
Deferred revenue	3,034

Total current liabilities	85,893
LONG-TERM DEBT, LESS CURRENT MATURITIES	481,694		(c)
NOTES PAYABLE AND CAPITAL LEASE OBLIGATIONS, LESS CURRENT MATURITIES	458
REDEEMABLE PREFERRED STOCK	32,337		(d)
DEFERRED INCOME TAXES	18,556
STOCKHOLDER'S EQUITY:
Common stock, $0.01 par value, 1,000 shares authorized, issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma as adjusted	—		(e)
Paid-in capital	225,833		(f)
Cumulative foreign currency translation adjustment	7,248
Accumulated deficit	(28,948)		(g)

Total stockholder's equity	204,133

Total liabilities and stockholder's equity	$823,071	$		$

The accompanying notes are an integral part of the Unaudited Pro Forma as Adjusted Consolidated Balance Sheet.

Brand Energy & Infrastructure Services, Inc.
Notes to Unaudited Pro Forma as Adjusted Consolidated Balance Sheet
For the Year Ended December 31, 2005
(in thousands, except share and per share amounts)

        The unaudited pro forma as adjusted consolidated balance sheet gives effect to the following adjustments.

(a)	Adjustment to other current assets as a result of the Offering and Related Transactions.
	Writeoff of deferred financing costs associated with the repurchase by us of all of our outstanding 13% senior subordinated pay-in-kind notes due 2013	$
Writeoff of deferred financing costs associated with the repurchase by Brand Services of all of its outstanding 12% senior subordinated notes due 2012
Writeoff of deferred financing costs associated with the redemption of all of our outstanding shares of our non-voting cumulative redeemable Series A preferred stock

	Pro forma adjustment to current assets	$

(b)	Adjustment to current maturities of long-term debt resulting from the amendment and restatement or refinancing of our credit facility	$
(c)	Adjustment to long-term debt, less current maturities as a result of the Offering and Related Transactions
	Decrease in long-term debt, less current maturities resulting from the repurchase by us of all of our outstanding 13% senior subordinated pay-in-kind notes due 2013	$
Decrease in long-term debt, less current maturities resulting from the repurchase by Brand Services of all of its outstanding 12% senior subordinated notes due 2012
Increase in long-term debt, less current maturities resulting from our additional borrowings under our credit facility

	Pro forma adjustment to long-term debt, less current maturities	$

(d)	Adjustment to redeemable preferred stock resulting from the redemption of all of our outstanding shares of our non-voting cumulative redeemable Series A preferred stock	$
(e)	Adjustment to reflect the par value of all shares of our common stock issued and outstanding following the Offering and Related Transactions	$
(f)	Adjustment to paid-in capital to reflect the issuance of additional shares of our common stock in connection with the Offering and Related Transaction	$
(g)	Adjustment to accumulated deficit as a result of the Offering and Related Transactions
	Decrease in retained earnings related to the writeoff of deferred financing costs associated with the repurchase by us of all of our outstanding 13% senior subordinated pay-in-kind notes due 2013	$
Decrease in retained earnings related to the writeoff of deferred financing costs associated with the repurchase by Brand Services of all of its outstanding 12% senior subordinated notes due 2012
Decrease in retained earnings related to the writeoff of deferred financing costs associated with the redemption of all of our outstanding shares of our non-voting cumulative redeemable Series A preferred stock

	Pro forma adjustment to accumulated deficit	$

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis should be read in conjunction with the "Selected Historical Consolidated Financial Data," the "Unaudited Pro Forma Consolidated Financial Information" and our financial statements and related notes included elsewhere in this prospectus. Some of the statements in the following discussion are forward-looking statements. See "Forward-Looking Statements" and "Risk Factors" for more information.

Overview

        We are a leading industrial services company. We believe we are the largest North American provider of scaffolding work access services, which include design engineering, project management, labor for the erection and dismantlement of complex scaffolding systems and the associated equipment rental. Additionally, we provide concrete forming and shoring and specialty craft labor services. We primarily service North American energy-related markets, with clients in the refining, chemical, power generation, offshore oil production and other industries. In energy-related markets, our services support the ongoing maintenance, inspection and periodic overhauls ("turnarounds") of our customers' facilities. We also provide work access services associated with the construction of new facilities and the expansion or upgrading of existing sites. In the commercial and infrastructure markets, we support new construction and renovation projects, including for high-rise buildings, hospitals, airports, churches, bridges, dams and other construction and renovation projects throughout North America and in select international regions.

        Our work access service offerings facilitate access to our customers' tall and complex structures. The core of our work access business is comprised of work access services for ongoing maintenance at our customers' facilities, many of which we have serviced for over 20 years. In our forming and shoring business, we provide customized applications that support our customers concrete formwork needs. The modular formwork systems we provide enable our customers to shorten construction times and reduce labor costs. We also provide our customers with specialty craft labor services, including insulation, carpentry and safety services. We believe that providing these services strengthens our relationships with our core customer base and provides us with a source of revenues that requires no additional capital investment.

        In 2005 we acquired the operations of Aluma Enterprises, a leading provider of work access and forming and shoring services in Canada. Approximately 60% of Aluma's business serves the Canadian refining market, including the Alberta Oil Sands. Through this acquisition we also acquired a concrete forming and shoring business which has a strong presence in select North American regions and international markets.

        We deliver our services through an extensive field service organization consisting of 6,000 to 7,000 skilled craftspeople (depending on seasonal needs), 88 field offices and an additional 74 facilities located at customer sites throughout the United States, Canada and selected international locations.

Key Factors Affecting Our Business

        Our operating results are influenced by a broad range of factors, including those outlined below.

        Effects of Seasonality

        The market for industrial work access solutions and forming and shoring services experiences seasonal fluctuations in demand. For instance, because of high demand for gasoline for automobiles during the summer, most refineries prefer to close down for turnarounds during the spring and fall. In addition, cold temperatures in the first and fourth fiscal quarters typically limit activity on maintenance and capital projects in the Alberta Oil Sands. Our utility clients follow a similar pattern. On the other hand, non-residential construction, particularly in the renovation business, occurs throughout the year, but is heaviest in the second and third fiscal quarters. The effects of seasonal fluctuations in demand for our services may lead to:

  •
  low inventory utilization during periods of low demand;

  •
  an inability to service all of our customers during periods of high demand;

  •
  competitive pricing pressure during periods of low demand;

  •
  periods of low cash flow; and

  •
  quarter-to-quarter volatility in net income.

        Effects on our Revenues of Economic Conditions in a Small Group of Industries

        Historically, the demand for our industrial work access and forming and shoring services has varied significantly from year to year, principally due to our dependence on maintenance and capital spending by companies in the refining, petrochemical, chemical, utility, pulp and paper and building construction and renovation industries. The spending of companies in these cyclical industries, in turn, is influenced by the strength of the markets for their products as well as regulatory, macroeconomic and geopolitical factors. For example:

  •
  Strong demand, high utilization rates and rising energy prices in the refining and petrochemical industries have driven work access spending on maintenance and capital projects, including construction of new facilities, capacity enhancement of existing facilities and refurbishment of mothballed facilities.

  •
  Technological advances and high prices for oil have led to major capital investments in extraction and refining facilities in areas such as the Alberta Oil Sands, which has driven demand for our industrial work access services.

  •
  Emissions regulations have led to increased capital spending by utilities and companies in the refining, petrochemical and utility industries for the installation of environmentally compliant technologies, which has driven demand for our work access services.

  •
  High natural gas prices have led to an increasing reliance on high-maintenance coal-fired generating facilities, driving work access spending in the utility industry.

  •
  Federal investment in transportation infrastructure has driven spending on forming and shoring projects by the building construction and renovation industries.

  •
  Economic growth and demographic shifts, particularly in the Southern and Western United States, have driven construction and renovation activity, which has led to increased commercial work access spending.

  •
  The rising cost of lumber, plywood and structural steel, traditional alternatives to concrete construction, have contributed to increased spending on concrete construction projects that require forming and shoring services.

        Effects of Changes in Foreign Currency Exchange Rates

        Our acquisition of Aluma significantly increased our exposure to exchange rate fluctuations between the Canadian dollar and the U.S. dollar. We record the financial results of our non-U.S. operations in U.S. dollars. Consequently, a weakening of the Canadian dollar against the U.S. dollar would reduce the contribution, in U.S. dollar terms, of our Canadian operations, even if, in local currency terms, the results of these Canadian subsidiaries improved or remained the same relative to prior years. Approximately 30% of our revenues are generated in Canadian dollars. In future years we expect our Canadian results of operations will be an increasingly important component of our consolidated results of operations. As a result, the impact of changes in the exchange rate between the Canadian dollar and the U.S. dollar in future years will be increasingly important to our reported levels of revenues and operating income. In general we do not hedge against our translational exposure to changes in the U.S. dollar/Canadian dollar exchange rate, though we do hedge to some extent our exposure to certain Canadian dollar receivables, as described below.

        Effects of Changes in Interest Rates

        As of December 31, 2005, our total long-term indebtedness was $491.4 million, excluding unused commitments under our credit facility, of which approximately $289.0 million was subject to variable interest rates. As of December 31, 2005 on a pro forma basis after giving effect to the Offering and Related Transactions as if such transactions had occurred on such date, our long-term indebtedness would have been $     million, of which $289.0 million would have been subject to variable interest rates. Assuming we incur no additional variable rate indebtedness, if interest rates were to increase by 100 basis points, our annualized cash interest expense would increase by approximately $2.9 million, or $     million on a pro forma basis.

        Effects of Competition and Concentrated Client Base

        We operate in a highly competitive industry. The work access solutions industry is comprised of a few large work access solutions companies and a large number of engineering and construction firms, multi-craft providers and other local work access solutions providers. As a result, we compete on the basis of delivered price as well as on the basis of customer service and safety. Our 10 largest customers accounted for 36% of our 2005 revenues. The loss of any of our large customers to a competitor or otherwise would have a material adverse effect on our financial condition, results of operations and cash flows.

Key Factors Affecting Our Results

        Revenues

        Our revenues consist of revenues from labor, equipment rental and equipment sales. We derive the bulk of our revenues from the labor services we provide in connection with the rental or sale of scaffolding equipment. We generally rent equipment under month-to month rental contracts. We provide services, such as the erection and dismantlement of scaffolding or forming and shoring units, under both price-per-unit and time-and-materials contracts. We typically provide work access services for ongoing maintenance at our customers' facilities, many of which we have serviced for over 20 years. Turnarounds occur every one to four years depending on the industry and the type of turnaround being performed. Although some turnarounds may be postponed for a period of time, they are a necessary component of maintaining industrial facilities and are required to ensure the safe and efficient operation of such facilities. While the postponement of scheduled turnarounds causes fluctuations in our quarterly and annual results, ongoing maintenance and turnarounds provide stable and recurring revenues. Historically, approximately 75% of our revenues have been attributable to serving the industrial market with ongoing maintenance, turnarounds and capital projects of industrial facilities.

        We derive incremental revenues by providing specialty craft services, such as carpentry, insulation and safety services. We also periodically sell new scaffolding and concrete forming and shoring equipment to third parties.

        Operating Expenses

        Our operating expenses consist of the cost of labor, the cost of equipment rental revenues, the cost of equipment sales, and divisional operating expenses, the most significant of which is the cost of labor. The cost of labor as a percentage of operating expenses was 79.5%, 81.1% and 75.9% for 2003, 2004 and 2005, respectively. The cost of labor consists of salaries and related payroll expenses that we pay to our employees who provide our work access and forming and shoring services. In periods of high demand for our services, we may supplement our permanent workforce with as many as 5,000 temporary workers. During periods of intense competition for such temporary workers, our cost of labor increases. For example, a tightening labor market along the Gulf Coast and in Western Canada increased our cost of labor in recent periods. Insurance and related expenses represent a significant component of our cost of labor. In 2005 our insurance costs of $10.6 million represented 3.6% of our cost of labor. If our insurance premiums or related costs rise significantly in the future, our profitability could be reduced.

        The cost of equipment rental, the cost of equipment sales and divisional operating expenses represented, for the year ended December 31, 2005, 11.7%, 2.6%, and 6.3% respectively, of our operating expenses. The cost of equipment rentals principally consists of depreciation expense and the costs to transport our rental equipment to and from our customer sites. The cost of equipment sales consists of our purchase costs of the equipment sold. Divisional operating expenses are the costs to man and operate our field locations. These costs tend to vary directly with total revenues. As we more fully describe in note 13 of our consolidated financial statements, in 2005, 3.6% of our operating expenses related to a non-recurring write-off of equipment of approximately $14.0 million which has affected the comparability of our 2005 results to other financial periods. We recognized the full impact of the loss of such equipment in the $14.0 million write-off. The write-off has not affected our ability to provide rental equipment to our customers nor has it increased our future capital expenditure requirements.

        Gross Margin

        We use the gross margin (gross profit divided by revenues) of each of our revenue sources to monitor the profitability of our business. Because we price our services as a function of our estimated costs, we expect our gross margin to be relatively stable despite the variable cost of labor. Consequently, we expect that our labor revenues will vary directly with our cost of labor. Nevertheless, although our contracts typically provide for re-pricing on an annual basis, volatility in our variable costs, principally the cost of labor, may have a short term impact on our gross margins to the extent that pricing adjustments cannot be made immediately to reflect such increased costs.

        Because a large component of our cost of rental revenues is depreciation expense, which is a semi-variable cost, we expect that our gross margins on rental revenues should increase as rental revenues increase. From time to time we sell scaffolding and concrete forming and shoring equipment.

        Selling and Administrative Expenses

        Our selling and administrative expenses consist of salaries and other payroll-related costs for our executive, administrative, financial and marketing functions, as well as certain taxes, insurance and professional service fees.

        Interest Expense

        Our interest expense includes the interest on our long-term debt, any borrowings under our revolving debt facility and notes payable, commitment fees for our credit facility and amortization of the related fees to execute required financing arrangements. As a result of our high debt levels, interest expense has represented a significant proportion of our expenses during the periods under review.

        Gain (Loss) on Interest Rate and Foreign Currency Swaps

        When we acquired the assets and operations of Aluma, we increased our exposure to changes in foreign currency exchange rates because the majority of Aluma's assets and operations are located in Canada. In addition, we increased our exposure to changes in interest rates because the debt we assumed to acquire Aluma is variable interest rate debt. To mitigate our risk related to changes in the rate of exchange between the Canadian dollar and the U.S. dollar and to mitigate our risk related to rising interest rates, we entered into several interest rate and foreign currency swaps during 2005. As we more fully describe in note 13 of our consolidated financial statements, we determined that we would not account for these as hedges. As a result, we record the change in fair market value of these financial instruments in this line of our income statement.

        Foreign Currency Transaction Gain

        To fund the acquisition of Aluma, our U.S. subsidiary, Brand Services, borrowed CDN$70.3 million under our credit facility and loaned CDN$132.0 million to our Canadian subsidiary to purchase the Canadian assets of Aluma. As a result, we have a Canadian dollar denominated net receivable on the books of our U.S. subsidiary which changes in value as the rate of exchange rate between the Canadian dollar and the U.S. dollar changes. We record this change in value in this line of our income statement. In particular, because we have a net Canadian receivable on the books of a U.S. subsidiary, we will record unrealized gains if the Canadian dollar strengthens against the U.S. dollar. On the other hand, if the Canadian dollar weakens against the U.S. dollar, we will record unrealized losses.

        Redeemable Preferred Stock Expense

        We issued redeemable preferred stock during 2005 to finance the acquisition of Aluma. As we more fully discuss in note 12 of our consolidated financial statements, we account for the redeemable preferred stock as debt because it has a mandatory redemption feature. As a result, we charge the related dividends to expense in this line of our income statement.

Critical Accounting Policies

        A summary of our significant account policies is included in note 2 to our consolidated financial statements. The preparation of financial statements requires our management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Our estimates and assumptions are based on historical experiences and changes in the business environment. However, actual results may differ from estimates under different conditions, sometimes materially. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and results and require management's most subjective judgments. Our most critical accounting policies and estimates are described below.

        Acquisition Accounting

        We have made several acquisitions in recent years. We have accounted for all of these acquisitions in accordance with the purchase method, and accordingly, we have included the results of their operations in our consolidated statement of operations from the respective date of acquisition. We allocated the purchase price of each acquisition to its identifiable assets and liabilities, and we recorded any excess of the cost over the fair value of the net identifiable assets acquired as goodwill. Our initial allocation of purchase price is based on preliminary information, which is subject to adjustments upon obtaining complete valuation information. While the delayed finalization of a purchase price has historically not had a material impact on our consolidated results of operations, we cannot guarantee the same results in future acquisitions.

        Impairment Policies

        We account for our long-lived assets, excluding goodwill and tradenames, in accordance with SFAS No. 144, which requires us to assess the recoverability of these assets when events or changes in circumstances indicate that the carrying amount of the long-lived asset might not be recoverable. If impairment indicators exist, we determine whether the projected undiscounted cash flows will be sufficient to cover the carrying value of such assets. This requires our management to make significant judgments about the expected future cash flows of the asset group. The future cash flows are dependent on general and economic conditions and are subject to change.

        We account for goodwill and tradenames in accordance with SFAS No. 142, which requires us to test goodwill and tradenames for impairment annually and whenever events occur or circumstances change that would, more likely than not, reduce the fair value of the reporting unit below its carrying value. For purposes of SFAS No. 142, we have determined that we will perform our impairment analysis on a consolidated enterprise level. Because quoted market prices are not available, management uses the present value of expected future cash flows to estimate fair value. Management must make significant judgments and estimates about future conditions to estimate future cash flows. Unforeseen events and changes in circumstances and market conditions, including general economic and competitive conditions, could result in significant changes in those estimates and material charges to income.

        Workers' Compensation and Health Benefit Claims

        As part of our ongoing business, we make payments on claims for workers' compensation and health benefits. We have purchased insurance coverage for large claims. We estimate our future workers' compensation and health benefit liabilities using actuarial methods based upon historical data for payment patterns, cost trends, utilization of healthcare services and other relevant factors. These liabilities take into account incurred but not reported (IBNR) claims. While we believe our liabilities for workers' compensation and health benefit claims of $16.0 million as of December 31, 2005, are adequate and that the judgment applied is appropriate, such estimated liabilities could differ materially from our actual future liabilities related to workers' compensation and health benefit claims.

        Revenue Recognition

        We generally rent equipment under month-to-month rental contracts and provide services under both price-per-unit and time-and-materials short-term contracts. Price-per-unit contracts establish a fixed price per unit of scaffolding deployed. We recognize revenues on price-per-unit contracts over the contractual period based upon the percentage of completion method. We determine percentage of completion by comparing costs actually incurred on each contract to total estimated costs to complete each contract. We recognize losses on individual contracts as soon as we determine that our total estimated costs exceed our fixed fee arrangement for that contract. We recognize revenues for services provided on a time-and-materials basis when we provide the related service.

        We periodically sell new scaffolding and concrete forming and shoring equipment directly to third parties. We recognize revenue upon shipment and record as operating expense the cost of the scaffolding or concrete forming equipment sold on the first-in first-out method. In addition, we periodically sell used scaffolding and concrete forming and shoring equipment to third parties, primarily to rental customers. We recognize revenue for the proceeds of such sales and record as operating expense the net book value of the scaffolding or concrete forming equipment. We determine net book value assuming the oldest inventory is sold first, as we maintain inventory records on a group basis.

Acquisition of Aluma

        On July 29, 2005, we purchased substantially all of the operations and the net operating assets of Aluma. The purpose of the transaction was to expand our market position in Canada and obtain entry into the forming and shoring business. The results of Aluma are included in our consolidated financial statements from July 29, 2005 to December 31, 2005. The aggregate purchase price for Aluma was $241.1 million, consisting of purchase price and acquisition related costs of $217.3 million and assumed liabilities of $23.8 million. The acquisition was principally financed through borrowings under our credit facility (See note 10 to our consolidated financial statements), and through the issuance of our redeemable preferred stock (See note 11 to our consolidated financial statements). In connection with the acquisition, we recorded goodwill of $44.1 million based upon the allocation of the excess of the purchase price over the net fair value of the assets acquired.

Change in Accounting Principle

        Effective January 1, 2004, we adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." We selected the modified prospective transition method under the provisions of SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," which requires us to expense stock options prospectively, beginning in the year of adoption. We expensed $0.2 million and $1.4 million of stock options for the years ended December 31, 2004 and 2005, recorded in our consolidated income statement under Non-cash compensation.

        Prior to 2004, we accounted for stock-based compensation under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. For the year ended December 31, 2003, no stock-based employee compensation expense was recorded as all options granted under those plans had an exercise price greater than the fair market value of the underlying equity on the date of grant.

Results of Operations

  Year Ended December 31, 2005 as Compared to Year Ended December 31, 2004

        Revenue.    Total revenues increased to $491.4 million for the year ended December 31, 2005 from $334.0 million for the year ended December 31, 2004, which represented an increase of $157.4 million or 47.1%. The increase in revenues was principally attributable to the acquisition of Aluma, which accounted for $110.3 million, or 70.1%, of this increase, and strong demand for work access solutions in all of our markets in 2005. Our revenues derived from the refinery and chemical market increased 12.2% driven by several turnarounds in the United States.

        Gross Profit.    Gross profit for the year ended December 31, 2005 was $106.2 million or 21.6% of revenues compared to 2004 gross profit of $69.5 million or 20.8% of revenues. The increase in gross profit was principally attributable to the acquisition of Aluma, which accounted for $34.7 million, or 94.6%, of this increase.

        Gross profit for 2005 includes a one-time non-cash write-off of equipment of $14.0 million resulting from a physical inventory of our scaffolding equipment which was performed in November 2005. As more fully described in note 14 to our consolidated financial statements included elsewhere in this prospectus, we believe that the write-off resulted from scaffolding equipment that was lost, scrapped or destroyed over a period of several years.

        Gross profit on labor services increased 23.3% to $57.1 million or 16.4% of labor revenues as compared to 2004 gross profit on labor services, which was $46.3 million or 17.8% of labor revenues. The acquisition of Aluma accounted for $5.2 million of 2005 labor gross profit. The decrease in labor gross margin percentage was principally due to the Aluma acquisition and higher than normal labor costs on a large capital project in the United States. Gross profit on equipment rentals increased 107.1% to $79.0 million in 2005 or 63.7% of equipment revenues as compared to 2004 gross profit on equipment rentals of $38.2 million or 57.5% of equipment rental revenues. The acquisition of Aluma accounted for $30.0 million of 2005 equipment gross profit. The increase in gross margin on equipment rental was driven by the Aluma acquisition and a 16.5% increase in equipment rental revenues in our existing business while total equipment rental costs for our existing business remained relatively flat, decreasing 0.2% between years. Divisional operating costs increased 41.6% to $24.1 million in 2005 or 4.9% of total revenues as compared to 2004 divisional operating costs of $17.0 million or 5.1% of total revenues. The acquisition of Aluma accounted for $5.8 million of the increase in divisional operating costs. Higher salary expenses needed to support the 47.1% rise in revenues and higher truck and maintenance expense partially driven by higher fuel costs also contributed to the increase in divisional operating costs.

        Selling and Administrative Expenses.    Selling and administrative expenses increased $35.4 million to $80.6 million in 2005. The acquisition of Aluma accounted for $22.1 million of the increase and non-recurring charges and expenses accounted for $3.9 million of the increase. Non-recurring charges and expenses are comprised of $2.1 million in severance charges related to our former CEO and other executive positions, $0.6 million of duplicate salaries for the CEO position, $0.6 million in recruiting and relocation fees for new executives, $0.3 million of professional fees related to tax restructuring, and $0.3 million of moving and other integration costs related to the acquisition of Aluma. Selling and administrative expenses also increased as a result of increases in bonus and sales commission expenses of $5.4 million, bad debt expenses of $1.2 million, travel expenses of $0.7 million and salaries and benefits of $0.6 million.

        Operating Income.    As a result of the factors discussed above, operating income increased by $0.1 million to $24.3 million for the year ended December 31, 2005 from $24.2 million for the year ended December 31, 2004.

        Interest Expense.    Interest expense increased by $7.1 million to $40.8 million for the year ended December 31, 2005, from $33.7 million for the year ended December 31, 2004. This increase was primarily due to the impact of higher interest rates on our outstanding senior debt under our credit facility and the interest expense in respect of the additional $185.0 million in senior debt under our credit facility drawn in connection with the acquisition of Aluma, and the compounding effect of interest on our 13% senior subordinated pay-in-kind notes due 2013.

        Redeemable Preferred Stock Dividend Expense.    Preferred stock dividend expense in 2005 arose from our issuance of preferred stock to finance the acquisition of Aluma. As further discussed in note 12 to our consolidated financial statements, because the preferred stock has a mandatory redemption date, it is reflected as debt in the consolidated financial statements and the related dividends are recorded as preferred stock dividend expense.

        Foreign Currency Transaction Gain.    To fund the acquisition of Aluma, on July 29, 2005 Brand Services borrowed CDN$70.3 million under the credit facility. Simultaneously, Brand Services loaned CDN$132.0 million to its Canadian subsidiary to purchase the Canadian assets of Aluma. As a result of these transactions, Brand Services has a net receivable exposure of approximately CDN$61.7 million on which it recognizes currency gains and losses. From the date of the acquisition of Aluma to December 31, 2005, the U.S. dollar weakened against the Canadian dollar by approximately 5.5% resulting in a foreign currency transaction gain of $2.7 million.

        Loss on Interest and Foreign Currency Rate Swaps.    During 2005 we entered into several interest and currency swaps to mitigate our interest rate exposure to our variable interest rate debt and our currency rate exposure related to our investment in Aluma. We did not elect to treat these swap agreements as hedges under SFAS No. 133 and, accordingly, recorded mark-to-market gains and losses in net income. For the year ended December 31, 2005, we recorded a gain of $0.2 million on our interest rate swaps and a loss of $1.5 million on our currency swaps.

        Provision for Taxes.    For the year ended December 31, 2005, the benefit for income taxes was recorded at an effective rate of 15.9% versus an effective tax rate of 26.2% for the year ended December 31, 2004. The primary reasons for the decrease in the effective tax benefit rate are (i) we recorded preferred dividend expense in 2005 which is non-deductible for tax purposes and (ii) our non-deductible non-cash compensation expense in 2005 was higher than the amount we recorded in 2004. Our overall effective tax rate is also impacted by interest expense that we cannot deduct for tax purposes. We explain the differences between our effective tax rate and the federal statutory rate of 34% in greater detail in note 18 to our consolidated financial statements.

        At December 31, 2005, we had approximately $97 million in losses that we can use in future years to reduce our federal tax payments. We anticipate that we will be able to utilize these losses before they expire in various years between 2012 and 2023.

  Year Ended December 31, 2004 as Compared to Year Ended December 31, 2003

        Revenue.    Total revenue declined to $334.0 million for the year ended December 31, 2004 from $347.7 million for the year ended December 31, 2003, which represented a decrease of $13.7 million, or 4.0%. The primary reason for the decrease was a $27.1 million decrease in revenue derived from the power utility capital sector, much of which was anticipated, due to large projects in the Northeast and on the West Coast that were completed in 2003. This decrease was partially offset by increases in demand for our services in the commercial and other industrial markets.

        Gross Profit.    Gross profit for the year ended December 31, 2004 was $69.5 million or 20.8% of revenues compared to 2003 gross profit of $68.5 million or 19.7% of revenues. Overall gross profit increased by $1.0 million or 1.5% for the year ended December 31, 2004 compared to the year ended December 31, 2003. Labor gross profit increased by $0.4 million despite a $7.1 million decrease in labor revenues. The percentage of labor gross profit to labor revenues increased to 17.8% in 2004 from 17.2% in 2003, primarily due to lower insurance claim costs. Equipment rental gross profit increased $2.1 million despite a $6.1 million decrease in rental revenue. The primary reason for this was an $8.4 million decrease in depreciation expense that resulted from groups of assets that became fully depreciated at the end of 2003. These increases were partially offset by a decline in equipment sales gross profit of $0.3 million, primarily due to a $0.6 million decrease in equipment sales revenue, and an increase in divisional operating expenses of $1.2 million. Higher truck expense, primarily due to higher fuel and maintenance costs, was the main factor in the divisional operating expense increase.

        Selling and Administrative Expenses.    Selling and administrative expenses increased $1.0 million to $45.1 million for the year ended December 31, 2004, from $44.1 million for the year ended December 31, 2003. This was primarily the result of increased salaries and travel expenses as well as small increases in a number of miscellaneous accounts, partially offset by lower depreciation expense.

        Operating Income.    As a result of the factors discussed above, operating income decreased by $0.2 million, or 0.9%, to $24.2 million for the year ended December 31, 2004 from $24.4 million for the year ended December 31, 2003.

        Interest Expense.    Interest expense increased by $1.0 million to $33.7 million for the year ended December 31, 2004, from $32.7 million for the year ended December 31, 2003. This increase was primarily due to bank fees associated with obtaining waivers and amendments to our credit facility and the compounding effect on interest on our 13% senior subordinated pay-in-kind notes due 2013. These increases were partially offset by the impact of lower senior debt levels due to principal prepayments made in December 2003 and March 2004.

        Income Tax Benefit.    For the year ended December 31, 2004, the benefit for incomes taxes was recorded at an effective rate of 26.2% versus an effective rate of 27.5% for the year ended December 31, 2003. This rate was lower than the U.S. statutory rate of 34.0% primarily due to Canadian taxes paid and a portion of the interest expense on our 13% senior subordinated pay-in-kind notes due 2013 not being deductible for tax purposes.

        Net Loss.    Net loss increased $0.9 million to $6.8 million for the year ended December 31, 2004 from $5.9 million for the year ended December 31, 2003.

Liquidity and Capital Resources

        We have historically utilized internal cash flow from operations and borrowings under the amended credit facility to fund our operations, capital expenditures and working capital requirements. As of December 31, 2005, we had working capital of $57.8 million, including cash and cash equivalents of $6.3 million.

        For the years ended December 31, 2003, 2004 and 2005, cash provided by operating activities was $36.6 million, $26.8 million and $29.5 million, respectively.

        We believe that our existing working capital, borrowings available under our credit facility and internal cash flow from operations should provide sufficient resources to support current business activities. To the extent we accelerate our growth plans, consummate acquisitions or have lower than anticipated sales or increases in expenses, we may also need to raise additional capital. In particular, increased working capital needs occur whenever we consummate acquisitions or experience strong incremental demand.

        One of our major uses of cash is capital expenditures, primarily comprised of equipment expenditures. Our maintenance capital expenditures generally relate to acquiring scaffolding planks, trucks and other equipment. Expansion capital expenditures are discretionary and generally relate to acquiring new work access solutions and vehicles. These expenditures vary annually based on our level of work access solutions rental activity and growth opportunities. Capital expenditures were $11.9 million, $14.1 million and $35.2 million, for the years ended December 31, 2003, 2004 and 2005, respectively. Future capital expenditures are expected to be at levels approximately equal to the 2005 levels.

        During 2005 we acquired substantially all of the operations and operating assets of Aluma. The aggregate purchase price for Aluma was $241.1 million, consisting of purchase price and acquisition related costs of $217.3 million and assumed liabilities of $23.8 million. The acquisition was principally financed through borrowings under our credit facility, and through the issuance of our redeemable preferred stock.

        In July 2005, we amended our former credit facility in connection with the acquisition of Aluma. Our amended credit facility provides for $287.0 million of term loans, a $50.0 million revolving loan facility, a $20.0 million letter of credit facility and a synthetic letter of credit facility of up to $15.0 million. Up to $20.0 million of the $50.0 million revolving loan facility may be used for additional letters of credit. As of December 31, 2005, we had no borrowings outstanding under the revolving portion of our credit facility and had total outstanding letters of credit of $34.3 million. Under this facility, we and our subsidiaries are subject to numerous financial covenants. In addition to customary events of default, this facility contains certain financial covenants as well as covenants which, among other things, limit the amount of capital expenditures, the incurrence of additional indebtedness, investments, dividends, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, prepayments of other indebtedness, liens and encumbrances and other matters customarily restricted in such agreements. In connection with the Offering and Related Transactions, we expect to either refinance or amend and restate our credit facility pursuant to which, among other things, we will borrow an additional $                  million in term loans thereunder. See "Description of Certain Indebtedness—Credit Facility."

        The interest rate on the term loans under our credit facility is variable. For the years ended December 31, 2003, 2004 and 2005, the weighted average interest rate on the term loans was 5.2%, 4.8% and 6.6%, respectively.

        Our estimated interest payment obligation under our credit facility for 2006 is $22.5 million, including commitment and letter of credit fees. We are required to make semi-annual interest payments on the 12% senior subordinated notes due 2012 in the amount of $9.0 million in April and October of every year until the notes mature in October 2012. We are not required to begin making interest payments on the 13% senior subordinated pay-in-kind notes due 2013 until 2008, as these notes are pay-in-kind.

Off-Balance Sheet Arrangements

        As security for our performance to insurers, we are contingently liable under letters of credit in the amounts of $34.5 million and $34.3 million at December 31, 2004 and 2005, respectively. These letters of credit generally have no scheduled expiration date. We pay fees to various banks that range from 3.25% to 4.25% per annum of their face value. If we were required to replace outstanding letters of credit as of December 31, 2005, management believes that the replacement cost would not vary significantly from the present fee structure.

Contractual Obligations

        The following is a summary of payments due under our contractual cash obligations as of December 31, 2005:

	Payments due in
	Total	2006	2007	2008	2009	2010	After 2010
	(in thousands)
Term loan principal	$288,959	$2,904	$2,904	$2,904	$2,904	$2,904	$274,439
Expected interest payments on term loan(1)	122,929	20,740	20,531	20,321	20,111	19,902	21,324
12% senior subordinated notes principal	150,000	—	—	—	—	—	150,000
Expected interest payments on 12% senior subordinated notes	126,000	18,000	18,000	18,000	18,000	18,000	36,000
13% senior subordinated pay-in-kind notes principal	52,457	—	—	—	—	—	52,457
Expected interest payments on 13% senior subordinated pay-in-kind notes	64,449	—	—	8,538	8,538	8,538	38,835
Redeemable preferred stock	32,337	—	—	—	—	—	32,337
Expected dividends on redeemable preferred stock	121,989	—	—	—	—	—	121,989
Operating leases	17,160	6,136	4,392	2,511	1,819	787	1,515
Notes payable and capital leases	828	370	370	88	—	—	—

Total contractual cash obligations	$977,108	$48,150	$46,197	$52,362	$51,372	$50,131	$728,896

(1)
The interest rate on the term loan under our credit facility is floating. For purposes of this table we are using the December 31, 2005 interest rate of 7.2% for all periods. Also, we have the option to make voluntary prepayments on the term loan and are required by the credit facility to make prepayments equal to 50% of the free cash flow generated in each year as defined in the credit facility. For purposes of this table we have not attempted to estimate what, if any, prepayments might be made throughout the life of the term loan.

        The following is a summary of payments due under our contractual cash obligations as of December 31, 2005 (after giving pro forma effect to the Offering and Related Transactions as if such transactions had occurred on such date):

	Payments due in
	Total	2006	2007	2008	2009	2010	After 2010
	(in thousands)
Term loan principal	$	$	$	$	$	$	$
Expected interest payments on term loan(1)
12% senior subordinated notes principal
Expected interest payments on 12% senior subordinated notes
13% senior subordinated pay-in-kind notes principal
Expected interest payments on 13% senior subordinated pay-in-kind notes
Redeemable preferred stock
Expected dividends on redeemable preferred stock
Operating leases
Notes payable and capital leases

Total contractual cash obligations	$	$	$	$	$	$	$

(1)
The interest rate on the term loan under our credit facility is floating. For purposes of this table we are using the December 31, 2005 interest rate of 7.2% for all periods. Also, we have the option to make voluntary prepayments on the term loan and are required by the credit facility to make prepayments equal to 50% of the free cash flow generated in each year as defined in the credit facility. For purposes of this table we have not attempted to estimate what, if any, prepayments might be made throughout the life of the term loan.

Effect of Inflation; Seasonality

        Inflation has not generally been a material factor affecting our financial condition, results of operations or cash flows. Our general operating expenses, such as salaries, employee benefits and facilities costs are subject to normal inflationary pressures.

        The market for industrial work access solutions and formwork and shoring services experiences seasonal fluctuations in demand. In particular, because of high demand for gasoline for automobiles during the summer, most refineries prefer to close down for turnarounds during the spring and fall. In addition, cold temperatures in the first and fourth fiscal quarters typically limit activity on maintenance and capital projects in the Alberta Oil Sands. Our work for power utilities follows a similar seasonal pattern. Conversely, non-residential building construction, particularly in the renovation business, occurs throughout the year, but is heaviest in the second and third fiscal quarters.

New Accounting Standards

  SFAS No. 123 (Revised 2004), "Share-Based Payment" ("SFAS No. 123R")

        In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123R, which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123R supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and amends SFAS No. 95, "Statement of Cash Flows." Generally, the approach in SFAS No. 123R is similar to the approach described in SFAS No. 123. However, SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values.

        In March 2005, the SEC issued Staff Accounting Bulletin No. 107 ("SAB No. 107") which summarizes the views of the SEC staff regarding the interaction between SFAS No. 123R and certain SEC rules and regulations. SAB No. 107 provides guidance on several topics including: valuation methods, the classification of compensation expense, capitalization of compensation costs related to share-based payment arrangements, the accounting for income tax effects of share-based payment arrangements, and disclosures in Management's Discussion and Analysis subsequent to adoption of SFAS No. 123R.

        In April 2005, the SEC issued FR-74, "Amendment to Rule 4-01(a) of Regulation S-X Regarding the Compliance Date for Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payment" ("FR-74"). FR-74 allows companies to implement SFAS No. 123R at the beginning of their next fiscal year (January 1, 2006 for us), instead of the next reporting period that begins after June 15, 2005. FR-74 does not change the accounting required by SFAS No. 123R; it only changes the implementation date of the standard.

        We adopted SFAS No. 123R using the modified-prospective method on January 1, 2006 and do not expect that it will have a material impact on our financial condition, results of operations or cash flows.

        SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4" ("SFAS No. 151")

        In November 2004, the FASB issued SFAS No. 151, which amends Accounting Research Bulletin No. 43, Chapter 4, "Inventory Pricing" ("ARB No. 43"). SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be expensed rather than capitalized as inventory. The provisions of SFAS No. 151 are applicable to inventory costs incurred during fiscal years beginning after June 15, 2005 (as of January 1, 2006 for us) with earlier application permitted. We implemented SFAS No. 151 effective January 1, 2006, and do not expect that it will have a material impact on our financial condition, results of operations or cash flows.

        SFAS No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS No. 154")

        In May 2005, the FASB issued SFAS No. 154. SFAS changes the requirements for the accounting and reporting of a change in accounting principle or correction of an error. It requires, unless impracticable, retrospective application of the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. SFAS No. 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. We implemented SFAS No. 154 effective January 1, 2006, and do not expect that it will have a material impact on our financial condition, results of operations or cash flows.

        FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143" ("FIN No. 47")

        In March 2005, the FASB issued FIN No. 47 which clarifies that the term "conditional asset retirement obligation" as used in SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"), refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation, if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred, generally upon acquisition, construction, or development and/or through the normal operation of the asset. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. FIN No. 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. We implemented FIN No. 47 as of December 31, 2005 and do not expect that it will have a material impact on our financial condition, results of operations, or cash flows.

        SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments—An Amendment of FASB Statements No. 133 and 140" ("SFAS No. 155")

        In February 2006, the FASB issued SFAS No. 155, which amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 155 addresses several issues relating to accounting for financial instruments, including permitting fair value measurement of any hybrid financial instrument that contains an embedded derivative and eliminating the prohibition on a qualifying special-purpose entity from holding certain derivative instruments. SFAS No. 155 also provides clarification that concentrations of credit risk in the form of subordination are not embedded derivatives. SFAS No. 155 is effective for all financial instruments issued or acquired after the fiscal year that begins after September 15, 2006 (January 1, 2007 for us), with earlier application permitted. We have not yet determined the timing of adoption or the full impact of SFAS No. 155. However, we do not expect that it will have a material impact on our financial condition, results of operations or cash flows.

Quantitative and Qualitative Disclosures About Market Risk

        Market risk represents the risk of changes in value of a financial instrument, whether derivative or non-derivative, caused by fluctuations in interest rates and foreign exchange rates. Changes in these factors could cause fluctuations in our results of operations and cash flows. In addition, in the ordinary course of business, we are exposed to foreign currency and interest rate risks.

        Interest Rate Risk

        We are exposed to interest rate risk related to changes in interest rates on our variable rate debt. At December 31, 2005, we held approximately $491.4 million of long-term debt, with approximately $289.0 million subject to variable interest rates. If interest rates increased by 100 basis points, our annualized cash interest expense would increase by approximately $2.9 million, not taking into consideration the effect of the interest rate swaps discussed below.

        In order to mitigate the interest rate risk related to our variable rate debt, we have entered into two interest rate swap agreements with terms commencing December 31, 2005. Under these agreements, we will pay fixed interest rates for three years and will receive floating interest rate payments. Our U.S. dollar interest rate swap is based on the U.S. 90-day LIBOR and our Canadian dollar interest rate swap is based on 90-day Canadian bankers acceptances. During years one and two the notional value of the U.S. Dollar swap is $50.0 million and reduces to $25.0 million in the final year of the agreement, while the notional value of the Canadian dollar swap is $35.0 million in years one and two, reducing to $17.5 million in the final year of the agreement. Based upon current variable debt outstanding, if interest rates increased by 100 basis points, annualized cash interest expense would increase by approximately $2.1 million after taking into consideration the effect of these interest rate swaps.

        Foreign Currency Exchange Rate Risk

        Foreign currency exposures arise from transactions denominated in a currency other than our reporting currency, U.S. dollars, and from foreign financial statement items translated into U.S. dollars. As a result of our purchase of substantially all of the operations and the operating assets of Aluma effective July 29, 2005, we are subject to foreign currency risk associated with our investment in a Canadian company. In order to mitigate our exposure to changes in the value of the Canadian dollar relative to the U.S. dollar we entered into an $80.0 million U.S. dollar/Canadian dollar currency swap agreement for a period of three years commencing on December 31, 2005. The notional amount of the swap is $80.0 million during years one and two and reduces to $40.0 million during the final year of the agreement. A depreciation in the Canadian dollar against the U.S. dollar of 10% would decrease our annual net income by approximately $1.3 million, excluding the impact of U.S. Canadian dollar hedges. We earn an immaterial portion of our revenues in currencies other than U.S. or Canadian dollars, including Mexican pesos. We do not hedge against fluctuations in those other currencies.

BUSINESS

Our Company

        We are a leading industrial services company. We believe we are the largest North American provider of scaffolding work access services, which include design engineering, project management, labor for the erection and dismantlement of complex scaffolding systems and the associated equipment rental. Additionally, we provide concrete forming and shoring and specialty craft labor services. We primarily service North American energy-related markets, with clients in the refining, chemical, power generation, offshore oil production and other industries. In energy-related markets, our services support the ongoing maintenance, inspection and periodic overhauls ("turnarounds") of our customers' facilities. We also provide work access services associated with the construction of new facilities and the expansion or upgrading of existing sites. In the commercial and infrastructure markets, we support new construction and renovation projects, including for high-rise buildings, hospitals, airports, churches, bridges, dams and other construction and renovation projects throughout North America and in select international regions.

        Our work access service offerings facilitate access to our customers' tall and complex structures. The core of our work access business is comprised of work access services for ongoing maintenance at our customers' facilities, many of which we have serviced for over 20 years. In our forming and shoring business, we provide customized applications that support our customers concrete formwork needs. The modular formwork systems we provide enable our customers to shorten construction times and reduce labor costs. We also provide our customers with specialty craft labor services, including insulation, carpentry and safety services. We believe that providing these services strengthens our relationships with our core customer base and provides us with a source of revenues that requires no additional capital investment.

        In 2005 we acquired the operations of Aluma Enterprises, a leading provider of work access and forming and shoring services in Canada. Approximately 60% of Aluma's business serves the Canadian refining market, including the Alberta Oil Sands. Through this acquisition we also acquired a concrete forming and shoring business which has a strong presence in select North American regions and international markets.

        We deliver our services through an extensive field service organization consisting of 6,000 to 7,000 skilled craftspeople (depending on seasonal needs), 88 field offices and an additional 74 facilities located at customer sites throughout the United States, Canada and selected international locations. See note 20 to our consolidated financial statements for a discussion of our revenues by geographic area.

Industry Dynamics

        The Work Access Industry

        The scaffolding industry provides work access services to the industrial and the commercial markets, each of which requires different types of equipment and services. Services we provide to our industrial customers generally require "system" scaffolding capable of conforming to irregularly shaped structures. These structures require specially engineered designs and equipment as well as a highly skilled workforce to erect and dismantle the scaffolding. Services we provide our commercial customers generally require "frame and brace" scaffolding, which is less versatile than system scaffolding but which is broadly used in the construction and renovation markets. We estimate that the total North American market for work access services is approximately $2.6 billion.

        Industrial customers require work access services for ongoing maintenance, periodic turnarounds and capital projects related to their facilities. Turnarounds and capital projects commonly require the partial or complete shutdown of a facility, which results in the loss of substantial revenue per day; as a result, speed and reliability in the execution of this work are key customer considerations. Safety is another important consideration for industrial customers, as work access contractor accidents may be counted against a customer's safety record and may result in project delays, increases in insurance premiums and additional regulatory oversight and related costs.

        Commercial work access services are provided primarily to the high-rise commercial, residential and institutional construction and renovation markets. Building construction companies use work access services to provide their construction and maintenance personnel with safe and efficient platforms to perform masonry work, apply stucco, drywall and paint and conduct a wide range of other construction and renovation activities.

        Industrial companies, engineering and construction firms and commercial construction companies are increasingly outsourcing work access services primarily due to increased safety regulations, limited availability of skilled labor, the greater expertise of work access providers and a general trend for these firms to focus on their core competencies. These companies have generally outsourced work access projects to providers with large equipment fleets and strong project management services. Concurrent with this ongoing trend is an increasing desire by industrial work access customers to consolidate their service providers and reduce the number of suppliers that have access to their facilities. This trend creates opportunities for providers which have existing relationships with such customers.

        Maintenance and capital spending by companies in the refining, petrochemical, chemical, utility, pulp and paper and building construction and renovation industries drives demand for work access services. These companies' spending decisions are, in turn, influenced by the strength of the markets for their products and, in many cases, regulatory, macroeconomic and geopolitical factors. For example, in the refining industry, strong overall demand for refined petroleum products, a trend toward refining a wider range of crude oil grades, the need to de-bottleneck production capacity as refinery utilization rates reach more than 90% and increased investment to achieve compliance with environmental regulations are driving increased spending by refineries on maintenance and capital projects.

        In the Alberta Oil Sands, one of the largest oil reserves in the world, high levels of demand for crude oil and declining extraction costs are driving significant capital investment. According to the Oil and Gas Journal and the Canadian Association of Petroleum Producers, the Alberta Oil Sands contain the second-largest deposits of oil in the world, representing approximately 50% of Canada's total crude oil output and approximately 10% of total North American production. One industry source estimates that $85.0 to $90.0 billion of additional capital could be spent in the Alberta Oil Sands by 2015 to triple the current output capacity to three million barrels per day. This investment represents an attractive growth opportunity for work access service providers. In the utility industry, high natural gas prices have led to increasing reliance on coal-fired and combined-cycle power plants which, in turn, has resulted in increased maintenance costs for utility companies. In addition, growing electricity demand and emissions regulations have driven capital investment as utilities expand capacity and make improvements required to comply with environmental regulations.

  The Concrete Forming and Shoring Industry

        Concrete forming and shoring is a major sector within the construction industry. Forming and shoring equipment consists of steel and aluminum interlocking horizontal, vertical and platform pieces. "Forming" is a term used to describe the assembly of these pieces into forms that allow the pouring of vertical concrete structures like walls, cores, piers and columns. "Shoring" is a term used to describe an assembly of these pieces into table-like structures that allow the pouring of horizontal slabs or floors. Shoring is also used to support recently poured horizontal surfaces or loaded horizontal surfaces. Forming and shoring companies offer a spectrum of services, from pre-engineered systems to custom-designed formwork and shoring services that meet specific construction needs. Pre-engineered formwork and shoring systems are typically rented to customers on a project-by-project basis, whereas custom designed formwork and shoring systems are typically sold to owners or project managers for use on complex or non-standard concrete structures. These services are typically provided to build structures, including high-rise buildings, dams and locks, tunnels, bridges and overpasses, airports, stadiums and power plants.

        The forming and shoring industry is currently benefiting from strong demand for large scale capital projects driven by strong economic growth, particularly in the Southern and Western United States, and federal government investment in aging transportation infrastructure. The forming and shoring industry has also benefited from the increased desirability of concrete as a building material over steel construction due to the increased design flexibility, lower cost and abundant supply of concrete. These factors are driving construction contractors and managers to favor pre-engineered forming and shoring equipment to further shorten construction times and lower labor costs.

Our Strengths

        Our company benefits from a number of competitive strengths, including the following:

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  Work Access Market Leader.    We believe we are the largest provider of work access services in North America, where we are the top service provider in the industrial market and are among the top five in the commercial market. Our significant experience and the scale and breadth of our business allow us to provide customized services that meet our customers' complex needs in a safe, fast and reliable manner. Our scale also allows us to assist our customers with a wide variety of projects, ranging from regular maintenance work to periodic large scale capital projects. The broad geographic scope of our business allows us to service our customers at multiple locations while achieving a high utilization rate for our fixed assets.

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  Blue Chip Customers.    We have longstanding relationships with a number of large multi-national corporations including Shell, ExxonMobil, Kiewit, Fluor and ConocoPhilips, all of whom rely on our ability to provide safe, reliable and efficient services that are critical to the smooth operation and maintenance of their large-scale facilities. We are well positioned to bid for contracts to provide services to these customers for any new projects they might undertake and our roster of customers that are leaders in their respective industries provides us with competitive advantage when bidding for work from other potential customers.

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  Long-Term Business Relationships.    Approximately half of our revenue in the past three years derived from multi-year customer projects. Our long-term customer relationships, the high quality work we perform and the high costs that our customers would incur in changing their service providers provide us with a strongly entrenched position with our existing customers. In many cases, this position enables us to add larger engagements with existing customers providing services for capital projects to the ongoing maintenance work we provide our customers. The multi-year nature of many of our projects also provides us with a consistent base of revenues.

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  Strong Operating Systems.    We have developed strong operational systems for the management of our inventory of over 14 million pieces of equipment and 6,000 to 7,000 employees. We conduct our business through 88 field offices and an additional 74 facilities located at customer sites throughout the United States, Canada and other selected international locations. Our customized inventory and personnel controls allow us to allocate these resources efficiently in order to provide mission-critical services to our customers in a timely and effective manner. Our strong operational systems also allow us to maximize our asset utilization and enhance our ability to provide steady work to our labor force which has helped us sharpen the skills of, motivate, and retain our employees.

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  Strong Safety Record.    Our comprehensive safety programs and safety-first culture provide us with a critical competitive advantage. We believe that a company's safety record is one of the most important factors customers consider in selecting their work access provider. Our accident incident rate is significantly lower than the construction industry average and we have been recognized by our customers for our strong safety record. Contractor accidents count against a facility's safety record and can result in costly project delays, facility downtime, increased insurance premiums and increased regulatory oversight and related costs. We believe our safety record strengthens our long-term customer relationships, enhances our ability to win new business, helps us reduce insurance costs and accident-related expenses for us and our customers and helps us retain our employees.

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  Experienced Management Team.    We have assembled a strong and experienced management team across all principal areas of our organization including sales, finance, operations, marketing and customer service. Our senior management team has successfully served in senior management roles at various large industrial service businesses where they also completed and integrated multiple acquisitions.

Our Strategy

        We intend to leverage our strong position with existing customers in our current market segments, while maintaining an entrepreneurial culture that encourages our employees to identify and capitalize on new opportunities. In order to accomplish these goals, we are focused on the following strategies:

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  Maintain Our Current Market Leadership Position.    We intend to continue focusing on the existing North American energy-related markets in which we have strong customer relationships. We intend to focus on securing additional maintenance projects with our existing customers, which have historically led to opportunities to support capital projects by these customers. Further, we intend to expand our service offerings in targeted high growth international markets.

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  Continue to Focus on Our Alberta Oil Sands Business.    We are focused on maintaining our existing business and winning new contracts in the fast-growing market for oil extraction and refining in the Alberta Oil Sands region, which is believed to contain the second-largest deposits of oil in the world, representing approximately 50% of Canada's total crude output and approximately 10% of total North American production. One industry source estimates that $85.0 to $90.0 billion of additional capital could be spent in the Alberta Oil Sands by 2015 to triple the current output capacity to three million barrels per day, making the expansion of oil extraction and refining activity in the Alberta Oil Sands a significant opportunity for us. We believe we are well-positioned to capture a substantial portion of this work access business due to our established presence and experience in the region. For example, we have been awarded the three contracts in the region that were offered for bidding through April 2006, including one contract for $50.0 million.

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  Increase Our Focus on the Utility Sector.    We intend to increase our focus on clients in the utility sector. Over the near term we expect increased reliance on coal-fired generating facilities, which require significant maintenance, and the need to comply with increasingly stringent environmental regulations to drive increased spending on maintenance and capital projects in the utility sector. We believe that the combination of increasing energy prices, reliance on coal-fired generating facilities and the need to comply with new environmental regulations presents a significant opportunity for us to expand our business with utility customers.

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  Enhance Our Business through Acquisitions.    We intend to focus on enhancing our business through selected acquisitions, which represent an opportunity to extend our geographic reach and to increase our service offerings while achieving cost and revenue synergies. While we are primarily focused on acquisitions that would add to our industrial work access business or expand our specialty craft business, we also consider targets in the forming and shoring markets. We have developed a detailed acquisition identification and evaluation process and believe that we have the scale and the organizational capacity to successfully pursue an acquisition strategy. In addition, prior to joining us, members of our senior management team served in senior management roles at various large industrial service businesses where they successfully completed and integrated multiple acquisitions. As a result of the Offering and the application of the proceeds to repay certain of our debt and thereby improve our capital structure, we will be well positioned to pursue acquisition opportunities.

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  Continue to Develop Innovative Proprietary Engineering Capabilities.    We intend to continue to develop innovative proprietary engineering capabilities that we can deploy over a broad range of applications in multiple industries. Our ability to innovate and develop proprietary engineering technologies is a distinctive element of our approach to the work access and forming and shoring businesses that helps us both retain existing customers and obtain new business. We routinely work with customers that face highly specialized logistical and operational problems that require customized work access services. As we have successfully met our customers' needs for innovative systems, we have developed a broad range of proprietary design and engineering capabilities. Our ability to leverage these capabilities across multiple applications enables us to meet our customers' needs and provides us with a key competitive advantage as we bid for new business.

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  Leverage Our Existing Customer Base to Add Complementary Services.    We intend to continue to leverage our existing customer base to add complementary services that will help us deepen our existing customer relationships, generate an incremental source of revenue without additional capital investment and enhance our ability to offer our craft laborers consistent and steady work. As part of a strategy to be a more complete provider of services in and around our customers' facilities, we offer specialty craft services, including insulation, safety and carpentry services, that we believe are highly complementary to our existing work access and forming and shoring businesses. The markets for these specialty craft services are highly fragmented and are comprised primarily of small niche and regional players. Because our craftspeople are on site providing work access services, we are well-positioned to win business to provide these complementary services, particularly as industrial companies continue to reduce the number of outside suppliers they wish to have present at their facilities.

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  Optimize Business Performance with Focused Initiatives.    We have developed a Six Sigma training and certification process that we believe is unique to our industry. This provides us with a set of tools to expand our margins through operational leverage and efficiency. We are also upgrading our IT platform to a server-based application platform that will enable us to effectively manage our business through better controls and available management data. We will also have the ability to provide unique customer reporting on project management and job costs that will enhance our value in the market place. The senior management team has extensive operational experience in large service-based global businesses and is well-positioned to grow the business. We are also developing management development and training processes that will strength our ability to recruit and retain the best.

Equipment

        We believe we own the largest inventory of work access solutions equipment in the United States. As of December 31, 2005, we estimated that the replacement cost of our inventory of work access and forming and shoring equipment would be $388.0 million. This equipment is located at our 72 service centers as well as approximately 100 customer sites.

        To track and maximize equipment utilization while minimizing freight costs, we utilize our proprietary BrandNowsm software. Our team members can access BrandNowsm through our wide-area network communications backbone, which is available from any of our service centers or our larger customer equipment storage locations.

        Equipment Types

        We maintain a large stock of equipment to provide services to our customers. For both formwork and scaffolding, the type of equipment that is specified for a given structure depends on a number of factors, including the shape of the structure, the complexity of the temporary works design, and the type of loads that it must support. When renting equipment, an additional variable is the customer's familiarity with, and preference for, a particular type of scaffolding.

        Forming & Shoring Equipment.    Forming and shoring equipment consists of steel and aluminum interlocking horizontal, vertical, and platform pieces. "Formwork" is a term used to describe the assembly of these pieces into forms that allow the pouring of vertical concrete structures like walls, cores, piers, and columns. "Shoring" is a term used to describe an assembly of these pieces into table-like structures that allow the pouring of horizontal slabs or floors. Shoring is also used to support recently poured horizontal surfaces or loaded horizontal surfaces. The assemblies are custom engineered for the correct geometry and load-bearing capability. Within the categories of forming and shoring, there are several "systems," under many patents and trademarks that we employ. The flexibility to offer various systems specifically suited to the design of a building is considered a strength.

        Scaffolding.    Scaffolding is used to allow safe access to tall, often irregularly shaped structures. There are three basic types of scaffold equipment, and we maintain a large fleet of all three types.

        System Scaffolding.    System scaffolding (also known as modular scaffolding) consists of interlocking horizontal, vertical and platform pieces. System scaffolding is very versatile because pieces can be connected in a variety of ways to conform to contours. System scaffolding is particularly well-suited for industrial applications, which typically include a labyrinth of pipes, valves and other protruding structures around which the system scaffolding must be erected.

        We believe we maintain the industry's largest inventory of system scaffolding, and our standardized approach to procurement leads to higher equipment utilization rates, lower freight costs and lower procurement costs. Since 1997, we have standardized all of our system scaffolding purchases on cup-type scaffolding, which has the lowest cost to manufacture and to maintain. Cup-type scaffolding is also the strongest system scaffolding available, which means it requires fewer pieces to support a given load.

        Beginning in 2000, we implemented a procurement process that shifted approximately 70% of our capital spending to several offshore manufacturers. To assure high levels of quality, we have contracted with several factories to manufacture system scaffolding exclusively for us. In addition, all of our products are built to our specifications, which are certified, both upon release by the factory and upon receipt by us. As a result of implementing this direct procurement strategy, we have reduced our equipment procurement costs by approximately 40%. This cost reduction has substantially reduced the capital required to support our growth and has allowed us to acquire scaffolding for the purpose of competing in the market for the sale of system scaffolding equipment.

        Tube-and-Clamp Scaffolding.    Tube-and-clamp scaffolding (also known as tube-and-coupler scaffolding) is the predecessor technology to system scaffolding. Because of the versatility of tube-and-clamp scaffolding, it is still used in conjunction with system work access solutions on complex structures. The major drawback to tube-and-clamp scaffolding is that it includes a series of separate pieces that must be bolted together. For this reason, tube-and-clamp scaffolding is more labor intensive to assemble and is typically used only to augment system scaffolding.

        Frame-and-Brace Scaffolding.    Frame-and-brace scaffolding consists of pre-constructed pieces of vertical panels, supported by diagonal bracing, with the horizontal platform typically consisting of wood planks. Frame-and-brace scaffolding is typically used on commercial projects. While it is less labor-intensive to erect than system work access solutions, frame-and-brace scaffolding is less versatile and therefore more limited in its application.

  Equipment Sales

        Historically, equipment sales have represented a very low percentage of our total revenue and for the year ended December 31, 2005, equipment sales represented less than 4% of our total revenue. This revenue includes reimbursements from rental customers for lost or damaged equipment, which can be significant. Although our network of service centers and our well-known brand names suggest that equipment sales would represent a natural revenue generation opportunity, traditionally we preferred to offer equipment rental. Also, our procurement costs were an impediment to enhancing margins from selling equipment.

        We now source equipment globally, which allows us to compete with manufacturers for sales to competitors, contractors and plant owners. In addition to generating attractive gross profit margins, the increased volume allows us to lower our procurement costs. Our equipment sales strategy has enhanced our relationships with several contractors that prefer to own a portion of their total scaffolding or forming and shoring equipment. These relationships help position us to capture future equipment rentals from these contractors because these customers prefer to rent the same type of work access solutions as they own.

        We also sell equipment from our existing fleet, which allows us to "refresh" our inventory with new equipment and to rebalance the geographical distribution of our equipment.

Employees and Dependence on Labor

        We meet a portion of our staffing needs through the hiring of temporary employees. We typically employ a staff of between 6,000 to 7,000, of which approximately 35% are represented by a labor union. On average, we have approximately 5,000 employees in the United States and 1,500 employees in Canada, of which 400 are employed in the formwork and shoring business and the remainder are employed in the work access solutions business. While we have excellent relations with these unions and have experienced no material work stoppages during the past eight years, we cannot assure that strikes or other types of conflicts with unions or personnel will not arise. Since our business is labor intensive, any such activity could have a material adverse effect on our financial condition, results of operations and cash flows.

        Because our business is labor intensive, our financial performance is affected by the availability of qualified personnel and the cost of labor. The availability of labor can vary depending on market conditions. While we have been successful in hiring workers for our projects, we cannot assure that sufficient labor will be available in the future or that the cost of labor will not rise, either of which could have an adverse effect on our financial condition, results of operations and cash flows.

Properties

        We operate facilities in 89 locations (88 field offices and 1 headquarters location). Our formwork and shoring business has 15 field offices and shares field offices with our work access solutions business in eight other locations. We maintain a substantial inventory of work access solutions and forming and shoring devices at our field offices as well as at customer sites throughout the United States, Canada, Mexico, England and Dubai. Our facilities are concentrated near our customers to minimize transportation costs, shorten lead times and strengthen our oversight and project management abilities. We own two locations in Canada, two in Texas, and one each in Alabama, Florida, Georgia and Louisiana. We lease the remaining 81 facilities as well as one site used for our corporate headquarters. Our facilities typically include a small office, warehouse and yard and range in size from 2,000 to 40,000 square feet under roof with yards from half an acre to more than nine acres.

Legal and Environmental Matters

        We are a party to various legal proceedings and administrative actions, all of which are of an ordinary or routine nature incidental to our operations. In the opinion of our management, such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on our financial condition or results of operations.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth certain information regarding our current directors and executive officers. Each director and officer will hold office until a successor is elected and qualified or until his earlier death, resignation or removal.

Name	Age	Position and Offices
Paul T. Wood	45	Chief Executive Officer, President and Director
Anthony A. Rabb	38	Chief Financial Officer and Vice President, Finance
George R. Fleck	47	Vice President, Administration
David J. Witsken	38	Vice President, Sales, Marketing & Business Development
George R. Bissel	48	Vice President, Resource Management
Guy S. Huelat	44	Vice President, Operations—Southwest Region
John A. Durkee	44	Vice President, Operations—Northern Region
James "Marty" McGee	50	Vice President, Operations—Southeast Region
Stephen F. Tisdall	52	Vice President, Operations—Concrete Construction
Michael D. Batchelor	59	Vice President, Operations—Canada Region
John W. Breckenridge(1)	44	Chairman and Director
Christopher C. Behrens(2)	45	Director
Barry J. Goldstein(3)	63	Director
David R. Hang(1)(3)	30	Director
John Horton(3)	45	Director
Jeffrey G. Marshall(1)(2)	61	Director
Delbert L. Williamson(2)	66	Director

(1)
Member of the Nominating and Corporate Governance Committee.

(2)
Member of the Compensation Committee.

(3)
Member of the Audit Committee.

        Paul T. Wood has served as our Chief Executive Officer and one of our directors since January 1, 2005. Mr. Wood was previously employed by General Electric for 15 years. During that time Mr. Wood served in a series of functional and general management assignments, and most recently was the General Manager of GE's Installation and Field Services business, a worldwide provider of installation and maintenance services for the utility, refinery and chemical industries. Mr. Wood has over 20 years of general management and industry experience. Mr. Wood holds a B.S. and M.S. from the Ohio State University in Welding & Metallurgical Engineering, graduated from General Electric's executive management training program and is a certified Six Sigma Black Belt.

        Anthony A. Rabb has served as our Chief Financial Officer and Vice President, Finance since April 11, 2005. Mr. Rabb has over 14 years experience with manufacturing and service companies in the United States and Europe. From 2001 through 2005, Mr. Rabb served as the Chief Financial Officer for General Electric's Infrastructure Sensing unit in Atlanta, Georgia. This unit was a $500.0 million technology and manufacturing company with over 3,000 employees in 17 countries. Prior to that position Mr. Rabb was Director of Operations Planning and Analysis for the Webvan Group. Mr. Rabb began his career in 1991 with General Electric and served in various financial management positions of leadership in the United States and Europe. He is also a graduate of GE's Financial Management Program, is Six Sigma Certified and holds a B.A. in Economics from the University of Colorado.

        George R. Fleck has served as our Vice President, Administration since January 2006. Prior to joining us, he was Vice President—Human Resources for Wise Foods, a $400.0 million regional snack food provider which is owned by a private equity firm. Before joining Wise, Mr. Fleck spent 12 years with Philips Electronics where he held various roles of increasing responsibility in Human Resources. Mr. Fleck received an M.B.A. from the University of Toledo and a B.S. from Wright State University.

        David J. Witsken has served as our Vice President, Sales, Marketing & Business Development since May 2005. Prior to joining Brand, Mr. Witsken spent 18 years in various positions of leadership at General Electric, most recently as General Manager in the Energy Services business division. Mr. Witsken received a B.S. from the University of Cincinnati, an M.B.A. from Westminster and is Six Sigma Certified.

        George R. Bissel has served as our Vice President, Materials & IT since March 2005. Prior to joining Brand, Mr. Bissel spent over 24 years at General Electric, most recently as Program Manager for strategic planning and business modeling with GE Energy Services. Mr. Bissel received a B.S. from Worchester Polytechnic Institute. He is a graduate of the GE Manufacturing Management Program and is a certified Six Sigma Black Belt.

        Guy S. Huelat has been our Vice President, Operations—Southwest Region, since October 2002. Prior to that, he was Vice President, Resource Management since January 1997. Prior to joining us, Mr. Huelat was a Plant Manager from 1989 to 1994 and a Materials Manager from 1994 to 1996 at Cooper Industries, Inc. From 1996 to 1997, he was Director of Logistics for Planning and Customer Service for Kimble Glass, Inc., a designer and producer of glass tubing and fabricated glass products. Mr. Huelat holds a B.S. from Gannon University.

        John A. Durkee has been our Vice President, Operations—Northern Region since January 2006. Prior to joining Brand, Mr. Durkee spent 15 years in various positions of leadership at General Electric, most recently as the General Manager of the Northern Region for Energy Services. Mr. Durkee received a B.S. from Manhattan College. He is a graduate of the GE Field Engineering Program and is Six Sigma Certified.

        James "Marty" McGee has served as our Vice President, Operations—Southeast Region since 1996. From 1993 until 1996, Mr. McGee held various regional management positions with RIS and Waste Management Technologies. He has been with us in various management positions since 1981, including President, Southern Regional Scaffolding in 1993, Southern Region Manager in 1994 and Vice President, Southern Operations for WMX Services group, from 1995 to 1996.

        Stephen F. Tisdall has been Vice President, Aluma Systems Concrete Construction since July 2005. Prior to his current position, Mr. Tisdall was President, Concrete Construction of Aluma Systems, Inc. He has over thirty years of experience in various positions worldwide, including careers with RMD, Symons, and SGB. Mr. Tisdall studied Civil Engineering and Concrete Technology in Dublin and London.

        Michael D. Batchelor has been our Vice President, Operations—Canada Region since July 2005. Mr. Batchelor was employed as President, Industrial Services of Aluma Systems Canada, Inc. from January 2003 until July 2005. He has held a number of operating positions with progressively greater responsibility, including Vice President and General Manager for Canada Region (1997-2002) and President and General Manager, U.S. Region (2002). Mr. Batchelor's entire 36-year career has been in the scaffolding and shoring equipment industry, starting with Patent Scaffolding in 1969. He worked for Anthes Equipment Ltd. from 1971 to 1988; Aluma acquired Anthes in 1989. He first gained skills in systems engineering design and product development and then moved into sales and management.

        John W. Breckenridge is a Partner in the New York office of J.P. Morgan Partners, LLC. He was named a director of Brand effective February 28, 2005 and was elected Chairman of the Board of Directors effective July 20, 2005. Previously, Mr. Breckenridge was a Partner in the Japan office of J.P.

Morgan Partners Asia Pte. Ltd. Before becoming a Partner with J.P. Morgan Partners Asia Pte. Ltd in 2001, Mr. Breckenridge spent seven years with Invensys, most recently as Chief Operating Officer of Densei-Lambda KK, a publicly traded Japanese electronics manufacturer with operations around the world. Mr. Breckenridge holds a B.S. from the University of Vermont. Mr. Breckenridge is non-executive chairman of the board of directors of Noble Environmental Power and serves on the board of directors of KRATON Polymers and Winergy Power.

        Christopher C. Behrens is a Partner in the New York office of J.P. Morgan Partners, LLC, a member of the firm's Investment Committee and has been a director of Brand since October 2002. He focuses on making investments in the Industrial, Distribution and Energy sectors. Prior to joining J.P. Morgan Partners in 1994, he was a Vice President in the Merchant Banking Group of The Chase Manhattan Corporation. Mr. Behrens holds a B.A. from the University of California, Berkeley and an M.A. from Columbia University. Mr. Behrens serves on the board of directors of Berry Plastics, Chromalox, Noble Environmental Power and Madisonville Gas Processing.

        Barry J. Goldstein was appointed to the Board of Directors in April 2006. In October 2000, Mr. Goldstein retired as Executive Vice President and Chief Financial Officer of Office Depot, Inc., which he joined as Chief Financial Officer in May 1987. Mr. Goldstein was with Grant Thornton from October 1969 through May 1987, where he was named a Partner in 1976. Mr. Goldstein serves on the board of directors of PQ Corp. and Interline Brands, Inc. Mr. Goldstein has a B.S. in Economics from the Wharton School of Finance and Commerce at the University of Pennsylvania.

        David R. Hang is a Principal in the New York office of J.P. Morgan Partners, LLC and has been a director of Brand since July 2005. He focuses on making investments in industrial, distribution and services companies. Mr. Hang holds a B.S. from The McIntire School of Commerce at the University of Virginia. Mr. Hang also serves as a director of Vetco International.

        John Horton was appointed to the Board of Directors in April 2006. Since 2004, Mr. Horton has served on the Advisory Board of Cherington Capital, a Boston-based private equity firm, where he has been active in building the management teams, setting strategy and evaluating add-on acquisitions for Cherington Capital's portfolio companies. In addition, since 2003, Mr. Horton has been Managing Director of Butler Capital Corporation, a New York- based private equity firm. Prior to joining Butler Capital Corporation, from 1998 until 2002, Mr. Horton was the Chief Financial Officer and Senior Vice President for Omega Cabinets Ltd. Mr. Horton serves as a director of a number of privately held companies. Mr. Horton has a B.A. in Business Administration and Political Science from Illinois Wesleyan University.

        Jeffrey G. Marshall was appointed to the Board of Directors in December 2005. Mr. Marshall currently is Chairman of Smith Marshall, a strategic consultancy partnership. He is a member of the board of directors of Toronto Hydro Corporation; Neenah Foundry Company; Ormet Corporation; and Wakefield Thermal Solutions, Inc. From 1997 to 2003, Mr. Marshall was President and Chief Executive Officer of Aluma Enterprises, Inc.

        Delbert L. Williamson was elected to the Board of Directors in September 2005. Mr. Williamson is currently a consultant to the energy industry. He retired from General Electric in February 2005 after a 45-year career with that company. His last position with General Electric was President, Global Sales for General Electric Energy.

Director Compensation

        We do not currently pay any fees to our directors other than our independent directors. Each of our independent directors is eligible to receive an annual retainer of $50,000 and certain equity interests in our parent, Brand LLC. We reimburse all of our directors for customary expenses incurred in connection with attending meetings of our board of directors.

Executive Compensation

        The following table sets forth all compensation earned by the Chief Executive Officer and the most highly paid executive officers for services rendered in 2005, 2004 and 2003.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award ($)	Shares Underlying Options/ SARS (#)	Long-Term Incentive Payout ($)	All Other Compensation ($)
Paul T. Wood Chief Executive Officer, President	2005 2004 2003	400,000 — —	780,922 — —	9,000 — —	— — —	— — —	— — —	— — —
Anthony A. Rabb Chief Financial Officer, Vice President	2005 2004 2003	150,000 — —	180,003 — —	— — —	— — —	— — —	— — —	— — —
Guy S. Huelat Vice President Operations-Southwest Region	2005 2004 2003	182,821 173,457 168,857	216,557 — —	4,846 — —	— — —	— — —	— — —	— — —
James "Marty" McGee Vice President Operations-Southeast Region	2005 2004 2003	185,639 173,308 168,940	216,661 — —	8,400 — —	— — —	— — —	— — —	— — —
Stephen F. Tisdall Vice President Operations-Concrete Construction	2005 2004 2003	102,484 — —	546,435 — —	3,500 — —	— — —	— — —	— — —	— — —
Michael D. Batchelor Vice President Operations-Canada Region	2005 2004 2003	122,580 — —	494,361 — —	3,500 — —	— — —	— — —	— — —	— — —
John M. Monter(1) Chief Executive Officer, President	2005 2004 2003	451,110 451,060 438,363	— — —	15,588 16,398 15,879	— — —	— — —	— — —	— — —
Raymond L. Edwards(2) Vice President Operations—Support	2005 2004 2003	186,005 181,329 176,428	192,427 — —	— — —	— — —	— — —	— — —	— — —
David R. Cichy(3) Vice President Operations—Northern Region	2005 2004 2003	185,014 172,164 167,963	182,625 — —	8,400 7,835 6,300	— — —	— — —	— — —	— — —

(1)
Mr. Monter resigned as President and Chief Executive Officer effective January 1, 2005 but continues to be employed by Brand Energy.

(2)
Mr. Edwards resigned effective December 31, 2005.

(3)
Mr. Cichy resigned effective December 31, 2005.

        The individuals named in the foregoing table are collectively referred to as the "Brand Advisory Team."

Equity Incentives

        In addition to compensation reflected in the foregoing table, Brand LLC has provided members of the Brand Advisory Team an opportunity to participate in both a time-based equity incentive program and a performance-based equity incentive program. During 2003 and 2004 no grants were made to the current members of the Brand Advisory Team. In 2005, the following grants were made to Brand Advisory Team members:

  •
  Paul Wood was granted 7,375 Class A Units, 153,488 Class B Units and 525,000 Class C-1 Units of Brand LLC. In addition, Mr. Wood was offered the opportunity to make a co-leveraged investment in 150,000 Class B Units of Brand LLC that vest only in the event of a "Distribution Event" as defined in Brand LLC's limited liability company agreement;

  •
  Each of Guy Huelat, Raymond Edwards, David Cichy, and James McGee were allowed to convert 39,822 Class C Units of Brand LLC into 39,822 Class C-1 Units of Brand LLC;

  •
  George Bissel, Anthony Rabb, Stephen Tisdall and David Witsken were each granted 52,787 Class C Units and 39,822 Class C-1 Units of Brand LLC; and

  •
  George Fleck was granted 92,610 Class C Units of Brand LLC.

In connection with the Offering and Related Transactions, (i) pursuant to the LLC Redemption, each of the Class A Units of Brand LLC described above will redeemed by Brand LLC in exchange for shares of our common stock and (ii) pursuant to the LLC Liquidation, Brand LLC will liquidate and distribute certain shares of our common stock to each holder of the Class B Units, Class C Units and Class C-1 Units of Brand LLC described above. See "Prospectus Summary—The Offering and Related Transactions."

Employment Agreements

        Paul Wood has entered into an employment agreement with us which became effective January 1, 2005 pursuant to which he will serve as Chief Executive Officer. The employment agreement terminates on December 31, 2007 and provides for an annual salary of not less than $400,000. The employment agreement will automatically extend thereafter for one-year terms unless a written notice to terminate is provided by us or Mr. Wood not less than 60 days prior to the end of the then-current term. Mr. Woods was given a starting bonus of $50,000 and equity interests in our parent, Brand LLC. Mr. Wood is also eligible for a bonus of up to 150% of his base salary. In the event Mr. Wood's employment term is terminated by us for cause or terminated by Mr. Wood other than for good reason, he is entitled to his then-current base salary through the date of termination, earned bonus for the prior fiscal year but not yet paid, $50,000, and any unreimbursed business expenses. In the event that Mr. Wood's employment term is terminated by reason of his death or disability or by us without cause or by Mr. Wood for good reason, Mr. Wood will be entitled to (i) his then-current base salary through the date of his termination, earned bonus for the prior fiscal year but not yet paid, $50,000, and any unreimbursed business expenses; (ii) continued payment of his then-current base salary through the first anniversary of his termination (the "Severance Period"); (iii) continued coverage under our welfare benefits for up to the end of the Severance Period or such time as Mr. Wood is eligible to receive comparable welfare benefits; and (iv) a pro rated amount of the bonus Mr. Wood would have otherwise received. In the event that Mr. Wood's employment term is terminated by reason of his death or disability or by us without cause or by Mr. Wood for good reason, or in connection with a change of control, Mr. Wood will be entitled to sell to us his equity interests in Brand LLC. As a part of the employment agreement, Mr. Wood has entered into covenants prohibiting him from competing with us, working for any of our competitors or using proprietary information for a 12-month period following the termination of his employment.

        Anthony A. Rabb's compensation arrangements provide for an annual base salary of at least $180,000. In the event Mr. Rabb's employment is terminated for any reason other than cause, he will be entitled to his then-current base salary for a period of 12 months following termination and continued coverage under medical and other insurance benefits.

        Each of Guy S. Huelat and James McGee (the "Executives") has entered into an employment agreement with us, each of which became effective October 16, 2004, for terms effective through October 16, 2007. The employment agreements will automatically extend thereafter for one-year terms unless a written notice to terminate is provided by us not less than 30 days nor more than 60 days prior to the end of the then-current term. We are obligated to establish a nonqualified deferred compensation plan for each of the Executives pursuant to which we shall make an annual contribution during each year of such Executive's employment term in an amount equal to 15% of such Executive's base salary. The employment agreements provide that if within 24 months following a change of control an Executive's position is eliminated, their title, job responsibilities and/or work location change, their salary or bonus is reduced or their employment is terminated, the Executive will be entitled to terminate his employment and receive his then-current base salary and other benefits for a period of 24 months following such termination. As a part of each employment agreement, each Executive has entered into covenants prohibiting such Executive from competing with us, working for any of our competitors or using proprietary information for a 24-month period following his departure from us. Each Executive's receipt of post-termination severance benefits is conditioned upon such Executive releasing us from certain potential claims and upon such Executive's compliance with confidentiality and non-competition provisions included in the employment agreement.

        Stephen Tisdall's compensation arrangements provide for an annual base salary of CDN$275,000. Mr. Tisdall will be awarded a retention bonus equal to CDN$281,167 for each year of the first three full years Mr. Tisdall remains with us. In the event Mr. Tisdall's employment is terminated for any reason other than cause, he will be entitled to any unpaid retention bonus, his then-current salary for a period of 12 months following termination and continued coverage under medical and other insurance benefits. In the event that the formwork and shoring operations are to be sold, Mr. Tisdall will be given first opportunity to negotiate a management led buy-out.

        Michael Batchelor's compensation arrangements provide for an annual base salary of CDN$336,690. Mr. Batchelor will be awarded a retention bonus equal to CDN$275,000 for each year of the first three full years Mr. Batchelor remains with us. In the event Mr. Batchelor's employment is terminated for any reason other than cause, he will be entitled to a portion of any unpaid retention bonus, his then-current salary for a period of 12 months following termination and continued coverage under medical and other insurance benefits.

        On June 20, 2005, John Monter and Brand Services entered into a Second Amended and Restated Employment Agreement. Under the employment agreement Mr. Monter's employment term shall end December 31, 2006. For the year ending December 31, 2005, Mr. Monter received a base salary of $449,000 and for the year ending December 31, 2006, Mr. Monter shall receive a retainer of not less than $150,000. In addition to the base salary, in 2005 we made a credit on Mr. Monter's behalf to a nonqualified deferred compensation plan in an amount equal to 25% of Mr. Monter's base salary during the year ended December 31, 2005. During the employment term, Mr. Monter shall continue to participate in our standard benefit plans. Mr. Monter will also be entitled to receive certain severance benefits. Mr. Monter will receive total cash payments of $1,347,338 payable over 36 months as follows: (i) during the period beginning January 1, 2006 and ending December 31, 2007, we shall pay to Mr. Monter a monthly payment in the amount of $37,056 and (ii) during the period beginning January 1, 2008 and ending December 31, 2008, we shall pay to Mr. Monter a monthly payment in the amount of $38,167. From January 1, 2007 until December 31, 2008, Mr. Monter shall be entitled to participate, on a basis no less favorable than our other senior executives, in such medical plan as we may maintain.

Existing Equity Programs

        Prior to the consummation of this offering, our executive officers and certain of our other team members were offered the opportunity to invest in equity securities of Brand LLC pursuant to the following equity participation programs.

        The Management Equity Incentive Program.    As a portion of the employment compensation packages offered by us to our management, Brand LLC has provided certain members of our management with an opportunity to participate in both a time-based equity incentive program and a performance-based equity incentive program. Such time-based and performance-based equity took the form of Class C Units and Class C-1 Units issued by Brand LLC. A portion of the Class C Units of Brand LLC was issued to our management in connection with our merger with the Predecessor in 2002. The remaining Class C Units and Class C-1 Units of Brand LLC were reserved by Brand LLC for issuance to new hires or existing managers following such merger. All of the Class C Units and Class C-1 Units of Brand LLC that have been issued pursuant to this program will become fully vested upon the consummation of the Offering and Related Transactions. In connection with the Offering and Related Transactions, pursuant to the LLC Liquidation, Brand LLC will liquidate and distribute certain shares of our common stock to each of the holders of the Class C Units and Class C-1 Units of Brand LLC issued pursuant to the time-based and performance-based equity incentive program described above. See "Prospectus Summary—The Offering and Related Transactions." Concurrent with the closing of this offering, Brand LLC will be dissolved and the time-based and performance-based equity incentive program described above will be terminated.

        The Leveraged Employee Co-Investment Program.    Certain members of our management, including our executive officers, have been given the opportunity to participate in a leveraged employee co-investment program. Under this program, Brand LLC has provided these members of our management with eight-year term loans, bearing interest at a cumulative rate per annum equal to 3.27%, for the purpose of financing such management members' purchase of Class B Units of Brand LLC. The executive officers and other management members have borrowed approximately $2.9 million to purchase Class B Units of Brand LLC under this program. Each loan made to a member of our management was secured, at a minimum, by a pledge of all of the Class B Units of Brand LLC purchased by such management member with the proceeds of the loan. In connection with the Offering and Related Transactions, pursuant to the LLC Liquidation, Brand LLC will liquidate and distribute certain shares of our common stock to each of the management members that have purchased Class B Units of Brand LLC pursuant to this program. See "Prospectus Summary—The Offering and Related Transactions." As a component of the LLC Liquidation, the number of shares of our common stock that are to be distributed to management members that have previously acquired Class B Units of Brand LLC pursuant to this program will be reduced by the outstanding balance of any loans made by Brand LLC to such management members under this program (with the shares of our common stock being valued, for such purpose, at a per share price equal to the initial public offering price of our shares of common stock in this offering). As a result, all outstanding loans provided by Brand LLC to members of our management pursuant to this program are expected to be repaid in full in connection with the Offering and Related Transactions and, accordingly, no member of our management is expected to remain indebted to Brand LLC for any amounts following the closing of this offering. Concurrent with the closing of this offering, Brand LLC will be dissolved and the leveraged employee co-investment program described above will be terminated.

        The Direct Investment Program.    In addition to the foregoing equity programs, Brand LLC provided certain members of our management with the opportunity to purchase additional Class B Units of Brand LLC for the same per unit cash purchase price paid by certain of our institutional investors in connection with the closing of our merger with the Predecessor in 2002. No loans were provided to members of our management under the direct investment program. In connection with the Offering and Related Transactions, pursuant to the LLC Liquidation, Brand LLC will liquidate and distribute certain shares of our common stock to each of the management members that have purchased Class B Units of Brand LLC pursuant to this program. See "Prospectus Summary—The Offering and Related Transactions." Concurrent with the closing of this offering, Brand LLC will be dissolved and the direct investment program described above will be terminated.

Brand Energy & Infrastructure Services Long-Term Incentive Plan

        Prior to the closing of this offering, we plan to establish the Brand Energy & Infrastructure Services Long-Term Incentive Plan (the "Plan") to attract and retain certain employees, motivate eligible participants to achieve long-range goals, provide incentive compensation opportunities that are competitive with those of other similar companies and further identify the eligible participants' interests with those of our other shareholders through compensation that is based on the price of our common stock.

        Administration.    Upon the consummation of this offering, the Plan will be administered by a committee of our board of directors. The committee will have the power to determine the ability of an eligible employee to receive awards, the types and number of shares of stock subject to the awards, the price and timing of awards and to establish the terms, conditions, performance criteria and restrictions on the awards.

        Participants.    Any our or our subsidiaries' key executive or other management employees, as determined by the committee, may be selected to participate in the Plan. We may award these individuals with one or more of the following:

  •
  stock options;

  •
  stock appreciation rights;

  •
  full value awards; or

  •
  cash incentive awards.

        Stock options.    Stock options may be granted under our Plan, including incentive stock options, as defined under Section 422 of the Internal Revenue Code, as amended, and non-qualified stock options. The exercise price of all stock options granted under this plan shall be established by the committee or shall be determined by a method established by the committee at the time the option is granted, except that the exercise price shall not be less than 100% of the fair market value of a share of our common stock on the date of grant (or, if greater, the par value of a share of our common stock). However, the committee, in its discretion, may establish an exercise price that varies based on the stock price of a comparison group of companies or such other index as is selected by the committee (which may result in an exercise price that may at times be less than the fair market value of a share of our common stock on the date of grant), provided that such variable price shall not be used if the committee intends that the stock options be performance-based compensation and/or the stock options be incentive stock options and the use of such variable pricing would preclude such treatment.

        Upon the exercise of a stock option, the purchase price must be paid in full at the time of such exercise and, subject to applicable law, such payment shall be made in cash, by promissory note, or by tendering, by either actual delivery of shares or by attestation, shares our common stock with a fair market value at the time of exercise equal to the exercise price, provided such shares have been held for at least six months prior to tender. In addition, subject to applicable law, the committee may also allow a participant to elect to pay the exercise price upon the exercise of an option by irrevocably authorizing a third party to sell shares of our stock acquired upon exercise of the option and remit to us a sufficient portion of the sale proceeds to pay the entire exercise price and any tax withholding resulting from such exercise.

        Stock Appreciation Rights (SAR).    A SAR entitles a participant to receive a payment equal in value to the difference between the fair market value of a share of stock on the date of exercise of the SAR over the exercise price of the SAR as determined by the committee. If an option is in tandem with a SAR, the exercise price of both the option and SAR shall be the same, and the exercise of the option or SAR with respect to a share of stock shall cancel the corresponding tandem SAR or option right with respect to such share. If an SAR is in tandem with an option but is granted after the grant of the option, or if an option is in tandem with an SAR but is granted after the grant of the SAR, the later granted tandem award shall have the same exercise price as the earlier granted award, but the exercise price for the later granted award may be less than the fair market value of the stock at the time of such grant.

        Full value awards.    A full value award is a grant of one or more shares of our common stock or a right to receive one or more shares of our common stock in the future, with such grant subject to one or more of the following, as determined by the committee and subject to certain limitations set forth in the Plan: the grant shall be in consideration of a participant's previously performed services, or surrender of other compensation that may be due; the grant shall be contingent on the achievement of performance or other objectives during a specified period; and/or the grant shall be subject to a risk of forfeiture or other restrictions that will lapse upon the achievement of one or more goals relating to completion of service by the participant, or achievement of performance or other objectives. The grant of full value awards may also be subject to such other conditions, restrictions and contingencies, as determined by the committee.

        Cash incentive awards.    A cash incentive award is the grant of a right to receive a payment of cash (or in the discretion of the committee, common stock having value equivalent to the cash otherwise payable) that is contingent on achievement of performance objectives over a specified period established by the committee. The grant of cash incentive awards may also be subject to such other conditions, restrictions and contingencies, as determined by the committee.

        Shares and other amounts subject to the Plan.    The shares of our common stock with respect to which awards may be made under the Plan shall be shares currently authorized but unissued or, to the extent permitted by applicable law, currently held or acquired by us as treasury shares, including shares purchased in the open market or in private transactions. Subject to certain provisions of the Plan, the maximum number of shares of our common stock that may be delivered to participants and their beneficiaries under the Plan shall be equal to            shares of our common stock. To the extent provided by the committee, any award under the Plan may be settled in cash rather than our common stock.

        Amendment and termination.    Our board of directors may, at any time, amend or terminate the Plan, and our board of directors or the committee may amend any agreement with a participant, provided that no amendment or termination may, in the absence of written consent to the change by the affected participant, adversely affect the rights of any participant under any award granted under the Plan prior to the date such amendment is adopted by our board of directors or the committee.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transactions with Management

        We have entered into employment agreements with certain of our executive officers. See "Management-Executive Compensation" for details about these agreements. In addition, our executive officers and certain of our other employees have been offered the opportunity to invest in equity securities of Brand LLC pursuant to certain equity participation programs. See "Management-Executive Compensation" for details about these programs.

Credit Facilities and Offering of Notes by Affiliates

        J.P. Morgan Chase Bank, N.A. is the syndication agent and its affiliate, Chase Lincoln First Commercial Corporation, is a lender under our credit facility. Chase Lincoln First Commercial Corporation will receive interest and other payments as a lender under our credit facility. In addition, J.P. Morgan Chase Bank, N.A. is a counterparty to interest rate swap agreements and a currency swap agreement with us.

        During the year ended December 31, 2005, J.P. Morgan Securities Inc. received fees of approximately $1.7 million for services provided in connection with our credit facility amendments.

        Each of J.P. Morgan Chase Bank, N.A., J.P. Morgan Chase & Co. and J.P. Morgan Securities Inc. are affiliates of J.P. Morgan Partners (BHCA), L.P., J.P. Morgan Partners Global Investors, L.P., J.P. Morgan Partners Global Investors (Cayman), L.P., J.P. Morgan Partners Global Investors A, L.P., J.P. Morgan Partners Global Investors (Cayman) II, L.P., J.P. Morgan Partners Global Investors (Selldown), L.P. and J.P. Morgan Partners Global Investors (Selldown) II, L.P. who collectively own 61.4% of the equity interests (72.4% of the voting equity interests) in our parent company, Brand LLC. John W. Breckenridge, Christopher C. Behrens and David R. Hang, who serve as our directors, are executive officers of J.P. Morgan Partners, LLC, which serves as investment advisor to J.P. Morgan Partners (BHCA), L.P., and JPMP Capital Corp., a subsidiary of J.P. Morgan Chase & Co., which is the general partner of JPMP Master Fund Manager, L.P., general partner of J.P. Morgan Partners (BHCA), L.P., J.P. Morgan Partners Global Investors, L.P., J.P. Morgan Partners Global Investors (Cayman), L.P., and also the general partner of JPMP Global Investors, L.P., which is the general partner of each of J.P. Morgan Partners Global Investors A, L.P., J.P. Morgan Partners Global Investors (Cayman) II, L.P, J.P. Morgan Partners Global Investors (Selldown), L.P. and J.P. Morgan Partners Global Investors (Selldown) II, L.P.

        In connection with the 2005 acquisition of Aluma, J.P. Morgan Partners received a financial advisory fee of $2.0 million.

        In connection with the 2005 issuance of our redeemable preferred stock, J.P. Morgan Partners received a placement fee of $0.6 million.

Transactions in Connection with the Offering

        J.P. Morgan Partners (BHCA), L.P., J.P. Morgan Partners Global Investors, L.P., J.P. Morgan Partners Global Investors (Cayman), L.P., J.P. Morgan Partners Global Investors A, L.P., J.P. Morgan Partners Global Investors (Cayman) II, L.P., J.P. Morgan Partners Global Investors (Selldown), L.P. and J.P. Morgan Partners Global Investors (Selldown) II, L.P. collectively own 100% of the outstanding shares of our non-voting cumulative redeemable Series A preferred stock. In connection with the Offering and Related Transactions, these entities will collectively receive $                      million (based on an offering price of $                      per share, the midpoint of the estimated price range shown on the cover page of this prospectus), or    %,of the net proceeds to us from this offering and borrowings under our credit facility as a result of our redemption of their shares of our preferred stock in connection with this offering (assuming that the offering is completed in            2006).

        Additionally, in the event that the net proceeds to us from this offering exceed $           million, we intend to use a portion of such net proceeds to purchase up to $           million of the Class A Unit Redemption Shares issued to the holders of Brand LLC's Class A Units in connection with the LLC Redemption. It is our intent that this purchase would be consummated following the closing of this offering at a purchase price per share equal to the initial public offering price per share in this offering. Approximately    % of the Class A Unit Redemption Shares that may be subject to such purchase will be held by our affiliates.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth certain information with respect to the beneficial ownership of our common stock on            , 2006, and as adjusted to reflect the sale of common stock offered by us in this offering for:

  •
  each person who we know beneficially owns more than 5% of our common stock;

  •
  each of our directors;

  •
  each of our named executive officers;

  •
  all of our directors and executive officers as a group; and

  •
  the selling stockholders.

        The column entitled "Number of Shares Beneficially Owned" assumes that all of the shares of our common stock currently held by Brand LLC are distributed to the unitholders and warrantholders of Brand LLC, which we anticipate will occur immediately prior to the consummation of this offering.

        Beneficial ownership, which is determined in accordance with the rules and regulations of the Securities and Exchange Commission, means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of our common stock. The number of shares of our common stock beneficially owned by a person includes shares of common stock issuable with respect to options and convertible securities held by the person which are exercisable or convertible within 60 days. The percentage of our common stock beneficially owned by a person assumes that the person has exercised all options and converted all convertible securities such person holds which are exercisable or convertible within 60 days, and that no other persons exercised any of their options or converted any of their convertible securities. Except as otherwise indicated in the footnotes to the table or in cases where community property laws apply, we believe that each person identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the person. Except as otherwise indicated, the business address for each of the following persons is 2505 South Main Street, Kennesaw, Georgia 30152. Percentage of beneficial ownership is based on            shares of common stock outstanding as of            , 2006 and            shares of common stock outstanding after the completion of the offering.

        In presenting the information below, we have assumed that the underwriters will not exercise their over-allotment option to purchase additional shares of common stock from us.

	Shares Beneficially Owned Prior to this Offering(1)			Shares Beneficially Owned After this Offering
Number of Shares Being Sold in this Offering
Name and Address of Beneficial Owner
	Number	Percent		Number	Percent
J.P. Morgan Partners (BHCA), L.P. 1221 Avenue of the Americas, 39th Floor New York, NY 10020(2)
Teachers Insurance and Annuity Association of America 730 Third Avenue New York, NY 10019
Paul T. Wood
Anthony A. Rabb
George R. Fleck
David J. Witsken
George R. Bissel
Guy S. Huelat
John A. Durkee
James McGee
Stephen F. Tisdall
Michael D. Batchelor
John M. Monter
Raymond L. Edwards
David R. Cichy
John W. Breckenridge(3)
Christopher C. Behrens(4)
Barry J. Goldstein
David R. Hang(5)
John Horton
Jeffrey G. Marshall
Delbert L. Williamson
All directors and officers as a group

(1)
The numbers in these columns assume the consummation of the LLC Redemption and LLC Liquidation and are based upon (i) an estimated aggregate required redemption price in respect of the Class A Units of Brand LLC in connection with the LLC Redemption of $                              million as of            , 2006 and (ii) an assumed initial public offering price of $                      per share, the midpoint of the estimated price range shown on the cover page of this prospectus.

(2)
Consists of equity interests held by J.P. Morgan Partners (BHCA), L.P. ("BHCA"), J.P. Morgan Partners Global Investors, L.P., J.P. Morgan Partners Global Investors (Cayman), L.P., J.P. Morgan Partners Global Investors A, L.P., J.P. Morgan Partners Global Investors (Cayman) II, L.P., J.P. Morgan Partners Global Investors (Selldown), L.P. and J.P. Morgan Partners Global Investors (Selldown) II, L.P., each of which is affiliated with BHCA.

(3)
The amount shown includes the beneficial ownership of            shares of our common stock held by BHCA, a portion of which may be deemed attributable to Mr. Breckenridge because he is a Managing Director of JPMP Capital Corp., the general partner of JPMP Master Fund Manager, L.P. ("MF Manager"), the general partner of BHCA. The actual pro rata portion of such beneficial ownership that may be deemed attributable to Mr. Breckenridge is not readily determinable because it is subject to several variables, including the internal rate of return and vesting within BHCA and within MF Manager. Mr. Beckenridge disclaims beneficial ownership in the securities to the extent it exceeds his pecuniary interest therein, if any.

  In addition, the amount shown includes the beneficial ownership of            shares of our common stock held by J.P. Morgan Partners Global Investors, L.P., J.P. Morgan Partners Global Investors A, L.P., J.P. Morgan Partners Global Investors Global (Cayman), L.P., J.P. Morgan Partners Global Investors (Cayman) II, L.P., J.P. Morgan Partners Global Investors (Selldown), L.P. and J.P. Morgan Partners (Selldown) II, L.P. (collectively "JPMP Funds"), a portion of which may be deemed attributable to Mr. Breckenridge because he is a Managing Director of JPMP Capital Corp., a general partner of JPMP Global Investors, L.P., the general partner of each of the JPMP Funds. The actual pro rata portion of such beneficial ownership that may be deemed attributable to Mr. Breckenridge is not readily determinable because it is subject to several variables, including the internal rate of return and vesting within the JPMP Funds and within JPMP Global Investors, L.P. Mr. Breckenridge disclaims beneficial ownership in the securities to the extent it exceeds his pecuniary interest therein, if any.

  The address of Mr. Breckenridge, BHCA and the JPMP Funds is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

(4)
The amount shown includes the beneficial ownership of            shares of our common stock held by BHCA, a portion of which may be deemed attributable to Mr. Behrens because he is a Managing Director of JPMP Capital Corp., the general partner of MF Manager, the general partner of BHCA. The actual pro rata portion of such beneficial ownership that may be deemed attributable to Mr. Behrens is not readily determinable because it is subject to several variables, including the internal rate of return and vesting within BHCA and within MF Manager. Mr. Behrens disclaims beneficial ownership in the securities to the extent it exceeds his pecuniary interest therein, if any.

  In addition, the amount shown includes the beneficial ownership of            shares of our common stock held by the JPMP Funds, a portion of which may be deemed attributable to Mr. Behrens because he is a Managing Director of JPMP Capital Corp., a general partner of JPMP Global Investors, L.P., the general partner of each of the JPMP Funds. The actual pro rata portion of such beneficial ownership that may be deemed attributable to Mr. Behrens is not readily determinable because it is subject to several variables, including the internal rate of return and vesting within the JPMP Funds and within JPMP Global Investors, L.P. Mr. Behrens disclaims beneficial ownership in the securities to the extent it exceeds his pecuniary interest therein, if any.

  The address of Mr. Behrens, BHCA and the JPMP Funds is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

(5)
The amount shown includes the beneficial ownership of            shares of our common stock held by BHCA, a portion of which may be deemed attributable to Mr. Hang because he is a Principal of JPMP Capital Corp., the general partner of MF Manager, the general partner of BHCA. The actual pro rata portion of such beneficial ownership that may be deemed attributable to Mr. Hang is not readily determinable because it is subject to several variables, including the internal rate of return and vesting within BHCA and within MF Manager. Mr. Hang disclaims beneficial ownership in the securities to the extent it exceeds his pecuniary interest therein, if any.

  In addition, the amount shown includes the beneficial ownership of            shares of our common stock held by the JPMP Funds, a portion of which may be deemed attributable to Mr. Hang because he is a Principal of JPMP Capital Corp., a general partner of JPMP Global Investors, L.P., the general partner of each of the JPMP Funds. The actual pro rata portion of such beneficial ownership that may be deemed attributable to Mr. Hang is not readily determinable because it is subject to several variables, including the internal rate of return and vesting within the JPMP Funds and within JPMP Global Investors, L.P. Mr. Hang disclaims beneficial ownership in the securities to the extent it exceeds his pecuniary interest therein, if any.

  The address of Mr. Hang, BHCA, and the JPMP Funds is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Credit Facility

        In connection with the Aluma Acquisition, we amended and restated our existing credit facility with Credit Suisse (formerly known as Credit Suisse First Boston, acting through its Cayman Islands Branch), as administrative agent, and other institutions, to provide for supplemental term loans in the aggregate principal amount of $185.0 million. As amended and restated, our credit facility consists of $287.0 million in aggregate principal amount of term loans, a letter of credit facility of $20.0 million, a synthetic letter of credit facility of $15.0 million and a revolving credit facility of $50.0 million. $57.0 million of the supplemental term loan was made in Canadian dollars.

        Indebtedness under our credit facility for U.S. dollar loans bears interest at a floating rate based upon the type of loan and, in certain circumstances, our then-applicable Leverage Ratio (as defined in the credit agreement). Based upon our Leverage Ratio as of December 31, 2005, such floating rate equaled (i) the Base Rate (as defined in the credit agreement), in each case plus 2.25%, in the case of revolving loans, 2.75%, in the case of letter of credit facility loans, or 2.00%, in the case of synthetic letter of credit facility loans and term loans, or, at our option, (ii) the Adjusted LIBOR Rate (as defined in the credit agreement) for one, two, three or six month period, (or a nine or twelve month period if, at the time of the relevant LIBOR Rate loan, all lenders participating therein agree to make an interest period of such duration available) plus 3.50%, in the case of revolving loans, 4.00%, in the case of letter of credit facility loans or 3.00%, in the case of synthetic letter of credit facility loans and term loans. Indebtedness under the credit facility for Canadian dollar loans bears interest at (i) in the case of Canadian prime rate loans, a floating rate based upon the Canadian Prime Rate (as defined in the credit agreement), plus 2.25% and (ii) in the case of bankers' acceptance loans, we will pay a fee at the rate of 3.25% calculated on the basis of a year of 365 days on the face amount at maturity (or the principal amount in the case of a bankers' acceptance equivalent loan) of such bankers' acceptance for the period from and including the date of acceptance (or advance in the case of a bankers' acceptance equivalent loan) of such bankers' acceptance to but excluding the maturity date of such bankers' acceptance. The interest period for bankers' acceptance loans is a 30, 60, 90 or 180 day period (in each case subject to availability). The interest rate for loans under the revolving credit facility and the letter of credit facility is subject to adjustment on a quarterly basis, based on the ratio of our consolidated debt to EBITDA (as defined in the credit agreement).

        The revolving facility will mature in October 2008. The term loan will mature in January 2012. The term loan is subject to nominal quarterly amortization payments, with the balance payable in equal installments on the maturity date. In addition, the credit agreement provides for mandatory prepayments, subject to certain exceptions, of the term loan based on certain asset sales, the net proceeds of certain debt and equity issuances, excess cash flow and insurance proceeds.

        Among other covenants, our credit facility contains the following financial covenants:

  •
  Minimum Interest Coverage Ratio.    Our ratio of EBITDA (as defined in the credit agreement) to consolidated cash interest expense for any four-fiscal quarter period ending during any of the periods set forth below cannot be less than the ratio indicated:

Period	Minimum Interest Coverage Ratio
Through September 30, 2006	1.75:1.00
October 1, 2006 through December 31, 2008	2.00:1.00
January 1, 2009 and thereafter	2.25:1.00

  •
  Maximum Leverage Ratio.    Our ratio of period end consolidated total debt (net of cash and cash equivalents) to EBITDA (as defined in the credit agreement) for any four-fiscal quarter period ending during any of the periods set forth below cannot exceed the ratio indicated:

Period	Maximum Leverage Ratio
Through September 30, 2006	6.00:1.00
October 1, 2006 through December 31, 2006	5.75:1.00
January 1, 2007 through December 31, 2007	4.75:1.00
January 1, 2008 through December 31, 2008	4.00:1.00
January 1, 2009 and thereafter	3.00:1.00

        Our credit facility also contains covenants which, among other things, limit the amount of capital expenditures, the incurrence of additional indebtedness, investments, dividends, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, prepayments of other indebtedness, liens and encumbrances and other matters customarily restricted in such agreements. The credit facility contains customary events of default, including payment defaults, breach of representations and warranties, covenant defaults, cross-defaults to certain other indebtedness, certain events of bankruptcy and insolvency, failures under ERISA or foreign pension plans, judgment defaults, failure of any guaranty or security document supporting the credit agreement to be in full force and effect and any change of control.

        In connection with Offering and Related Transactions we intend to either refinance or amend and restate our credit facility pursuant to which, among other things, we will borrow an additional $                  million in term loans thereunder.

12% Senior Subordinated Notes due 2012

        On October 16, 2002, Brand Services issued $150.0 million of 12% senior subordinated notes due 2012. Interest on the 12% senior subordinated notes is payable in cash semi-annually in April and October of each year until maturity. The 12% senior subordinated notes mature in October 2012 and are fully and unconditionally guaranteed on a senior subordinated, joint, and several basis by Brand Energy and certain of the domestic subsidiaries of Brand Energy.

        The indenture governing the 12% senior subordinated notes contains customary events of default and covenants, including, among other things, restrictions on our ability to incur indebtedness, liens and other encumbrances, make restricted payments and investments, and consummate affiliate transactions, asset sales and mergers and consolidations. The indenture also provides that upon the occurrence of certain events constituting a change of control under the indenture, each holder of the 12% senior subordinated notes shall have the right to require that Brand Services repurchase such holder's notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase plus accrued and unpaid interest, if any, to the date of purchase.

        In connection with this offering, we intend to consummate a tender offer and consent solicitation in respect of the 12% senior subordinated notes pursuant to which Brand Services will offer to repurchase all of the outstanding 12% senior subordinated notes and solicit consents to amend the indenture governing such notes to eliminate substantially all of the restrictive covenants contained therein. We intend to use a portion of the proceeds from this offering to make a contribution to the capital of Brand Services in cash in an amount sufficient to permit Brand Services to repurchase all of the 12% senior subordinated notes tendered in connection with this tender offer.

13% Senior Subordinated Pay-In-Kind Notes due 2013

        On October 16, 2002, we issued $35.0 million of 13% senior subordinated pay-in-kind notes due 2013. Interest on our 13% senior subordinated pay-in-kind notes is payable in cash semi-annually in

April and October of each year until maturity. In lieu of making a payment of such interest in cash, until the fifth anniversary of the issuance of our 13% senior subordinated pay-in-kind notes, we are entitled to pay such accrued interest through the issuance of additional 13% senior subordinated pay-in-kind notes. Following the fifth anniversary of the issuance of our 13% senior subordinated pay-in-kind notes, we will be required to make interest payments in cash to the extent we are permitted to make such cash payments pursuant to the terms of our credit facility and the indenture governing Brand Services' 12% senior subordinated notes due 2012. Our 13% senior subordinated pay-in-kind notes mature in October 2013.

        The indenture governing our 13% senior subordinated pay-in-kind notes contains customary events of default and covenants, including, among other things, restrictions on our ability to incur indebtedness, liens and other encumbrances, make restricted payments and investments and consummate affiliate transactions, asset sales and mergers and consolidations. The indenture also provides that upon the occurrence of certain events constituting a change of control under the indenture, each holder of the 13% senior subordinated notes shall have the right to require that we repurchase such holder's notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase plus accrued and unpaid interest, if any, to the date of purchase.

        We intend to use a portion of the proceeds from this offering to consummate private repurchases of all of our outstanding 13% senior subordinated pay-in-kind notes.

DESCRIPTION OF CAPITAL STOCK

        The following is a summary description of the material terms of our capital stock. Our bylaws and our amended and restated certificate of incorporation, to be effective after the closing of this offering, provide further information about our capital stock.

Common Stock

        At the time of the closing of this offering our authorized capital stock will consist of            shares of common stock, par value $0.01 per share.

        After giving effect to the sale to the public of the shares of common stock offered in this prospectus, there will be            shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option.

        The holders of common stock are entitled to one vote per share on all matters to be voted upon by stockholders, including elections of directors. No holder of common stock may cumulate votes in voting for our directors. Subject to the rights of any holders of any outstanding preferred stock, the holders of common stock are entitled to receive dividends, if any, that the board of directors may from time to time declare out of funds legally available. See the discussion under the heading "Dividend Policy" for more information regarding our dividend policy. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock then outstanding.

        The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued in connection with this offering will be fully paid and nonassessable.

        The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Preferred Stock

        In connection with the closing of this offering, we will redeem all of our outstanding shares of non-voting cumulative redeemable Series A preferred stock. See "Use of Proceeds."

        Following the closing of this offering, it is anticipated that our board of directors will have the authority, without action by our stockholders, to designate and issue preferred stock in one or more series and to fix the rights, preferences, privileges and related restrictions, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of the series. The issuance of preferred stock may delay, impede or prevent the completion of a merger, tender offer or other takeover attempt of our company without further action of our stockholders, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders may receive a premium for their stock over its then-current market price. At present, we have no plans to issue any preferred stock following this offering.

Delaware Business Combination Statute

        Section 203 of the Delaware General Corporation Law provides that, subject to exceptions set forth therein, an interested stockholder of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date that the stockholder becomes an interested stockholder unless:

  •
  prior to that date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

  •
  on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

        Except as otherwise set forth in Section 203, an interested stockholder is defined to include:

  •
  any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

  •
  the affiliates and associates of any such person.

        Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. We have elected to be exempt from the restrictions imposed under Section 203. The provisions of Section 203 may encourage persons interested in acquiring us to negotiate in advance with our board because the stockholder approval requirement would be avoided if a majority of the directors then in office approves either the business combination or the transaction which results in any such person becoming an interested stockholder. These provisions also may have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

Limitations on Director Liability

        Under the Delaware General Corporation Law, we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he or she is or was our director, officer, employee or agent, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

        In addition, Section 102(b)(7) of the Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under

Section 174 of the Delaware General Corporation Law (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) or (iv) for any transaction from which the director derived an improper personal benefit. Our certificate of incorporation contains the provisions permitted by Section 102(b)(7) of the Delaware General Corporation Law.

Transfer Agent and Registrar

        The transfer agent and registrar for the common stock is            .

New York Stock Exchange Listing

        We will apply to have our common stock approved for listing on the New York Stock Exchange under the symbol "            ."

SHARES ELIGIBLE FOR FUTURE SALE

        Before this offering, there has not been any public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of common stock for sale will have on the market price of our common stock. Nevertheless, sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of equity securities.

        Upon completion of this offering, we will have a total of            shares of common stock outstanding. Shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares which may be held or acquired by our "affiliates," as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining            shares of common stock outstanding will be deemed "restricted securities" as defined under Rule 144. Restricted securities may be sold in the public market only if registered under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rules 144, 144(k) and 701 promulgated under the Securities Act, summarized below.

        Under the lock-up agreements described below and the provisions of Rules 144, 144(k) and 701, additional shares will be available for sale in the public market as follows:

Maximum Number of Shares	Date
After the date of this prospectus
After 90 days from the date of this prospectus (subject to the lock-up arrangements described below, if applicable, and, in some cases, to volume limitations and contractual vesting schedules)

After 180 days from the date of this prospectus (subject, in some cases, to volume limitations, contractual vesting schedules and the early release provisions of the lock-up agreements described below)

Lock-up Agreements

        Subject to certain exceptions described under the caption "Underwriters," we have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of the underwriters for a period of 180 days after the date of this prospectus.

        Subject to certain exceptions described under the caption "Underwriters," our officers and directors and substantially all of our stockholders have agreed that they will not:

  •
  offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or enter into a transaction which would have the same effect;

  •
  enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise; or

  •
  publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement;

without, in each case, the prior written consent of the underwriters for a period of 180 days after the date of this prospectus.

Rule 144

        In general, under Rule 144 as currently in effect, a person, including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

  •
  one percent of the number of shares of common stock then outstanding (approximately shares immediately after this offering); or

  •
  the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks before a notice of the sale on Form 144 is filed.

        Sales under Rule 144 are also subject to the lock-up arrangements described above, if applicable, and specified manner of sale provisions and notice requirements and to the availability of specified public information about our company.

Rule 144(k)

        Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate of us, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

        Shares of our common stock issued in reliance on Rule 701, such as those shares acquired upon exercise of options granted under our stock plans or other compensatory arrangements, are also restricted and, beginning 90 days after the effective date of this prospectus, may be sold by stockholders other than our affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year holding requirement.

CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS TO NON-U.S. HOLDERS

        This discussion describes the material United States federal income and estate tax consequences of the ownership and disposition of shares of our common stock by a non-U.S. holder. When we refer to a non-U.S. holder, we mean a beneficial owner of our common stock that, for U.S. federal income tax purposes, is other than:

  •
  a citizen or resident of the United States;

  •
  a corporation (including for this purpose any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust that is subject to the primary supervision of a U.S. court and to the control of one or more U.S. persons, or that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

        If a partnership (including for this purpose any other entity, either organized within or without the United States, treated as a partnership for U.S. federal income tax purposes) holds the shares, the tax treatment of a partner as a beneficial owner of the shares generally will depend upon the status of the partner and the activities of the partnership. Non-U.S. partnerships also generally are subject to special U.S. tax documentation requirements.

        This discussion does not consider the specific facts and circumstances that may be relevant to a particular non-U.S. holder and does not address the treatment of a non-U.S. holder under the laws of any state, local or foreign taxing jurisdiction, nor does it discuss special tax provisions which may apply to you if you relinquished United States citizenship or residence. This section is based on the tax laws of the United States, including the Internal Revenue Code, existing and proposed regulations and administrative and judicial interpretations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. This discussion is limited to non-U.S. holders who hold shares of common stock as capital assets. If you are an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to United States federal income tax as if they were United States citizens.

        You should consult a tax advisor regarding the U.S. federal tax consequences of acquiring, holding and disposing of our common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

Dividends

        We currently do not intend to pay dividends with respect to our common stock. However, if we were to pay dividends with respect to our common stock, dividends paid to a non-U.S. holder, except as described below, would be subject to withholding of U.S. federal income tax at a 30% rate or at a lower rate if the holder is eligible for the benefits of an income tax treaty that provides for a lower rate (and the holder has furnished to us a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which the holder certifies, under penalties of perjury, its status as a non-U.S. person and an entitlement to the lower treaty rate with respect to such payments).

        If dividends paid to a non-U.S. holder are "effectively connected" with such holder's conduct of a trade or business within the United States and, if required by a tax treaty, the dividends are attributable to a permanent establishment that the non-U.S. holder maintains in the United States, we generally are not required to withhold tax from the dividends, provided that the non-U.S. holder has furnished to us a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which the holder certifies, under penalties of perjury, its status as a non-U.S. person and an entitlement to this exemption from withholding. Instead, "effectively connected" dividends are taxed at rates applicable to U.S. persons. If a non-U.S. holder is a corporation, "effectively connected" dividends that it receives may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if the holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

        You must comply with the certification procedures described above, or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures, directly or under certain circumstances through an intermediary, to obtain the benefits of a reduced rate under an income tax treaty with respect to dividends paid with respect to your common stock. In addition, if you are claiming the benefits of an income tax treaty or you are required to provide an Internal Revenue Service Form W-8ECI or successor form, as discussed above, you must also provide a U.S. taxpayer identification number.

        If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

        Non-U.S. holders generally will not be subject to U.S. federal income tax on gain that they recognize on a disposition of our common stock unless:

  •
  the holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met;

  •
  such gain is effectively connected with the holder's conduct of a trade or business within the United States and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by the holder (and, in which case, if you are a foreign corporation, you may be subject to an additional branch profits tax equal to 30% or a lower rate as may be specified by an applicable income tax treaty);

  •
  the holder is subject to the Internal Revenue Code provisions applicable to certain U.S. expatriates; or

  •
  we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes and, assuming that our common stock is deemed to be "regularly traded on an established securities market," the holder held, directly or indirectly at any time during the five-year period ending on the date of disposition or such shorter period that such shares were held, more than five percent of our common stock. We have not been, are not and do not anticipate becoming, a United States real property holding corporation for U.S. federal income tax purposes.

        Special rules may apply to certain non-U.S. holders, such as "controlled foreign corporations" or "passive foreign investment companies". Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Federal Estate Taxes

        Individual non-U.S. holders and entities the property of which is potentially includible in such individual's gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that such stock will be included in the holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

        A non-U.S. holder generally will be exempt from backup withholding and information reporting with respect to dividend payments and the payment of the proceeds from the sale of our common stock effected at a United States office of a broker, as long as:

  •
  the income associated with such payments is otherwise exempt from U.S. federal income tax;

  •
  the payor or broker does not have actual knowledge or reason to know that you are a U.S. person; and

  •
  you have furnished to the payor or broker a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-U.S. person, or other documentation upon which it may rely to treat the payments as made to a non-U.S. person in accordance with U.S. Treasury regulations (or you otherwise establish an exemption).

        Payment of the proceeds from the sale of our common stock effected at a non-U.S. office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of our common stock that is effected at a non-U.S. office of a broker will be subject to information reporting and backup withholding if:

  •
  the proceeds are transferred to an account maintained by you in the United States;

  •
  the payment of proceeds or the confirmation of the sale is mailed to you at a United States address; or

  •
  the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the documentation requirements described above are met or you otherwise establish an exemption and the broker does not have actual knowledge or reason to know that you are a U.S. person.

        In addition, a sale of our common stock will be subject to information reporting if it is effected at a foreign office of a broker that is:

  •
  a U.S. person;

  •
  a controlled foreign corporation for U.S. tax purposes;

  •
  a non-U.S. person 50% or more of whose gross income is effectively connected with the conduct of a U.S. trade or business for a specified period; or

  •
  a non-U.S. partnership, if at any time during its tax year one or more of its partners are "U.S. persons," as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or such non-U.S. partnership is engaged in the conduct of a U.S. trade or business, unless the documentation requirements described above are met or a non-U.S. holder otherwise establishes an exemption and the broker does not have actual knowledge or reason to know that the holder is a United States person. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that the holder is a U.S. person.

        A non-U.S. holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed its income tax liability by filing an appropriate refund claim with the Internal Revenue Service.

        In addition to the foregoing, we must report annually to the IRS and to each non-U.S. holder on Internal Revenue Service Form 1042-S the entire amount of any distribution and the tax withheld, regardless of whether withholding was required. This information may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

UNDERWRITERS

        Under the terms and subject to the conditions contained in an underwriting agreement dated                        , we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated are acting as representatives the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities Inc.
Morgan Stanley & Co. Incorporated

Total

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        All sales of the common stock in the United States will be made by U.S. registered broker/dealers.

        We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to            additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

        The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $            per share. The underwriters and selling group members may allow a discount of $            per share on sales to other broker/dealers. After the initial public offering the underwriters may change the public offering price and concession and discount to broker/dealers.

        The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting Discounts and Commissions paid by selling stockholders	$	$	$	$
Expenses payable by the selling stockholders	$	$	$	$

        The underwriters will not confirm sales to any accounts over which they exercise discretionary authority without first receiving a written consent from those accounts.

        J.P. Morgan Securities Inc., one of the underwriters, is our affiliate. The offering therefore is being conducted in accordance with the applicable provisions of Rule 2720 of the National Association of Securities Dealers, Inc. Conduct Rules. Rule 2720 requires that the initial public offering price of the shares of common stock not be higher than that recommended by a "qualified independent underwriter" meeting certain standards. Accordingly,            is assuming the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. The initial

public offering price of the shares of common stock is no higher than the price recommended by                                             .

        We, the selling shareholders, all of our directors and executive officers and certain of our other stockholders have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

  •
  file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

  •
  the sale of shares of common stock to the underwriters;

  •
  our issuance of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

  •
  transactions by a selling shareholder relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares, provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), shall be required or shall be voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions;

  •
  transfers by a selling shareholder of shares of common stock or any security convertible into common stock as a bona fide gift;

  •
  distributions by a selling shareholder of shares of common stock or any security convertible into common stock to limited partners or stockholders of the selling shareholder;

provided that in the case of any transfer or distribution pursuant to the foregoing exceptions (i) each donee or distributee shall enter into a written agreement accepting the restrictions set forth above as if it were a selling shareholder and (ii) no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made in respect of the transfer or distribution during the 180-day restricted period.

        In addition, each selling shareholder agrees that, without the prior written consent of the representatives on behalf of the underwriters, it will not, during the period ending 180 days after the date hereof, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

        We and the selling stockholders have agreed to indemnify the underwriters and            in its capacity as Qualified Independent Underwriter against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

        We will apply to list the shares of common stock on the New York Stock Exchange.

        J.P. Morgan Securities Inc. and its affiliates have had material relationships with us in the past. Affiliates of J.P. Morgan Securities Inc. collectively own 61.4% of the equity interests (72.4% of the voting equity interests) in our parent company, Brand LLC and John W. Breckenridge, Christopher C. Behrens and David R. Hang, who serve as our directors, are executive officers of J.P. Morgan Partners, LLC, our affiliate.

        Affiliates of J.P. Morgan Securities Inc. collectively own 100% of the outstanding shares of our non-voting cumulative redeemable Series A preferred stock. In connection with the Offering and Related Transactions, these affiliates of J.P. Morgan Securities Inc. will collectively receive $     million (based on an offering price of $            per share, the midpoint of the estimated price range shown on the cover page of this prospectus), or    %, of the net proceeds to us from this offering and borrowings under our credit facility as a result of our redemption of their shares of our preferred stock (assuming that the offering is completed in            2006).

        Additionally, in the event that the net proceeds to us from this offering exceed $         million, we intend to use a portion of such net proceeds to purchase up to $         million of the Class A Unit Redemption Shares issued to the holders of Brand LLC's Class A Units, which include affiliates of J.P. Morgan Securities Inc., in connection with the LLC Redemption. It is our intent that this purchase would be consummated following the closing of this offering at a purchase price per share equal to the initial public offering price per share in this offering. Approximately    % of the Class A Unit Redemption Shares that may be subject to such purchase will be held by affiliates of J.P. Morgan Securities Inc.

        J.P. Morgan Chase Bank, N.A. is the syndication agent and its affiliate, J.P. Morgan Chase & Co., is a lender under our credit facility. J.P. Morgan Chase & Co. receives interest and other payments as a lender under our credit facility. In addition, J.P. Morgan Chase Bank, N.A. is a counterparty to interest rate swap agreements and a currency swap agreement with us.

        During the year ended December 31, 2005, J.P. Morgan Securities Inc. received fees of approximately $1.7 million for services provided in connection with our credit facility amendments.

        In connection with the 2005 acquisition of Aluma, J.P. Morgan Partners received a financial advisory fee of $2.0 million. In connection with the 2005 issuance of our redeemable preferred stock, J.P. Morgan Partners received a placement fee of $0.6 million.

        In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

        A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each of the underwriters has represented and agreed that, with effect from and including the date on which the Prospectus Directive is implemented in that Member State, it has not made and will not make an offer of the shares to the public in that Member State except that it may, with effect from and including such date, make an offer of the shares to the public in that Member State:

  (a)
  at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  (b)
  at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

  (c)
  at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of the above, the expression an "offer of the shares to the public" in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

United Kingdom

        Each of the underwriters has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the shares in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any shares in, from or otherwise involving the United Kingdom.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

        The distribution of the shares in Canada is being made only on a private placement basis exempt from the requirement that we and the selling shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of the shares are made. Any resale of the shares in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the shares.

Representations of Purchasers

        By purchasing sharesin Canada and accepting a purchase confirmation a purchaser is representing to us, the selling shareholders and the dealer from whom the purchase confirmation is received that:

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the shares without the benefit of a prospectus qualified under those securities laws,

  •
  where required by law, that the purchaser is purchasing as principal and not as agent,

  •
  the purchaser has reviewed the text above under Resale Restrictions, and

  •
  the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the shares to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action—Ontario Purchasers Only

        Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us and the selling shareholders in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling shareholders. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling shareholders, will have no liability. In the case of an action for damages, we and the selling shareholders, will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein and the selling shareholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares in their particular circumstances and about the eligibility of the shares for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

        The validity of the shares of common stock offered hereby will be passed upon for us by Mayer, Brown, Rowe & Maw LLP, New York, New York. Davis Polk & Wardwell, New York, New York will act as counsel to the underwriters. Mayer, Brown, Rowe & Maw LLP from time to time represents us, our subsidiaries and our affiliates in connection with other matters.

EXPERTS

        The consolidated financial statements of Brand Energy & Infrastructure Services, Inc. at December 31, 2004 and 2005 and for each of the three years in the period ended December 31, 2005, appearing in this prospectus and in the Registration Statement of which this prospectus forms a part, have been audited by Ernst & Young LLP, St. Louis, Missouri, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The consolidated financial statements of Aluma Enterprises Inc. at December 31, 2003 and 2004 and for each of the three years in the period ended December 31, 2004, appearing in this prospectus and in the Registration Statement of which this prospectus forms a part, have been audited by Ernst & Young LLP, Toronto, Canada, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

ADDITIONAL INFORMATION

        We file reports, proxy statements and other information with the Securities and Exchange Commission. You may also read and copy any document we file at the Commission's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the Securities and Exchange Commission at +1 202-551-8090 for more information about the public reference room and their copy charges. The Securities and Exchange Commission maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

        We have filed a registration statement on Form S-1 (of which this prospectus is a part) with the Securities and Exchange Commission under the Securities Act with respect to the shares of common stock offered hereby. This prospectus does not contain all the information set forth in the registration statement, certain portions of which have been omitted as permitted by the rules and regulations of the Securities and Exchange Commission. You should review our registration statement and our exhibits.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2003, 2004 and 2005

BRAND ENERGY & INFRASTRUCTURE SERVICES, INC.

Years ended December 31, 2002, 2003 and 2004

ALUMA ENTERPRISES INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors Brand Energy & Infrastructure Services, Inc.

        We have audited the accompanying consolidated balance sheets of Brand Intermediate Holdings, Inc. and subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of operations, stockholder's equity, and cash flows for the Company for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal controls. Our audits included consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Brand Energy & Infrastructure Services, Inc. and subsidiaries at December 31, 2004 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

        As discussed in Note 16 to the financial statements, in 2004 the Company changed its method of accounting for stock-based compensation.

/s/ Ernst & Young LLP
St. Louis, Missouri
April 10, 2006

BRAND ENERGY & INFRASTRUCTURE SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands)

	Year Ended December 31, 2003	Year Ended December 31, 2004	Year Ended December 31, 2005
Revenue:
Labor	$267,964	$260,825	$349,386
Equipment rental	72,408	66,335	124,018
Equipment sales	7,365	6,794	17,972

Total revenue	347,737	333,954	491,376

Operating expenses:
Labor	222,005	214,485	292,239
Equipment rental	36,395	28,182	44,992
Scaffolding equipment write-off	—	—	13,996
Equipment sales	5,005	4,720	9,841
Divisional operating expenses	15,818	17,026	24,110

Total operating expenses	279,223	264,413	385,178

Gross profit	68,514	69,541	106,198
Selling and administrative expenses	44,125	45,145	80,534
Non-cash compensation	—	233	1,388

Operating income	24,389	24,163	24,276
Interest expense	32,718	33,673	40,803
Interest income	(267)	(284)	(252)
Loss on interest rate and foreign currency swaps	—	—	1,288
Foreign currency transaction gain	—	—	(2,712)
Redeemable preferred stock dividend expense	—	—	2,338

Loss before benefit for income tax	(8,062)	(9,226)	(17,189)
Benefit for income tax	(2,221)	(2,420)	(2,733)

Net loss	$(5,841)	(6,806)	(14,456)

The accompanying notes to the consolidated financial statements are an integral part of these consolidated statements.

BRAND ENERGY & INFRASTRUCTURE SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In thousands)

	December 31, 2004	December 31, 2005
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$14,408	$6,310
Trade accounts receivable, net of allowance for doubtful accounts of $1,605 in 2004 and $6,364 in 2005	57,864	117,207
Accrued revenue	2,115	6,292
Other current assets	7,798	12,594

Total current assets	82,185	142,403

PROPERTY AND EQUIPMENT:
Land	1,283	5,190
Buildings and leasehold improvements	3,518	6,278
Vehicles and other equipment	29,090	29,997
Scaffolding and forming and shoring equipment	195,356	309,387

Total property and equipment, at cost	229,247	350,852
Less—Accumulated depreciation and amortization	59,554	74,232

Total property and equipment, net	169,693	276,620

GOODWILL	247,325	292,601
OTHER ASSETS AND INTANGIBLES, NET	68,372	111,447

Total assets	$567,575	$823,071

(Continued on following page)

BRAND ENERGY & INFRASTRUCTURE SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Continued)
(In thousands except share amounts)

	December 31, 2004	December 31, 2005
CURRENT LIABILITIES:
Current maturities of long-term debt	$1,047	$2,904
Current maturities of notes payable and capital lease obligations	350	370
Accounts payable and accrued expenses	37,264	79,585
Deferred revenue	1,514	3,034

Total current liabilities	40,175	85,893

LONG-TERM DEBT, LESS CURRENT MATURITIES	290,467	481,694

NOTES PAYABLE AND CAPITAL LEASE OBLIGATIONS, LESS CURRENT MATURITIES	427	458

REDEEMABLE PREFERRED STOCK	—	32,337

DEFERRED INCOME TAXES	22,546	18,556

STOCKHOLDER'S EQUITY:
Common stock, $0.01 par value, 1,000 shares authorized, issued and outstanding, as of December 31, 2004 and 2005	—	—
Paid-in capital	224,445	225,833
Cumulative foreign currency translation adjustment	4,007	7,248
Accumulated deficit	(14,492)	(28,948)

Total stockholder's equity	213,960	204,133

Total liabilities and stockholder's equity	$567,575	$823,071

The accompanying notes to the consolidated financial statements are an integral part of these consolidated balance sheets.

BRAND ENERGY & INFRASTRUCTURE SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31, 2003	Year Ended December 31, 2004	Year Ended December 31, 2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(5,841)	$(6,806)	$(14,456)
Adjustments to reconcile net loss to net cash provided by operating activities:
Scaffolding equipment write-off	—	—	13,996
Deferred income tax benefit	(3,282)	(5,672)	(3,836)
Depreciation and amortization	38,503	28,935	35,195
Non-cash compensation	—	233	1,388
Non-cash interest expense	6,197	7,499	8,439
Gain on sale of scaffolding equipment	(828)	(1,110)	(3,337)
Loss on interest rate and foreign currency swaps	—	—	1,288
Foreign currency transaction gain	—	—	(2,712)
Redeemable preferred stock dividends	—	—	2,338
Changes in operating assets and liabilities:
Trade accounts receivable, net	4,458	(2,486)	(25,459)
Accrued revenue	242	1,022	(1,594)
Other current assets	3,018	1,037	(1,147)
Accounts payable and accrued expenses	(5,262)	3,962	18,996
Deferred revenue	(20)	66	(61)
Other	(584)	168	492

Net cash provided by operating activities	36,601	26,848	29,530

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(11,921)	(14,092)	(35,219)
Proceeds from sales of property and equipment	1,773	2,384	7,928
Payments for acquisitions	—	(1,020)	(217,267)

Net cash used for investing activities	(10,148)	(12,728)	(244,558)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term debt	—	—	185,153
Proceeds from redeemable preferred stock	—	—	30,000
Payment of deferred financing fees	—	(986)	(5,595)
Payments of long-term debt	(6,287)	(21,098)	(1,973)
Payments on capital lease obligations	(1,883)	(728)	(376)

Net cash provided by (used for) financing activities	$(8,170)	$(22,812)	$207,209

(Continued on following page)

BRAND ENERGY & INFRASTRUCTURE SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In thousands)

	Year Ended December 31, 2003	Year Ended December 31, 2004	Year Ended December 31, 2005
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$18,283	$(8,692)	$(7,819)
IMPACT OF FOREIGN CURRENCY EXCHANGE RATES	—	—	(279)
CASH AND CASH EQUIVALENTS, beginning of year	4,817	23,100	14,408

CASH AND CASH EQUIVALENTS, end of year	$23,100	$14,408	$6,310

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Interest paid	$26,745	$26,074	$32,152
Income taxes paid	1,453	2,433	1,571
NON-CASH TRANSACTIONS:
Notes payable, issued in connection with acquisitions	—	421	—
Capital lease obligations	—	259	—

The accompanying notes to the consolidated financial statements are an integral part of these consolidated statements.

BRAND ENERGY & INFRASTRUCTURE SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

(In thousands except share amounts)

	Common Stock	Additional Paid In Capital	Cumulative Translation Adjustment	Accumulated Deficit	Total	Comprehensive Income (Loss)
Balance, December 31, 2002	$—	$223,498	$140	$(1,845)	$221,793
Comprehensive income (loss):
Net loss	—	—	—	(5,841)	(5,841)	$(5,841)
Translation adjustment	—	—	2,713	—	2,713	2,713

Comprehensive loss						$(3,128)

Accrued bonuses exchanged for LLC equity; subsequently contributed to additional paid in capital		714			714

Balance, December 31, 2003	$—	$224,212	$2,853	$(7,686)	$219,379

The accompanying notes to the consolidated financial statements are an integral part of these consolidated statements.

	Common Stock	Additional Paid In Capital	Cumulative Translation Adjustment	Accumulated Deficit	Total	Comprehensive Income (Loss)
Balance, December 31, 2003	$—	$224,212	$2,853	$(7,686)	$219,379
Comprehensive income (loss):
Net loss	—	—	—	(6,806)	(6,806)	$(6,806)
Translation adjustment	—	—	1,154	—	1,154	1,154

Comprehensive loss						$(5,652)

Non-cash compensation		233			233

Balance, December 31, 2004	$—	$224,445	$4,007	$(14,492)	$213,960

The accompanying notes to the consolidated financial statements are an integral part of these consolidated statements.

BRAND ENERGY & INFRASTRUCTURE SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY (Continued)
(In thousands except share amounts)

	Common Stock	Additional Paid In Capital	Cumulative Translation Adjustment	Accumulated Deficit	Total	Comprehensive Income (Loss)
Balance, December 31, 2004	$—	$224,445	$4,007	$(14,492)	$213,960
Comprehensive income (loss):
Net loss	—	—	—	(14,456)	(14,456)	$(14,456)
Translation adjustment	—	—	3,241	—	3,241	3,241

Comprehensive loss						$(11,215)

Non-cash compensation		1,388			1,388

Balance, December 31, 2005	$—	$225,833	$7,248	$(28,948)	$204,133

The accompanying notes to the consolidated financial statements are an integral part of these consolidated statements.

BRAND ENERGY & INFRASTRUCTURE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except share data)

1.    ORGANIZATION AND BUSINESS

        Brand Energy & Infrastructure Services, Inc. (formerly Brand Intermediate Holdings, Inc.) and its subsidiaries ("Brand") are 100% owned by Brand Holdings, LLC (the "LLC"). As of March 1, 2006, the voting equity interests of the LLC were owned 72.4% by J.P. Morgan Partners and its affiliates ("JPMP"), and 27.6% by other equity investors, on a fully diluted basis. Brand Services, Inc. is a wholly owned subsidiary of Brand Energy & Infrastructure Services, Inc. All references to "the Company", "we", "us", or "our" mean Brand Energy & Infrastructure Services, Inc. and its subsidiaries.

        Prior to the acquisition of Aluma (Note 4) in July 2005, the Company operated in one segment, "Work Access Services", providing work access services primarily to refining, petrochemical, chemical, utility and pulp and paper industries, and to a lesser extent general commercial clients. Work access services are typically provided in connection with periodic, routine cleaning and maintenance of refineries, chemical plants and utilities, as well as for new construction projects. The Company provides personnel to erect and dismantle scaffolding structures, transport scaffolding to project sites and supervise and manage such activities. In addition, the Company rents and occasionally sells scaffolding that is classified as property and equipment on the consolidated balance sheets. The Company maintains a substantial inventory of scaffolding in the United States and Canada. As a result of the acquisition of the operations of Aluma, the Company also provides engineered forming and shoring solutions for complex concrete construction projects ranging from pre-engineered technology systems to custom-designed formwork and shoring solutions to meet specific customer needs (the "Forming and Shoring Services" business). In the U.S. and Canada, pre-engineered technology systems are typically rented to customers on a project-by-project basis whereas custom-designed formwork and shoring solutions are typically sold to owners or project managers for use on large civil projects, such as bridges.

        The Company's services are not rendered to or dependent on any single customer within the industrial or commercial markets and, therefore, the Company does not believe a material concentration of credit risk exists. One customer accounted for $37.6 million or 11%, $35.6 million or 11% and $40.7 million or 8% of our revenues for the years ended December 31, 2003, 2004 and 2005, respectively; a second customer accounted for $37.3 million or 11%, $34.6 million or 10% and $31.9 million or 7% of our revenues for the years ended December 31, 2003, 2004 and 2005, respectively; and another customer accounted for $38.1 million or 8% of 2005 revenues. All of these customers purchase work access services.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

        The accompanying financial statements are prepared on a consolidated basis and include those assets, liabilities, revenues and expenses directly attributable to the operations of the Company. All significant intercompany balances and transactions have been eliminated.

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

        The Company rents equipment under month-to-month rental contracts and provides services under both fixed-fee and time-and-materials short-term contracts. Services provided on a fixed-fee basis are recognized over the contractual period based upon the percentage of completion method. Percentage of completion is measured by the percentage of costs incurred for work completed to total estimated costs for each contract. Any losses on contracts are recognized in full in the period it becomes evident that such losses will occur. Services provided on a time-and-materials basis are recognized when earned as services are performed.

        The Company periodically sells new scaffolding and concrete forming and shoring equipment directly to third parties. The Company recognizes revenue upon shipment and records as operating expense, the cost of the scaffolding or concrete forming and shoring equipment sold on the first-in first-out cost method. The Company periodically sells used scaffolding and concrete forming and shoring equipment to third parties, primarily to its rental customers. The Company recognizes revenue for the proceeds of such sales and records as operating expense, the net book value of the scaffolding or concrete forming and shoring equipment. Net book value is determined assuming the oldest is sold first, as the Company maintains inventory records on a group basis.

Cash and Cash Equivalents

        The Company considers all short-term deposits purchased with original maturities of three months or less to be cash equivalents.

Accrued Revenue

        Accrued revenue represents work performed which either due to contract stipulations or lacking contractual documentation requirements could not be billed. Substantially all unbilled amounts are expected to be billed and collected within one year.

Inventories

        The Company maintains minimal amounts of finished goods inventories for sales to customers. Inventories are accounted for using the first-in first-out (FIFO) cost method.

Property and Equipment

        Property and equipment (including major repairs and improvements that extend the useful life of the asset) are capitalized and stated at cost. Ordinary maintenance and repairs of equipment are charged to expense. The cost of property and equipment is depreciated over its estimated useful life on the straight-line method as follows:

Buildings	10 to 30 years
Vehicles and other equipment	3 to 8 years
Scaffolding and forming and shoring equipment	2 to 20 years
Leasehold improvements	Life of the applicable lease or life of the improvement, whichever is shorter

        For the years ended December 31, 2003, 2004 and 2005, depreciation expense was $33,838, $24,384 and $29,498, respectively.

Impairment Review Policies

        The Company accounts for its long-lived assets, excluding goodwill and tradenames, in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144), which requires the Company to assess the recoverability of these assets when events or changes in circumstances indicate that the carrying amount of the long-lived asset (group) might not be recoverable. If impairment indicators exist, the Company determines whether the projected undiscounted cash flows will be sufficient to cover the carrying value of such assets. This requires the Company to make significant judgements about the expected future cash flows of the asset group. The future cash flows are dependent on general and economic conditions and are subject to change.

        Goodwill and intangible assets with indefinite lives are not amortized but tested for impairment at the reporting unit level. SFAS 142 defines a reporting unit as an operating segment or one level below an operating segment (referred as a component). A component of a segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that segment. According, the Company performs the impairment test on goodwill and intangible assets with indefinite lives at the operating segment for its Scaffolding Services business and its Forming and Shoring Services business. These impairment tests are performed on an annual basis as of October 1 and between annual tests whenever events or circumstances indicate that the carrying value of a reporting unit's goodwill and intangible assets with indefinite lives may exceed its fair value. A discounted cash flow model is used to estimate the fair value of a reporting unit. Management must make significant judgments and estimates about future conditions to estimate future cash flows. Unforeseen events and changes in circumstances and market conditions including general economic and competitive conditions, could result in significant changes in those estimates and material charges to income.

Deferred Revenue

        Deferred revenue represents amounts billed or collected from customers in excess of revenues contractually earned. All of these amounts will be earned within one year.

Workers' Compensation and Health Benefit Liabilities

        The estimates of workers' compensation and health benefit liabilities are developed using actuarial methods based upon historical data for payment patterns, cost trends, utilization of health care services and other relevant factors. These estimates take into account incurred but not reported (IBNR) claims. These estimates are continually reviewed and adjustments, if necessary, are reflected in the period known.

Foreign Currency Translation

        The financial statements of the Company's subsidiaries outside the United States are measured using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the exchange rates as of the balance sheet date. Resulting translation adjustments are recorded in the cumulate translation adjustment account as a separate component of other comprehensive income (loss). Income and expense items are translated at average monthly exchange rates. Gains and losses from foreign currency transactions are included in net loss. The Company does not have any subsidiaries outside the United States located in highly inflationary economies.

Reclassifications

        Certain amounts have been reclassified in the 2004 consolidated balance sheets to conform to the 2005 presentation.

3.    NEW ACCOUNTING STANDARDS

SFAS No. 123 (revised 2004), "Shared-Based Payment" (SFAS 123R)

        In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS 123R which is a revision of SFAS 123, "Accounting for Stock-Based Compensation". SFAS 123R supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees", and amends SFAS 95, "Statement of Cash Flows". Generally, the approach in SFAS 123R is similar to the approach described in SFAS 123. However, SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values.

        In March 2005, the Securities and exchange Commission (SEC) issued Staff Accounting Bulletin No. 107 (SAB 107) which summarizes the views of the SEC staff regarding the interaction between SFAS 123R and certain SEC rules and regulations. SAB 107 provides guidance on several topics including: valuation methods, the classification of compensation expense, capitalization of compensation costs related to share-based payment arrangements, the accounting for income tax effects of share-based payment arrangements, and disclosures in Management's Discussion and Analysis subsequent to adoption of SFAS 123R.

        In April 2005, the SEC issued FR-74, "Amendment to Rule 4-01(a) of Regulation S-X Regarding the Compliance Date for Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payment" (FR-74). FR-74 allows companies to implement SFAS 123R at the beginning of their next fiscal year (January 1, 2006 for the Company), instead of the next reporting period that begins after June 15, 2005. FR-74 does not change the accounting required by SFAS 123R; it only changes the implementation date of the standard.

        The Company adopted Statement 123(R) using the modified-prospective method on January 1, 2006 and it will not have a material impact on the Company's financial position, results of operations or cash flows.

SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4" (SFAS 151)

        In November 2004, the FASB issued SFAS 151, which amend Accounting Research Bulletin No. 43, Chapter 4, "Inventory Pricing" (ARB 43). SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be expensed rather than capitalized as inventory. The provisions of SFAS 151 are applicable to inventory costs incurred during fiscal years beginning after June 15, 2005 (as of January 1, 2006 for the Company) with earlier application permitted. The Company implemented SFAS 151 effective January 1, 2006, and it will not have a material impact on the Company's financial position, results of operations or cash flows.

SFAS No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3" (SFAS 154)

        In May 2005, the FASB issued SFAS 154. SFAS changes the requirements for the accounting and reporting of a change in accounting principle or correction of an error. It establishes, unless impracticable, retrospective application of the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. SFAS 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The Company implemented SFAS 154 effective January1, 2006, and it will not have a material impact on the Company's financial position, results of operations or cash flows.

FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143" (FIN 47)

        In March 2005, the FASB issued FIN 47 which clarifies that the term "conditional asset retirement obligation" as used in SFAS No. 143, "Accounting for Asset Retirement Obligations" (SFAS 143), refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation, if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred, generally upon acquisition, construction, or development and/or through the normal operation of the asset. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The Company implemented FIN 47 as of December 31, 2005 and it will not have a material impact on the Company's financial position, results of operations, or cash flows.

SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments—An Amendment of FASB Statements No. 133 and 140" (SFAS 155)

        In February 2006, the FASB issued SFAS 155, which amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". SFAS 155 addresses several issues relating to accounting for financial instruments, including permitting fair value measurement of any hybrid financial instrument that contains an embedded derivative and eliminating the prohibition on a qualifying special-purpose entity from holding certain derivative instruments. SFAS 155 also provides clarification that concentrations of credit risk in the form of subordination are not embedded derivatives. SFAS 155 is effective for all financial instruments issued or acquire after the fiscal year that begins after September 15, 2006 (January 1, 2007 for the Company), with earlier application permitted. The Company has not yet determined the timing of adoption or the full impact of SFAS 155; however, it is not expected to materially impact the Company's financial position, results of operations or cash flows.

4.    ACQUISITIONS

        On July 29, 2005, the Company purchased substantially all of the operations and the net operating assets of Aluma Enterprises, Inc. ("Aluma"), as defined by the terms of the Asset Purchase Agreement dated May 19, 2005. The purpose of the transaction was to expand the Company's market position in Canada and obtain entry into the forming and shoring business. The results of Aluma are included in the Company's consolidated financial statements from the date of the acquisition.

        The purchase price paid for this acquisition was as follows:

Cash paid	$211,189
Direct acquisition costs	6,078

$217,267
Liabilities assumed	23,814

Total purchase price	$241,081

        Included in the total purchase price is $4.5 million of severance related costs, change in control payments to two former Aluma executives and estimated exit costs related to two existing Aluma facility leases which the Company determined, prior to the acquisition, it would not use. The affected employees were notified of their termination concurrent with the closing of the transaction and payments for the severance related costs were made on the date of the acquisition. The change in control payments assumed by the Company were earned by former Aluma executives that have accepted executive positions with the Company.

        The acquisition was principally financed through borrowings under the Company's amended and restated secured credit facility (Note 10) and through the issuance of the Company's redeemable preferred stock (Note 11).

        The Company obtained an independent third-party valuation of tangible and identifiable intangible assets, which consists of patents, trademarks and customer relationships. The excess of the total purchase price over the fair value of the assets acquired, including the value of the identifiable intangible assets, has been allocated to goodwill. These fair values are based on preliminary information and are subject to change.

        The following table presents the estimated fair values of the assets acquired and the amount allocated to goodwill:

Current assets		$39,894
Property and equipment		114,515
Identifiable intangible assets:
Customer relationships	$30,753
Patents	280
Trademarks	11,585

		42,618

Total fair value of assets acquired		$197,027
Goodwill		44,054

Total purchase price		$241,081

        All of the goodwill arising in the Aluma acquisition has been assigned to the work access services segment.

        The Company is amortizing customer relationships over twelve years and patents over the life of the related patent. Trademarks will not be amortized as this intangible asset has an indefinite life.

        The following unaudited pro forma information assumes the acquisition occurred as of the beginning of each period presented. The pro forma results are not necessarily indicative of what actually would have occurred had the acquisition been in effect for the periods presented. In addition, they are not intended to be a projection of future results that may be achieved from the combined operations.

	December 31, 2003	December 31, 2004	December 31, 2005
Revenue	517,177	545,345	638,368
Operating expense	391,837	398,893	482,114

Gross profit	125,340	146,452	156,254
Selling and administrative expenses	98,343	110,733	126,106
Non-cash compensation	—	233	1,388

Operating income	26,997	35,486	28,760
Interest expense, net	44,587	45,525	47,630
Foreign currency transaction gain	(7,396)	(3,235)	(1,977)
Loss on interest rate and foreign currency swaps	—	—	1,288
Preferred stock dividend expense	5,841	5,841	5,841

Loss before provision for taxes	(16,035)	(12,645)	(24,022)
Benefit for income taxes	(2,824)	(1,506)	(3,996)

Net loss	(13,211)	(11,139)	(20,026)

        On June 1, 2004, the Company purchased the assets of Levitator, Inc., a commercial scaffolding company, for an aggregate purchase price of $1.0 million in cash and a $0.4 million note payable. The price was allocated to the assets and liabilities assumed, based on relative fair values. In connection with the acquisition, the Company recorded goodwill of $0.2 million based upon the allocation of the purchase price. The acquisition has been included in the financial statements from the date of the acquisition.

5.    OTHER CURRENT ASSETS

        Other current assets consists of the following at December 31:

	2004	2005
Prepaid expenses	$3,608	$4,708
Inventory	3,978	7,487
Other	212	399

	$7,798	$12,594

6.    ALLOWANCE FOR DOUBTFUL ACCOUNTS

        As of December 31, 2004 and 2005, the Company's accounts receivable are recorded at the amounts invoiced to customers less an allowance for doubtful accounts. Management estimates the allowance based on a review of the portfolio taking into consideration historical collection patterns, the economic climate, and aging statistics based on contractual due dates. Accounts are written off once collection efforts are exhausted.

        Activity in the allowance for doubtful accounts for the three year period ended December 31, 2005 is as follows:

	For the Year Ended December 31, 2003	For the Year Ended December 31, 2004	For the Year Ended December 31, 2005
Balance at beginning of year	$1,326	$1,365	$1,605
Additions charged to operating expenses	1,560	1,469	3,007
Acquisition of Aluma	—	—	3,539
Impact of foreign currency translation	—	—	127
Net write-offs	(1,521)	(1,229)	(1,914)

Balance at end of year	$1,365	$1,605	$6,364

7.    GOODWILL

        Goodwill represents the amount paid in connection with the Transaction and acquisitions (see Note 4) in excess of the fair value of the identifiable net assets acquired. The Company completed its annual required impairment test as of October 1, 2005, and in doing so determined that goodwill was not impaired. The Company used the present value of expected future cash flows to estimate fair value. The Company must make significant judgements about future conditions to estimate future cash flows. Unforeseen events and changes in circumstances and market conditions including general economic and competitive conditions, could result in significant changes in those estimates and material charges to income. All goodwill has been assigned to the work access services business segment. Changes in the carrying amount of goodwill for the years ended December 31, 2004 and 2005 are as follows:

Balance at December 31,2003	$248,347
Goodwill acquired	179
Reclassifications	(1,201)

Balance at December 31, 2004	247,325
Goodwill acquired	44,054
Foreign currency translation	1,222

Balance at December 31, 2005	$292,601

        Reclassifications represent opening balance adjustments between goodwill and deferred taxes.

        Approximately $35.9 million of the goodwill recorded at December 31, 2005 is amortizable over fifteen years for tax purposes.

8.    OTHER ASSETS AND INTANGIBLES

        Other assets and intangibles consists of the following at December 31:

	2004	2005
Deferred financing costs, net of accumulated amortization of $2,909 in 2004 and $4,608 in 2005	$10,736	$14,633
Customer relationships	43,794	70,630
Trade names	13,514	25,566
Patents	—	281
Non-compete agreement	286	210
Other	42	127

	$68,372	$111,447

        In connection with the issuance of its credit facility (Note 10), the $150.0 million, 12% Senior Subordinated Notes (Note 10), the $35.0 million, 13%, pay-in-kind notes (Note 10) and the redeemable preferred stock (Note 11), the Company incurred financing fees and expenses that were deferred and are being amortized over the lives of the individual debt instruments. For the years ended December 31, 2003, 2004 and 2005, amortization expense relating to these deferred financing costs was $1,109, $1,419 and $1,699, respectively.

        Customer relationships, trade names and patents were recorded at their fair values as a result of the Transaction and the acquisition of Aluma. The fair values assigned to customer relationships, trade names and patents were based on the future discounted cash flows that are expected to result from the respective intangible existing at the date of the respective transaction. Customer relationships are being amortized over twelve years. Amortization expense relating to customer relationships for the years ended December 31, 2003, 2004 and 2005, was $4,492, $4,492 and $5,614, respectively. Trade names are not amortized as this type of intangible asset has an indefinite life. Patents are amortized over the life of the respective patent. Amortization expense related to patents was $7 in 2005. Amortization expense related to the non-compete agreements was $174, $60 and $76 for the years ended December 31, 2003, 2004 and 2005, respectively.

        The following summarizes the balances of intangibles as of December 31, 2004 and 2005:

	December 31, 2004			December 31, 2005
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizable intangible assets:
Customer relationships	$53,900	$(10,106)	$43,794	$86,355	$(15,725)	$70,630
Non-compete agreement	1,357	(1,071)	286	1,357	(1,147)	210
Patents	—	—	—	288	(7)	281
Unamortizable intangible assets:
Trade names	13,514	—	13,514	25,566	—	25,566

        Aggregate amortization expense for the years ended December 31, 2003, 2004 and 2005 was $4,665, $4,552, and $5,697, respectively. Estimated amortization expense for the next five years is as follows:

2006	$7,275
2007	7,275
2008	7,275
2009	7,239
2010	7,196

9.    ACCOUNTS PAYABLE AND ACCRUED EXPENSES

        The major components of accounts payable and accrued expenses as of December 31, 2004 and 2005, are as follows:

	2004	2005
Accounts payable	$6,728	$21,638
Payroll and related accruals	7,859	24,979
Workers' compensation and health benefit liabilities	14,402	16,029
Accrued interest	3,957	4,785
Other	4,318	12,154

	$37,264	$79,585

10.    LONG-TERM DEBT

        At December 31, 2004 and 2005, long-term debt consisted of the following:

	2004	2005
Credit Facility, due 2009	$102,615	$—
Amended Credit Facility, due 2012	—	288,959
12% Senior Subordinated Notes, due 2012	150,000	150,000
13% Intermediate Subordinated Notes, due 2013	46,249	52,457

	298,864	491,416
Less—
Current maturities	1,047	2,904
Unamortized discount	7,350	6,818

	$290,467	$481,694

        On July 29, 2005, the Company amended and restated its existing credit facility with Credit Suisse (formerly known as Credit Suisse First Boston, acting through its Cayman Islands Branch), as administrative agent, and other institutions, to provide for supplemental term loans in the aggregate principal amount of $185 million. As amended and restated, the credit facility consists of $287.0 million in aggregate principal amount of term loans, a letter of credit facility of $20 million, a synthetic letter of credit facility of $15 million and a revolving credit facility of $50 million. The supplemental term loan included $57 million of debt in Canadian dollar equivalents.

        Indebtedness under the credit facility for US dollar loans bears interest at a floating rate based upon (i) the Base Rate (as defined in the credit agreement) in each case, plus 2.25%, in the case of revolving loans, 2.75%, in the case of letter of credit facility loans, or 2.00%, in the case of synthetic letter of credit facility loans and term loans, or, at our option, (ii) the LIBOR Rate (as defined in the credit agreement) for one, two, three or six month period, (or a nine or twelve month period if, at the time of the relevant LIBOR Rate Loan, all Lenders participation therein agree to make an interest period of such duration available) plus 3.50%, in the case of revolving loans, 4.00%, in the case of letter of credit facility loans or 3.00%, in the case of synthetic letter of credit facility loans and term loans. Indebtedness under the credit facility for Canadian dollar loans bears interest at (i) in the case of Canadian prime rate loans, a floating rate based upon the Canadian Prime Rate (as defined in the credit agreement), plus 2.25% or, at our option, (ii) in the case of bankers' acceptance loans, Brand will pay a fee at the rate of 3.25% calculated on the basis of a year of 365 days on the face amount at maturity (or the principal amount in the case of a bankers' acceptance equivalent loan) of such bankers' acceptance for the period from and including the date of acceptance (or advance in the case of a bankers' acceptance equivalent loan) of such bankers' acceptance to but excluding the maturity date of such bankers' acceptance. The interest period for bankers' acceptance loans is a 30, 60, 90 or 180 day period (in each case subject to availability). The interest rate for loans under the revolving credit facility and the letter of credit facility is subject to adjustment on a quarterly basis, based on the ratio of our consolidated debt to EBITDA (as defined).

        The revolving facility will mature in October 2008. The Company had no borrowings under the revolving facility at December 31, 2005. The term loan will mature in January 2012. The term loan is subject to quarterly amortization payments of $726, with the balance payable in equal installments on the maturity date. In addition, the credit agreement will provide for mandatory repayments, subject to certain exceptions, of the term loan based on certain asset sales, the net proceeds of certain debt and equity issuances, excess cash flow and insurance proceeds.

        The amended credit agreement contains financial and operating covenants, including among other things, that the Company maintain certain financial ratios, and imposes limitations on the Company's ability to make capital expenditures, to incur indebtedness, and to pay dividends. The Company was in compliance with all loan covenants at December 31, 2005.

        In 2002 Brand issued $150.0 million of 12%, Senior Subordinated Notes (the "Senior Notes") due in 2012, with interest payable semi-annually. The Senior Notes were issued at a discount of $4,216 and are subordinated to the Credit Facility (the "Credit Facility"). Amortization expense related to the discount on the Senior Notes for the years ended December 31, 2003, 2004 and 2005 was $241, $271 and $305, respectively.

        Brand also issued $35.0 million of 13%, pay-in-kind notes (the "Intermediate Notes") that are subordinated to the Credit Facility and rank equally with the Senior Notes. The Intermediate Notes were issued at a discount of $4,098. Amortization expense related to the discount on the Intermediate Notes for the years ended December 31, 2003, 2004 and 2005 was $171, $197 and $228, respectively. The Intermediate Notes are "pay-in-kind" notes due to restrictions on interest payments in the Credit Facility. Accretion of interest on the Intermediate Notes for the years ended December 31, 2003, 2004 and 2005 was $4,675, $5,611 and $6,208, respectively.

        Maturities of long-term debt as of December 31, 2005, are as follows:

Year
2006	$2,904
2007	2,904
2008	2,904
2009	2,904
2010	2,904
Thereafter	476,896

$491,416

11.    REDEEMABLE PREFERRED STOCK

        On July 29, 2005, the Company issued and sold to J.P. Morgan Partners Global Investors, L.P., J.P. Morgan Partners Global Investors (Cayman), L.P., J.P. Morgan Partners Global Investors A, L.P., J.P. Morgan Partners Global Investors (Cayman) II, L.P., J.P. Morgan Partners (BHCA), L.P. and J.P. Morgan Partners Global Investors (Selldown), L.P. $30.0 million aggregate liquidation value of its Series A Preferred Capital Stock.

        Dividends on the preferred stock accrue cumulatively on a daily basis at a rate of 18% per annum (computed on the basis of a 360-day year of twelve 30-day months) on the liquidation value of the preferred stock. The dividend rate will increase (a) by 0.25% each quarter after the occurrence of certain events of default, up to a maximum rate of 20.0% per annum and (b) to 20% per annum after a default in any payment due on the preferred stock.

        The preferred stock is required to be redeemed by Brand Energy & Infrastructure Services, Inc. on October 16, 2014 at their liquidation value or upon the occurrence of a change of control at 101% of their liquidation value. Prior to July 1, 2008, the preferred stock may be redeemed at the option of Brand Energy & Infrastructure Services, Inc. at a redemption price equal to the sum of the present values of 109% of the aggregate liquidation value of the preferred stock to and including July 1, 2008, discounted to the date of redemption on a quarterly basis (assuming a 360-day year consisting of twelve 30-day months) at the U.S. Treasury rate plus 50 basis points, together with, in each case, accrued and unpaid dividends, if any at redemption date.

        After July 1, 2008, the preferred stock may be redeemed at the option of Brand Energy & Infrastructure Services, Inc., at the following redemption prices (expressed as percentages of the liquidation value thereof), plus, in each case, accrued and unpaid dividends to the date of redemption, if any:

Period in which redemption occurs	Percentage
July 1, 2008 through (and including) June 30, 2009	109%
July 1, 2009 through (and including) June 30, 2010	104.5%
July 1, 2010 through (and including) June 30, 2011	102.25%
Thereafter	100%

        Because the preferred stock has mandatory redemptions terms, it is accounted for as a long-term liability and the related accrued dividends are recorded as preferred stock dividend expense.

12.    COMMITMENTS AND CONTINGENCIES

        In the ordinary course of conducting its business, the Company becomes involved in various pending claims and lawsuits. These primarily relate to employee matters. The outcome of these matters is not presently determinable; however, in the opinion of management, based on the advice of legal counsel, the resolution of these matters is not anticipated to have a material adverse effect on the financial position or results of operations of the Company.

13.    FINANCIAL INSTRUMENTS

Off-Balance Sheet Risk

        As security for the Company's performance under its self-insurance obligations and to insurers, the Company is contingently liable under letters of credit in the amounts of $34.5 million and $34.3 million at December 31, 2004 and 2005, respectively. These letters of credit generally have no scheduled expiration date. The Company pays fees to various banks that range from 3.25% to 4.25% per annum of their face value. If the Company were required to replace its outstanding letters of credit as of December 31, 2005, it is the Company's opinion that the replacement cost would not vary significantly from the present fee structure.

Derivative Instruments and Hedging Activities

        In order to mitigate the interest rate risk related to changes on its variable rate debt, during 2005 the Company entered into two interest rate swap agreements. Under these agreements, the Company will pay fixed interest rates for three years and will receive floating interest rate payments based on the U.S. 90 day LIBOR and 90 day Canadian bankers acceptances. During years one and two the notional amounts of the U.S. Dollar swap is $50 million and reduces to $25 million in the final year of the agreement, while the notional amount of the Canadian dollar swap is $35 million in years one and two, reducing to $17.5 million in the final year of the agreement

        Foreign currency exposures arise from transactions denominated in a currency other than the U.S. dollar. As a result of the Company's purchase of substantially all of the operations and the net operating assets of Aluma effective July 29, 2005, the Company is subject to foreign currency risk associated with its Canadian investment. In order to mitigate the Company's exposure to changes in the value of the Canadian dollar due to its investment in Aluma, during 2005 the Company entered into an $80 million U.S. dollar / Canadian dollar currency swap for a period of three years. The notional amount of the swap is $80 million during years one and two and reduces to $40 million during the final year of the agreement.

        The Company did not elect to treat these swap agreements as hedges under SFAS 133 and so mark-to-market gains and losses were recognized in net loss. For the year ended December 31, 2005, the Company recognized a mark-to-market gain of $0.2 million on its interest rate swaps and a mark-to-market loss of $1.5 million on its foreign currency swaps. The fair value of the interest rate swaps and foreign currency swaps were recorded in other current assets and other current liabilities, respectively, at December 31, 2005.

Fair Value of Financial Instruments

        The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

          Notes Receivable—Recorded amounts of notes receivable approximate their fair value.

          Interest Rate and U.S. Dollar/Canadian dollar currency swaps—Fair value quotes from brokers.

          Term Loans—The carrying amounts of the term loans approximate their fair value because such loans carry variable interest rates.

          Notes Payable and Capital Lease Obligations—Recorded amounts of the notes payable and capital lease obligations approximate their fair value.

          12% Senior Subordinated Notes—The fair value of the Senior Notes is based upon market rates obtained from dealers.

          13% Intermediate Notes—The carrying value of the Intermediate Notes approximates fair value.

        The carrying amounts and fair values of the Company's financial instruments at December 31, 2004 and 2005, are as follows:

	2004		2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Notes receivable	$218	$218	$57	$57
Interest rate swaps	—	—	231	231
Currency swaps	—	—	(1,519)	(1,519)
Term loans	102,615	102,615	288,959	288,959
Notes payable and capital lease obligations	777	777	828	828
12% Senior Subordinated Notes (a)	150,000	168,000	150,000	157,500
13% Intermediate Notes (a)	46,249	46,249	52,457	52,457

(a)
Excludes discount.

14.    SCAFFOLDING EQUIPMENT WRITE-OFF

        In the fourth quarter of 2005, the Company initiated a physical inventory of its scaffolding equipment and reconciled the results of the physical inventory to the amounts recorded in the Company's books and records. As a result, the Company identified $14.0 million of scaffolding equipment assets that no longer physically existed.

        The cause of the $14.0 million in non-existing scaffolding equipment assets was largely attributable to deficiencies in internal controls over two types of transactions: (i) transfers of scaffolding equipment between Company locations and their subsequent dispositions were not recorded properly in the Company's perpetual scaffolding equipment records, and (ii) the Company did not perform periodic comprehensive reconciliations of its perpetual scaffolding equipment records to amounts recorded in the Company's fixed asset system and other books and records. These internal control issues represented a material weakness in the Company's system of internal controls which led to inaccurate recording of these types of scaffolding equipment transactions. Due to the number of transactions, passage of time since many of these transactions have occurred, and the deficiencies in the documentation and controls over these activities, the Company could not specifically identify or allocate the scaffolding equipment asset write-offs to distinct fiscal years with any certainty. Accordingly, the full amount of the scaffolding equipment asset write-offs are recorded as a non-cash charge in the fourth quarter of 2005.

        The Company has taken corrective actions to institute new policies and procedures for the tracking of scaffolding equipment disposals and transfers between Company locations and the reconciliation of physical quantities to the Company's books and records. In addition, the Company has adopted a new policy to periodically conduct physical inventories of these assets at each location at least once a year.

15.    EMPLOYEE BENEFIT PLAN

        The Company sponsors the Brandshare 401(k) Savings Plan and Profit Sharing Plan ("401(k) Plan"). Substantially all employees are eligible to participate in the Plan, after one year of service. Participants may elect to defer 1% to 25% of their salary, up to the Internal Revenue Service limitation. The Company, at its sole discretion, may make matching contributions to the 401(k) Plan. For the years ended December 31, 2003, 2004 and 2005, the Company expensed $555, $547 and $609, respectively, for contributions to the 401(k) Plan.

16.    STOCK BASED EMPLOYEE COMPENSATION

        Subsequent to the Transaction, the LLC adopted a Management Equity Incentive Program (the "Management Equity Incentive Program"). Under this program, employees of Brand are eligible to participate in both a time-based equity incentive program and a performance-based equity incentive program to be granted, at no cost to the individual, Class C units and Class C-1 units of the LLC which allow the employee to share in the proceeds of certain liquidity events (as defined by the LLC operating agreement). Under the time-based equity incentive program, for so long as a member of management remains employed by Brand, and subject to an accelerated vesting in the event of certain liquidity events, the time-based incentive units issued to each employee vest over a five-year period. Under the performance-based equity incentive program, the number of outstanding performance-based units that will vest upon the occurrence of a liquidity event will be determined by comparing the net equity valuation of Brand to certain net equity valuation targets agreed to between management and the LLC. In the event that no liquidity event occurs prior to December 31, 2009, the number of the outstanding performance-based units that vest on that date will be determined by the fair market value of the LLC on that date.

        Beginning in April 2003, certain members of the Company's management team were offered the opportunity to acquire 100%-vested Class B units of the LLC, at the fair market value on date of grant, through a leveraged co-investment loan. As in the case of the Class C and Class C-1 units, Class B units allow the employee to share in the proceeds of certain liquidity events (as defined by the LLC operating agreement). These co-investment loans are limited recourse loans, bear interest at the rate of 3.27%, and mature on April 15, 2011. For financial reporting purposes, these management loans are recorded in the LLC financial statements; however, the related stock compensation expense is recorded on the Company's books and records, as applicable.

        The following table summarizes activity related to Class C, Class C-1 and co-leveraged Class B units of the LLC awarded to the employees of Brand for the years ended December 31, 2003, 2004 and 2005:

	Time-Based Class C Units	Performance Based Class C Units	Time-Based Class C-1 Units	Performance Based Class C-1 Units	Co-leveraged Class B Units
Outstanding at December 31, 2002	195,142	1,170,854	—	—	—
Units awarded in 2003	94,500	578,780	—	—	287,145

Outstanding at December 31, 2003	289,642	1,749,634	—	—	287,145
Units awarded in 2004	14,995	92,115	—	—	3,750
2004 Forfeitures	(10,780)	(64,500)	—	—	(6,750)

Outstanding at December 31, 2004	293,857	1,777,249	—	—	284,145
Units awarded in 2005	143,590	682,955	75,000	649,110	—
2005 Forfeitures	(31,074)	(896,581)	—	(64,644)	(8,750)
Performance-based Class C units converted to performance-based C-1 units	—	(332,932)	—	332,932	—

Outstanding at December 31, 2005	406,373	1,230,421	75,000	917,398	275,395

        In addition, the Company granted 7,375 Class A units and 300,988 Class B units in 2005. As in the case of the Class B, Class C and Class C-1 units, Class A units allow the employee to share in the proceeds of certain liquidity events (as defined by the LLC operating agreement).

        Effective January 1, 2004, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation". The Company selected the modified prospective transition method under the provisions of SFAS

No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," which requires expensing options prospectively, beginning in the year of adoption. The Company expensed $0.2 million and $1.4 million for years ended December 31, 2004 and 2005, respectively, recorded in the caption Non-cash compensation.

        Prior to 2004, the Company accounted for stock-based compensation under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. For the year ended December 31, 2003, no stock-based employee compensation expense was recorded. The following table illustrates the effect on net income (loss) if the fair value based method had been applied to all outstanding and unvested awards in each period:

	Year Ended December 31, 2003	Year Ended December 31, 2004	Year Ended December 31, 2005
Net income (loss) as reported	$(5,841)	$(6,806)	$(14,456)
Add: stock based compensation expense included in reported net income (loss)	—	233	1,388
Less: stock based employee Compensation under the requirements of SFAS 123	(802)	(233)	(1,388)

Pro forma net income (loss)	$(6,643)	$(6,806)	$(14,456)

        The following table summarizes the weighted fair value of Class C, Class C-1 and co-leveraged Class B units of the LLC awarded to the employees of Brand for the years ended December 31, 2003, 2004 and 2005:

	Time-Based Class C Units	Performance Based Class C Units	Time-Based Class C-1 Units	Performance Based Class C-1 Units	Co-leveraged Class B Units
Outstanding at December 31, 2002	$2.49	$2.49	$—	$—	$—
Units awarded in 2003	2.23	2.23	—	—	2.23

Outstanding at December 31, 2003	$2.41	$2.40	$—	$—	$2.23
Units awarded in 2004	1.45	1.45	—	—	1.45
2004 Forfeitures	2.49	2.49	—	—	2.23

Outstanding at December 31, 2004	$2.35	$2.35	$—	$—	$2.22
Units awarded in 2005	1.54	1.57	2.16	2.30	—
2005 Forfeitures	2.49	2.49	—	2.49	1.90
Performance-based Class C units converted to performance-based C-1 units	—	2.49	—	3.49	—

Outstanding at December 31, 2005	$2.05	$1.78	$2.16	$2.72	$2.23

        The fair value of each award was estimated on the date of grant using a binomial option pricing model and the following assumptions:

	Year Ended December 31, 2003	Year Ended December 31, 2004	Year Ended December 31, 2005
Average risk-free interest rate	3.27%	3.67%	3.83%
Expected dividend yield	0.00%	0.00%	0.00%
Expected volatility	55.98%	53.66%	51.39%
Expected Life (years)	5	5	3.5

        Time based Class C and C-1 units vest over a period of five years. The Company estimates that approximately 16.67% of the performance based Class C and C-1 units will vest in accordance with the terms of the LLC agreement.

        No awards have been exercised or expired since inception. Expense for time-based awards is being recorded over a graded vesting schedule, while expense for performance based awards is being recorded over a straight-line vesting schedule. Based on the awards outstanding at December 31, 2005, estimated non-cash compensation expense for the next five years is as follows:

2006	$275
2007	231
2008	186
2009	163
2010	—

17.    LEASE OBLIGATIONS

        The Company leases a portion of its operating and office facilities under operating leases. For the years ended December 31, 2003, 2004 and 2005, rent expense was $3,066, $3,173 and $5,822, respectively.

        The future minimum lease payments under noncancelable operating leases as of December 31, 2005 are as follows:

Year
2006	$6,136
2007	4,392
2008	2,511
2009	1,819
2010	787
Thereafter	1,515

$17,160

18.    INCOME TAXES

        Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred income taxes are not provided on undistributed earnings of the Company's foreign subsidiary because those earnings are considered to be permanently invested. If these amounts were not considered indefinitely reinvested, additional deferred taxes of approximately $2.7 million would have been provided.

        For the years ended December 31, 2003, 2004 and 2005, income (loss) before provisions for income tax was as follows:

	For the Year Ended December 31, 2003	For the Year Ended December 31, 2004	For the Year Ended December 31, 2005
United States	$(4,577)	$(9,532)	$(23,906)
Foreign	(3,485)	306	6,717

	$(8,062)	$(9,226)	$(17,189)

        For the years ended December 31, 2003, 2004 and 2005, the provision (benefit) for income taxes consisted of the following:

	For the Year Ended December 31, 2003	For the Year Ended December 31, 2004	For the Year Ended December 31, 2005
Current:
Current domestic tax	$850	$616	$323
Current foreign tax (benefit)	211	2,636	780

Total Current	1,061	3,252	1,103

Deferred:
Deferred domestic tax (benefit)	(2,613)	(5,987)	(6,557)
Deferred foreign tax (benefit)	(669)	315	2,721

Total Deferred	(3,282)	(5,672)	(3,836)

Provision (benefit) for income taxes	$(2,221)	$(2,420)	$(2,733)

        The reconciliation of the statutory federal income tax expense (benefit) on the Company's pretax income (loss) to the actual provision (benefit) for income taxes follows:

	For the Year Ended December 31, 2003	For the Year Ended December 31, 2004	For the Year Ended December 31, 2005
Statutory federal income taxes	$(2,741)	$(3,137)	$(5,844)
State and local taxes, net of federal	561	406	(31)
Foreign tax rate differential	(314)	(199)	825
Preferred stock dividends expense	—	—	814
Interest expense disallowance	—	491	763
Non-cash compensation	—	—	472
Other	273	19	268

Provision (benefit) for income Taxes	$(2,221)	$(2,420)	$(2,733)

        The components of the net deferred income tax liability as of December 31, 2004 and 2005 are as follows:

	2004	2005
Deferred tax assets:
Accrued liabilities	$10,996	$13,121
Net operating loss carryforward	38,998	38,581
Other	—	776

Deferred tax assets	49,994	52,478

Deferred tax liabilities:
Property and equipment	(48,490)	(46,311)
Intangibles	(23,804)	(24,632)
Other	(246)	(91)

Deferred tax liabilities	(72,540)	(71,034)

Deferred income tax liability, net	$(22,546)	$(18,556)

        The Company records a valuation allowance when it is more likely than not that some portion or all of the deferred income tax assets will not be realized. At December 31, 2005, the Company had net operating loss carryforwards, for federal income tax purposes, of $97 million which expire in various years between 2012 and 2023. A majority of the net operating loss carryforwards are subject to an annual limitation under Internal Revenue Code Section 382.

19.    RELATED-PARTY TRANSACTIONS

        In connection with the 2005 acquisition of Aluma, JPMP received a financial advisory fee of $2.0 million. In connection with the 2005 issuance of the Company's redeemable preferred stock, JPMP received a placement fee of $0.6 million.

20.    INFORMATION BY SEGMENT AND GEOGRAPHIC AREA

        The Company reports information about its operating segment using the "management approach" in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). This approach is based upon the way management organizes and reports the segments within the enterprise for making operating decisions and assessing performance. The Company's reportable segments are identified based upon differences in products, services and markets served. There were no significant inter-segment sales.

        Prior to the acquisition of the assets and operations of Aluma in July 2005, the Company operated in one business segment, providing work access services primarily to refining, petrochemical, chemical, utility and pulp and paper industries, and to a lesser extent general commercial clients.

        As a result of the acquisition of the operations of Aluma, the Company commenced operations in a second business segment, providing engineered concrete forming and shoring solutions for complex concrete construction projects ranging from pre-engineered technology systems to custom-designed formwork and shoring solutions to meet specific customer needs.

	Year Ended December 31, 2003		Year Ended December 31, 2004		Year Ended December 31, 2005
	Revenues	Operating Income	Revenues	Operating Income	Revenues	Operating Income
Work access services	$347,737	$24,389	$333,954	$24,163	$452,202	$19,995
Concrete forming and shoring services	—	—	—	—	39,366	4,821

	$347,737	$24,389	$333,954	$24,163	$491,376	$24,276

	Total Assets at December 31,			Depreciation and Amortization Expense
	2003	2004	2005	2003	2004	2005
Work access services	$590,659	$567,575	$725,636	$38,503	$28,935	$31,686
Concrete forming and shoring services	—	—	97,435	—	—	3,509

	$590,659	$567,575	$823,071	$38,503	$28,935	$35,195

	Capital Expenditures
	2003	2004	2005
Work access services	$11,921	$14,092	$26,449
Concrete forming and shoring services	—	—	8,770

	$11,921	$14,092	$35,219

        The table below reconciles segment operating income to consolidated pretax loss:

	December 31, 2003	December 31, 2004	December 31, 2005
Segment operating income	$24,389	$24,163	$24,276
Interest expense	32,718	33,673	40,803
Interest income	(267)	(284)	(252)
Loss on interest rate and foreign currency swaps	—	—	1,288
Foreign currency transaction gain	—	—	(2,712)
Preferred stock dividend expense	—	—	2,338

Consolidated pretax loss	$(8,062)	$(9,226)	$(17,189)

        Information by geographic areas is as follows:

	Revenues Derived From Unaffiliated Customers for the Year Ended December 31,			Net Property, Plant and Equipment at December 31,
	2003	2004	2005	2003	2004	2005
United States	$335,279	$314,324	$384,883	$165,644	$155,468	$189,717
Foreign	12,458	19,630	106,493	13,315	14,225	86,903

	$347,737	$333,954	$491,376	$178,959	$169,693	$276,620

21.    SUPPLEMENTAL CONSOLIDATING INFORMATION

        The 12% Senior Notes, which are an obligation of Brand Services, Inc. are fully and unconditionally guaranteed on a senior subordinated, joint, and several basis by the other domestic subsidiaries of Brand Energy & Infrastructure Services, Inc. (which are all 100% owned by Brand Energy & Infrastructure Services, Inc.) and by Brand Energy & Infrastructure Services, Inc. Supplemental consolidating information of Brand Energy & Infrastructure Services, Inc., Brand Services, Inc., the guarantor subsidiaries, and its foreign non-guarantor subsidiary is presented below. Investments in subsidiaries are presented on the equity method of accounting. Separate financial statements are not provided because management has concluded that the summarized financial information below provides sufficient information to allow investors to separately determine the nature of the asset held by and the operations of the guarantor and non-guarantor subsidiaries.

BRAND ENERGY & INFRASTRUCTURE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

BRAND ENERGY & INFRASTRUCTURE SERVICES, INC.
Condensed Consolidating Balance Sheet
December 31, 2004

	Brand Services, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiary	Brand Energy & Infrastructure Services, Inc.	Adjustments and Eliminations	Brand Energy & Infrastructure Services, Inc. Consolidated
Assets
Current Assets:
Cash and cash equivalents	$13,336	$—	$1,525	$—	$(453)	$14,408
Trade accounts receivable	—	53,851	4,013	—	—	57,864
Accrued revenue	—	1,967	148	—	—	2,115
Other current assets	2,880	4,550	368	—	—	7,798
Due from affiliates	31,648	1,649	—	—	(33,297)	—

Total current assets	47,864	62,017	6,054	—	(33,750)	82,185

Property and Equipment:
Land	—	866	417	—	—	1,283
Buildings and leasehold improvements	13	3,080	425	—	—	3,518
Vehicles and other equipment	6,726	17,866	4,498	—	—	29,090
Scaffolding equipment	179,859	—	15,497	—	—	195,356

	186,598	21,812	20,837	—	—	229,247
Less accumulated depreciation and amortization	41,650	11,292	6,612	—	—	59,554

	144,948	10,520	14,225	—	—	169,693
Due from affiliates	9,750	—	—	46,752	(56,502)	—
Deferred tax asset	—	—	—	2,375	(2,375)	—
Investment in subsidiaries	—	—	—	206,481	(206,481)	—
Goodwill	247,325	—	—	—	—	247,325
Intangibles and other assets	67,465	—	—	907	—	68,372

Total assets	$517,352	$72,537	$20,279	$256,515	$(299,108)	$567,575

BRAND ENERGY & INFRASTRUCTURE SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

BRAND ENERGY & INFRASTRUCTURE SERVICES, INC.
Condensed Consolidating Balance Sheet
December 31, 2004

	Brand Services, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiary	Brand Energy & Infrastructure Services, Inc. Consolidated	Adjustments and Eliminations	Brand Energy & Infrastructure Services, Inc. Consolidated
Liabilities and Stockholder's Equity (Deficit)
Current Liabilities:
Revolving loan	$—	$—	$—	$—	$—	$—
Current maturities of long-term debt	1,047	—	—	—	—	1,047
Notes payable and capital lease obligations, current portion	265	85	—	—	—	350
Accounts payable and accrued expenses	27,532	6,397	3,788	—	(453)	37,264
Deferred revenue	—	1,514	—	—	—	1,514
Due to affiliates	1,649	25,109	6,539	—	(33,297)	—

Total current liabilities	30,493	33,105	10,327	—	(33,750)	40,175
Long-term debt	247,912	—	—	42,555	—	290,467
Notes payable and capital lease obligations	336	91	—	—	—	427
Deferred income taxes	21,882	4	3,035	—	(2,375)	22,546
Due to affiliates	46,752	—	9,750	—	(56,502)	—
Total stockholder's equity (deficit)	169,977	39,337	(2,833)	213,960	(206,481)	213,960

Total liabilities and stockholder's equity (deficit)	$517,352	$72,537	$20,279	$256,515	$(299,108)	$567,575

BRAND ENERGY & INFRASTRUCTURE SERVICES, INC.
Condensed Consolidating Balance Sheet
December 31, 2005

	Brand Services, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiary	Brand Energy & Infrastructure Services, Inc.	Adjustments and Eliminations	Brand Energy & Infrastructure Services, Inc. Consolidated
Assets
Current Assets:
Cash and cash equivalents	$355	$1,291	$4,933	$—	$(269)	$6,310
Trade accounts receivable	—	86,961	30,246	—	—	117,207
Accrued revenue	—	5,560	732	—	—	6,292
Other current assets	3,159	5,675	3,760	—	—	12,594
Due from affiliates	32,269	5,469	—	—	(38,007)	—

Total current assets	35,783	104,956	39,671	—	(38,007)	142,403

Property and Equipment:
Land	—	2,260	2,930	—	—	5,190
Buildings and leasehold improvements	45	4,045	2,188	—	—	6,278
Vehicles and other equipment	7,595	19,531	2,871	—	—	29,997
Scaffolding equipment	173,047	49,250	87,090	—	—	309,387

	180,687	75,086	95,079	—	—	350,852
Less accumulated depreciation and amortization	49,584	16,472	8,176	—	—	74,232

	131,103	58,614	86,903	—	—	276,620
Due from affiliates	113,221	—	—	53,270	(166,491)	—
Deferred tax asset	—	—	—	2,375	(2,375)	—
Investment in subsidiaries	110,716	—	159,734	229,524	(449,974)	—
Goodwill	247,325	6,976	38,300	—	—	292,601
Intangibles and other assets	66,276	3,296	40,451	1,424	—	111,447

Total assets	$704,424	$173,842	$365,059	$286,593	$(706,847)	$823,071

BRAND ENERGY & INFRASTRUCTURE SERVICES, INC.
Condensed Consolidating Balance Sheet
December 31, 2005

	Brand Services, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiary	Brand Energy & Infrastructure Services, Inc.	Adjustments and Eliminations	Brand Energy & Infrastructure Services, Inc. Consolidated
Liabilities and Stockholder's Equity (Deficit)
Current Liabilities:
Revolving loan	$—	$—	$—	$—	$—	$—
Current maturities of long-term debt	2,904	—	—	—	—	2,904
Notes payable and capital lease obligations, current portion	100	270	—	—	—	370
Accounts payable and accrued expenses	41,420	18,042	20,392	—	(269)	79,585
Deferred revenue	—	2,182	852	—	—	3,034
Due to affiliates	5,468	31,286	984	—	(37,738)	—

Total current liabilities	49,892	51,780	22,228	—	(38,007)	85,893
Long-term debt	432,704	—	—	48,990	—	481,694
Notes payable and capital lease obligations	258	200	—	—	—	458
Deferred income taxes	15,331	—	5,600	—	(2,375)	18,556
Redeemable preferred stock	—	—	—	32,337	—	32,337
Due to affiliates	53,270	—	113,221	—	(166,491)	—
Total stockholder's equity (deficit)	152,969	121,862	224,010	205,266	(499,974)	204,133

Total liabilities and stockholder's equity (deficit)	$704,424	$173,842	$365,059	$286,593	$(706,847)	$823,071

BRAND ENERGY & INFRASTRUCTURE SERVICES, INC.
Condensed Consolidating Statement of Operations
For the Year Ended December 31, 2003

	Brand Services, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiary	Brand Energy & Infrastructure Services, Inc.	Adjustments and Eliminations	Brand Energy & Infrastructure Services, Inc. Consolidated
Revenue:
Labor	$—	$257,776	$10,188	$—	$—	$267,964
Equipment rental	—	69,941	2,167	—	300	72,408
Equipment sales	—	9,129	103	—	(1,867)	7,365
Intercompany revenue	11,063	61	—	—	(11,124)	—

Total revenues	11,063	336,907	12,458	—	(12,691)	347,737
Operating expenses:
Labor	—	213,651	9,179	—	(825)	222,005
Equipment rental	28,229	4,337	3,829	—	—	36,395
Equipment sales	—	7,330	87	—	(2,412)	5,005
Divisional operating expenses	333	15,021	464	—	—	15,818
Intercompany expenses	—	11,063	61	—	(11,124)	—

Total operating expenses	28,562	251,402	13,620	—	(14,361)	279,223

Gross profit	(17,499)	85,505	(1,162)	—	1,670	68,514
Selling and admin expenses	14,194	27,583	2,348	—	—	44,125

Operating income	(31,693)	57,922	(3,510)	—	1,670	24,389

Interest expense	27,816	28	—	4,874		32,718
Interest income	(239)	(3)	(25)	—	—	(267)
Intercompany interest	4,874	—	—	(4,874)	—	—
Equity in loss of subsidiaries	—	—	—	5,841	(5,841)	—

Income (loss) before provision for income tax	(64,144)	57,897	(3,485)	(5,841)	7,511	(8,062)
Provision (benefit) for income tax	(24,053)	22,290	(458)	—	—	(2,221)

Net income (loss)	$(40,091)	$35,607	$(3,027)	$(5,841)	$7,511	$(5,841)

BRAND ENERGY & INFRASTRUCTURE SERVICES, INC.
Condensed Consolidating Statement of Operations
For the Year Ended December 31, 2004

	Brand Services, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiary	Brand Energy & Infrastructure Services, Inc.	Adjustments and Eliminations	Brand Energy & Infrastructure Services, Inc. Consolidated
Revenue:
Labor	$—	$244,881	$15,944	$—	$—	$260,825
Equipment rental	—	63,388	2,947	—	—	66,335
Equipment sales	—	6,852	739	—	(797)	6,794
Intercompany revenue	19,083	95	—	—	(19,178)	—

Total revenues	19,083	315,216	19,630	—	(19,975)	333,954
Operating expenses:
Labor	—	205,524	14,449	—	(5,488)	214,485
Equipment rental	22,271	4,406	1,505	—	—	28,182
Equipment sales	—	5,512	635	—	(1,427)	4,720
Divisional operating expenses	137	16,327	562	—	—	17,026
Intercompany expenses	—	19,083	95	—	(19,178)	—

Total operating expenses	22,408	250,852	17,246	—	(26,093)	264,413

Gross profit	(3,325)	64,364	2,384	—	6,118	69,541
Selling and admin expenses	14,106	28,940	2,099	—	—	45,145
Non-cash compensation	233	—	—	—	—	233

Operating income	(17,664)	35,424	285	—	6,118	24,163
Interest expense	27,778	37	—	5,858		33,673
Interest income	(263)	—	(21)	—	—	(284)
Intercompany interest	5,858	—	—	(5,858)	—	—
Equity in loss of subsidiaries	—	—	—	6,806	(6,806)	—

Income (loss) before provision for income tax	(51,037)	35,387	306	(6,806)	12,924	(9,226)
Provision (benefit) for income tax	(15,934)	10,562	2,952	—	—	(2,420)

Net income (loss)	$(35,103)	$24,825	$(2,646)	$(6,806)	$12,924	$(6,806)

BRAND ENERGY & INFRASTRUCTURE SERVICES, INC.
Condensed Consolidating Statement of Operations
For the Year Ended December 31, 2005

	Brand Services, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiary	Brand Energy & Infrastructure Services, Inc.	Adjustments and Eliminations	Brand Energy & Infrastructure Services, Inc. Consolidated
Revenue:
Labor	$—	$283,988	$65,468	$—	$(70)	$349,386
Equipment rental	—	91,325	32,709	—	(16)	124,018
Equipment sales	—	11,271	8,316	—	(1,615)	17,972
Intercompany revenue	24,995	191	—	—	(25,186)	—

Total revenues	24,995	386,775	106,493	—	(26,887)	491,376
Operating expenses:
Labor	—	238,283	58,748	—	(4,792)	292,239
Equipment rental	19,898	12,385	12,709	—	—	44,992
Scaffolding equipment write-off	13,996	—	—	—	—	13,996
Equipment sales	—	7,982	4,030	—	(2,171)	9,841
Divisional operating expenses	24	20,910	3,176	—	—	24,110
Intercompany expenses	—	24,995	191	—	(25,186)	—

Total operating expenses	33,918	304,555	78,854	—	(32,149)	385,178

Gross profit	(8,923)	82,220	27,639	—	5,262	106,198
Selling and admin expenses	25,989	38,012	16,533	—	—	80,534
Non-cash compensation	1,388	—	—	—	—	1,388

Operating income	(36,300)	44,208	11,106	—	5,262	24,276
Interest expense	34,190	84	11	6518	—	40,803
Interest income	(235)	(2)	(15)	—	—	(252)
Intercompany interest	2,158	—	4,360	(6,518)	—	—
Loss on interest rate and foreign currency swaps	1,288	—	—	—	—	1,288
Foreign currency gain	(2,857)	112	33	—	—	(2,712)
Equity in loss of subsidiaries	—	—	—	640	(640)	—
Preferred stock dividend expense	—	—	—	2,338	—	2,338

Income (loss) before provision for income tax	(70,844)	44,014	6,717	(2,978)	5,902	(17,189)
Provision (benefit) for income tax	(23,087)	16,853	3,501	—	—	(2,733)

Net income (loss)	$(47,757)	$27,161	$3,216	$(2,978)	$5,902	$(14,456)

BRAND ENERGY & INFRASTRUCTURE SERVICES, INC.
Condensed Consolidating Statement of Cash Flows
For the Year Ended December 31, 2003

	Brand Services, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiary	Brand Energy & Infrastructure Services, Inc.	Adjustments and Eliminations	Brand Energy & Infrastructure Services, Inc. Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:
Net cash provided by operating activities	$33,301	$1,995	$1,001	$—	$304	$36,601

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(9,681)	(1,995)	(245)	—	—	(11,921)
Proceeds from sales of property and equipment	1,773	—	—	—	—	1,773
Payments for acquisitions	—	—	—	—	—	—

Net cash used for investing activities	(7,908)	(1,995)	(245)	—	—	(10,148)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term debt	—	—	—	—	—	—
Payments of long-term debt	(6,287)	—	—	—	—	(6,287)
Exercise of stock options	—	—	—	—	—	—
(Payments) borrowings on revolving loans	—	—	—	—	—	—
Payments on capital lease obligations	(1,883)	—	—	—	—	(1,883)

Net cash provided by (used for) financing activities	(8,170)	—	—	—	—	(8,170)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	17,223	—	756	—	304	18,283
CASH AND CASH EQUIVALENTS, beginning of period	3,931	—	1,480	—	(594)	4,817

CASH AND CASH EQUIVALENTS, end of period	$21,154	$—	$2,236	$—	$(290)	$23,100

BRAND ENERGY & INFRASTRUCTURE SERVICES, INC.
Condensed Consolidating Statement of Cash Flows
For the Year Ended December 31, 2004

	Brand Services, Inc.	Guarantor Subsidiaries	Non- Guarantor Subsidiary	Brand Energy & Infrastructure Services, Inc.	Adjustments and Eliminations	Brand Energy & Infrastructure Services, Inc. Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:
Net cash provided by operating activities	$23,759	$3,165	$87	$—	$(163)	$26,848

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(10,197)	(3,097)	(798)	—	—	(14,092)
Proceeds from sales of property and equipment	2,384	—	—	—	—	2,384
Payments for acquisitions	(1,020)	—	—	—	—	(1,020)

Net cash used for investing activities	(8,833)	(3,097)	(798)	—	—	(12,728)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term debt	—	—	—	—	—	—
Payments of long-term debt	(21,098)	—	—	—	—	(21,098)
Exercise of stock options	(986)	—	—	—	—	(986)
(Payments) borrowings on revolving loans	—	—	—	—	—	—
Payments on capital lease obligations	(660)	(68)	—	—	—	(728)

Net cash provided by (used for) financing activities	(22,744)	(68)	—	—	—	(22,812)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(7,818)	—	(711)	—	(163)	(8,692)
CASH AND CASH EQUIVALENTS, beginning of period	21,154	—	2,236	—	(290)	23,100

CASH AND CASH EQUIVALENTS, end of period	$13,336	$—	$1,525	$—	$(453)	$14,408

BRAND ENERGY & INFRASTRUCTURE SERVICES, INC.
Condensed Consolidating Statement of Cash Flows
For the Year Ended December 31, 2005

	Brand Services, Inc.	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Brand Energy & Infrastructure Services, Inc.	Adjustments and Eliminations	Brand Energy & Infrastructure Services, Inc. Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:
Net cash provided by operating activities	$12,837	$7,826	$8,683	$—	$184	$29,530

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(18,636)	(8,434)	(8,149)	—	—	(35,219)
Proceeds from sales of property and equipment	2,743	2,032	3,153	—	—	7,928
Payments for acquisitions	(217,267)	—	—	—	—	(217,267)

Net cash used for investing activities	(233,160)	(6,402)	(4,996)	—	—	(244,558)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term debt	185,153	—	—	—	—	185,153
Proceeds from preferred stock	—	—	—	30,000	—	30,000
Investment in Brand Services, Inc.	29,400	—	—	(29,400)	—	—
Payments of long-term debt	(1,973)	—	—	—	—	(1,973)
Payments of deferred financing costs	(4,995)	—	—	600	—	(5,595)
(Payments) borrowings on revolving loans	—	—	—	—	—	—
Payments on capital lease obligations	(243)	(133)	—	—	—	(376)

Net cash provided by (used for) financing activities	207,342	(133)	—	—	184	207,209

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(12,981)	1,291	3,687	—	184	(7,819)
IMPACT OF CURRENCY ON CASH	—	—	(279)	—	—	(279)
CASH AND CASH EQUIVALENTS, beginning of period	13,336	—	1,525	—	(453)	14,408

CASH AND CASH EQUIVALENTS, end of period	$355	$1,291	$4,933	$—	$(269)	$6,310

CONSOLIDATED FINANCIAL STATEMENTS
ALUMA ENTERPRISES INC.
December 31, 2004

INDEPENDENT AUDITORS' REPORT

To the Director of
 Aluma Enterprises Inc.

        We have audited the accompanying consolidated balance sheets of Aluma Enterprises Inc. as of December 31, 2004 and 2003, and the related consolidated statements of deficit, operations and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Aluma Enterprises Inc. as at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in conformity with accounting principles generally accepted in Canada.

        The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 2 to the consolidated financial statements, the Company has sold the majority of its net operating assets on July 29, 2005. After July 29, 2005, the Company will no longer be an operating entity and the fair value of the Company's remaining assets will be insufficient to discharge its estimated remaining net liabilities. Further, subsequent to July 29, 2005 the Company ceased certain administrative functions, including the monitoring of legal claims. Accordingly, these consolidated financial statements may not reflect subsequently asserted legal claims, if any. Therefore, at that time the going concern basis of presentation will no longer be appropriate. The financial statements do not include any adjustments required to bring the Company's assets and liabilities to their liquidation values.

Toronto, Canada, February 25, 2005	By:	/s/ Ernst & Young LLP
[except for notes 2 and 19 which are dated as of September 30, 2005].		Chartered Accountants

ALUMA ENTERPRISES INC.
Incorporated under the laws of Ontario

CONSOLIDATED BALANCE SHEETS
(thousands of Canadian dollars)

	As at December 31
	2004	2003
ASSETS (Note 5)
Current
Cash	$4,696	$2,920
Trade and other accounts receivable	39,835	35,926
Inventory	2,496	1,983
Prepaid expenses and deposits	3,096	999
Future income taxes (note 11)	7,532	4,129

Total current assets	57,655	45,957
Rental equipment, net (note 3)	140,001	123,009
Property and equipment, net (note 4)	5,965	5,947
Future income taxes (note 11)	21,896	24,638
Other assets (note 7)	7,889	5,909

	233,406	205,460

LIABILITIES AND SHAREHOLDER'S EQUITY
Current
Bank indebtedness (note 6)	$7,947	$2,722
Trade accounts payable and accrued liabilities (notes 9 and 16 (b))	35,905	22,085
Business restructuring provisions (note 8)	525	629
Due to related parties (notes 10 and 16 (b))	452	3,316
Current portion of long-term debt (note 5)	13,613	11,285
Future income taxes (note 11)	5,580	—

Total current liabilities	64,022	40,037
Long term debt (note 5)	68,104	27,852
Notes payable to parent company (note 10)	—	42,200
Other liabilities (notes 9 and 16(b))	8,713	3,430
Future income taxes (note 11)	24,095	29,267

Total liabilities	164,934	142,786
Shareholder's equity (note 12)	68,472	62,674

	233,406	205,460

Commitments and contingencies (note 16)

See accompanying notes

ALUMA ENTERPRISES INC.

CONSOLIDATED STATEMENTS OF DEFICIT
(thousands of Canadian dollars)

	Year ended December 31
	2004	2003	2002
Deficit, beginning of year	$(23,450)	$(24,234)	$(17,866)
Net income (loss) for the year	5,798	784	(6,368)

Deficit, end of year	(17,652)	(23,450)	(24,234)

See accompanying notes

ALUMA ENTERPRISES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(thousands of Canadian dollars)

	Year ended December 31,
	2004	2003	2002
Revenues (note 3(d))	$275,950	$239,436	$228,941
Cost of sales	142,401	127,965	111,063

Gross Profit	133,549	111,471	117,878
Expenses
Yard, selling and administrative expense	97,764	84,063	92,186

Income before undernoted items	35,785	27,408	25,692
Depreciation and amortization	18,441	17,284	19,227
Interest expense, net (note 5 (g))	8,688	8,065	7,663
Business restructuring and other expenses (note 8)	711	4,027	5,155
Loss on parent debt obligation (note 16(b))	6,131	—	—
Foreign exchange gain	(4,071)	(3,036)	(794)

Income (loss) before income taxes	5,885	1,068	(5,559)
Provision for income taxes (note 11)	87	284	809
Net income (loss) for the year	5,798	784	(6,368)

See accompanying notes

ALUMA ENTERPRISES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands of Canadian dollars)

	Year ended December 31
	2004	2003	2002
OPERATING ACTIVITIES
Net income (loss) for the year	$5,798	$784	$(6,368)
Adjustments for non-cash items (note 13 (a))	15,690	9,281	24,977
Net change in non cash working capital balances (note 13 (b))	5,332	6,923	(4,968)

Cash provided by operating activities	26,820	16,988	13,641

INVESTING ACTIVITIES
Purchase of rental equipment	(41,130)	(14,014)	(28,483)
Proceeds from disposal of rental equipment	16,696	13,422	13,177
Proceeds from disposal of assets held for sales	—	3,390	—
Purchase of property and equipment	(908)	(486)	(966)
Proceeds from disposal of property and equipment	—	64	269
Decrease (increase) in other assets	1,752	(4,133)	459

Cash used in investing activities	(23,590)	(1,757)	(15,544)

FINANCING ACTIVITIES
Decrease in restricted cash	—	900	—
Increase (decrease) in bank indebtedness	5,225	(19,378)	18,014
Increase in other assets due to financing fees (note 7(b))	(4,668)	—	—
Net proceeds from refinancing of capital lease	—	2,469	—
Increase (decrease) in other liabilities	434	(650)	(652)
Issuance of term loans	65,000	—	—
Issuance of term debt	12,022	4,485	—
Increase (decrease) in long-term debt	(13,000)	13,000	—
Repayments of notes payable to parent company	(43,296)	(4,073)	(4,190)
Repayments of term and restructured debt	(23,171)	(12,037)	(12,315)

Cash provided by (used in) financing activities	(1,454)	(15,284)	857

Net increase (decrease) in cash during the year	1,776	(53)	(1,046)
Cash, beginning of year	2,920	2,973	4,019

Cash, end of year	4,696	2,920	2,973

Supplementary cash flow information (note 13)

See accompanying notes

ALUMA ENTERPRISES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of Canadian dollars)

December 31, 2004

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        These financial statements present the consolidated results of Aluma Enterprises Inc. (the "Company") and have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities in the normal course of business (note 2).

        The significant accounting policies followed in the preparation of these consolidated financial statements are summarized below:

Principles of consolidation

        The financial statements present on a consolidated basis the results of the Company and all of its subsidiaries, including its principal operating subsidiaries—Aluma Systems Canada Inc., Aluma Systems USA Inc., Aluma Systems International Inc. and Aluma Systems Ontario Ltd.

Inventory

        Inventory is comprised of forming and shoring systems and scaffolding equipment used to fill sales orders, and is recorded at the lower of cost and net realizable value.

Rental equipment

        Rental equipment is comprised of forming, shoring and scaffolding systems and is recorded at cost less accumulated depreciation. An impairment loss is recorded when the carrying value of an asset exceeds the total undiscounted cash flows expected from its use and eventual disposition. The impairment recognized is measured as the amount by which the carrying value exceeds its fair value. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, which range between 5 and 15 years. The Company provides for lost and damaged equipment as a charge to yard, selling and administrative expense in the consolidated statement of operations. Proceeds from rental equipment periodically sold and proceeds from amounts recovered from customers for lost and damaged equipment are included in sales revenue in the consolidated statement of operations.

Property and equipment

        Property and equipment are recorded at cost less accumulated depreciation. An impairment loss is recorded when the carrying value of an asset exceeds the total undiscounted cash flows expected from its use and eventual disposition. The impairment recognized is measured as the amount by which the carrying value exceeds its fair value. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, generally at periods of 10-20 years for buildings, 3-10 years for computer, operating and office equipment, and the lesser of the term of the lease plus one renewal period or 5 years for leasehold improvements.

Revenue recognition

        The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is probable. The Company generally records three types of revenue: rental, services and sales. For rental equipment leased to a customer under an operating lease, revenue recognition commences when the rental equipment has been shipped, installed and is ready for use. Revenue from operating leases is recognized on a monthly basis over the term of the lease. Revenue from services is recognized based on the services provided. Revenue from equipment sales is recognized upon shipment and transfer of title. For contracts with multiple deliverables, the Company allocates revenue to each element of the contract based on objective evidence of the fair value of the element.

Leases

        Where the Company is the lessee, leases are classified as capital or operating depending upon the conditions of the contract. A lease that transfers to the Company substantially all of the benefits and risks of ownership of the asset is accounted for as an acquisition of an asset and the assumption of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are charged to income as incurred.

        Where the Company is the lessor, leases are classified as a sale or rental depending upon the conditions of the contract. A lease that transfers to its customer substantially all of the benefits and risks of ownership of the asset is accounted for as a sale, thus giving rise to a profit or loss. All other leases are accounted for as rental leases wherein rental receipts are reflected in income as incurred.

Financing costs

        The costs of obtaining bank and other debt financing are included in other assets on the consolidated balance sheet. Amortization is included in depreciation and amortization expense on a straight-line basis over the effective life of the debt to which it relates.

Foreign currency translation

        The Company's foreign operations are integrated into the business, and therefore foreign currency amounts and balances are measured using the temporal method of accounting. Using this method, the operations are converted as follows:

  •
  Monetary assets and liabilities at rates of exchange in effect at the consolidated balance sheet date.

  •
  Non-monetary assets and liabilities at rates of exchange prevailing at the historic transaction dates.

  •
  Revenues and expenses at average rates of exchange prevailing during the year.

  •
  Gains or losses arising on the translation of long-term debt are included in income during the year.

Income taxes

        The Company has adopted the liability method of tax allocation for accounting for income taxes. Under the liability method of income tax allocation, future tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Use of estimates

        The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Restructuring charges

        The Company records restructuring charges or recognizes a liability related to an exit or disposal activity when the costs are incurred and can be measured at fair value.

Long-term incentive plan

        The Company uses a formula based on a defined income amount and a defined long-term debt amount to calculate the year over year change in the value of each phantom unit in the long term incentive plan. The amount of the change in value is charged to income over the remaining vesting period of each unit on a straight-line basis.

2.    SUBSEQUENT EVENTS

Sale of operating assets

        On July 29, 2005, the Company sold the majority of its net operating assets to Brand Services, Inc. ("Brand") for cash consideration of $255,000. Certain non-operating assets and liabilities, resulting in a net deficit of $14,000, have been excluded from the sale and will remain the sole and exclusive right/obligation of the Company.

        Proceeds from the sale have been used to discharge the bank indebtedness (note 6), the letter of credit commitments, the long-term debt (note 5) and the related accrued interest of the Company. Accordingly the security agreements associated with this debt have been released. The Company no longer has any rental fleet under capital leases as these lease obligations have also been discharged (note 5).

        The Company had guaranteed Nualt Enterprises, Inc. ("Nualt") debt obligations of $156,091 inclusive of applicable interest and on sale of the net operating assets of the Company, was required to perform under the guarantee (note 16 (b)). As a result of the sale to Brand the Company paid $101,680 in addition to the $5,926 that was already accrued, for a total payment of $107,606 to the lenders of Nualt. As a result the Company recorded a loss of $101,680 on its guarantee of Nualt's debt obligation, which is included in the determination of the loss on sale of the net operating assets. Although the security agreements arising from the guarantee have been released to effect the sale to Brand, the guarantee remains in place.

        A summary of the estimated loss on the sale of the Company's net operating assets as at July 29, 2005 is presented below:

Gross proceeds	$255,000
Estimated costs of the transaction and other post-closing adjustments	(21,144)

Net proceeds	233,856
Estimated net assets sold	(185,761)
Deferred financing costs written off	(3,497)
Loss on guarantee of parent debt obligation	(101,680)

Loss on sale of net operating assets before income taxes	(57,082)
Income taxes	(14,138)

Loss on sale of net operating assets	(71,220)

        Deferred financing charges (note 7) in the amount of $3,497 as at July 29, 2005 relating to a debt that has been discharged has been written off and is included in the loss above.

        These amounts are subject to any post-closing adjustments, including working capital changes and finalization of payments under the phantom share plan (note 9).

        The consolidated financial statements at December 31, 2004 have been prepared on a going concern basis in order to present the historical results of operations. The going concern basis of presentation assumes the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities in the normal course of business. After July 29, 2005, the Company will no longer be an operating entity and the fair value of the Company's remaining assets will be insufficient to discharge its estimated remaining net liabilities of $14,000. Therefore, at that time the going concern basis of presentation will no longer be appropriate. These consolidated financial statements do not reflect the effect of any adjustments required to bring the Company's assets and liabilities to their liquidation values.

Commitments

        In accordance with the terms of the sale, Brand has agreed to take on all of the lease commitments with the exception of three properties. The remaining lease commitments for these properties are as follows:

Non-related parties
2005	$467
2006	362
2007	139
2008	92

1,060

Real estate properties

        In July 2005, the Company sold a property to Brand for $828 ($670 U.S.) for no gain or loss. On April 15, 2005 and June 7, 2005, the Company had foreclosed on two of four real estate properties that were secured by mortgages receivable (note 7) for a total cost of $1,496 ($1,105 U.S.). The Company intends to foreclose on the remaining two properties secured by the mortgages receivable ($2,298) and is in negotiation to sell these properties to Brand.

Contingency

        As part of the sale process in May 2005, preliminary environmental site assessments were performed by Brand on three properties that are occupied by Aluma as a tenant and were not assumed by Brand. These assessments indicate that there may be areas on the properties that require environmental remediation. It is possible that the Company may incur remediation costs in the future, however, it is not possible at this time to reasonably estimate the amount of any obligation for the remediation effort.

3.    RENTAL EQUIPMENT

(a)
Rental equipment is comprised of:

	2004
	Cost	Accumulated depreciation	Net book value
Rental equipment	$220,911	$87,547	$133,364
Rental equipment under capital lease	6,844	207	6,637

	227,755	87,754	140,001

	2003
	Cost	Accumulated depreciation	Net book value
Rental equipment	$203,129	$82,186	$20,943
Rental equipment under capital lease	2,112	46	2,066

	205,241	82,232	123,009

(b)
During 2004, the Company sold and leased back rental equipment for total proceeds of $2,000, resulting in a gain of $769. The gain on the sale has been deferred and is being amortized to depreciation expense over the life of the rental equipment, which is 15 years.

During 2003, the Company sold and leased back rental equipment for total proceeds of $2,000, resulting in a gain of $130. The gain on the sale has been deferred and is being amortized to depreciation expense over the life of the rental equipment, which is 15 years.

(c)
During 2004, the amortization expense for capital leases was $161 (2003—$30).

(d)
Revenues in 2004 consist of rental revenue of $111,913 (2003—$89,367; 2002—$99,548) and services and other revenue of $164,037 (2003—$150,069; 2002—$102,805).

4.    PROPERTY AND EQUIPMENT

        Property and equipment are comprised of:

	2004
	Cost	Accumulated depreciation	Net book value
Land	$2,204	$—	$2,204
Buildings	2,101	1,013	1,088
Buildings under capital lease	112	41	71
Leasehold improvements	2,014	933	1,081
Computer, operating and office equipment	15,571	14,050	1,521

	22,002	16,037	5,965

	2003
	Cost	Accumulated depreciation	Net book value
Land	$2,204	$—	$2,204
Buildings	2,101	911	1,190
Buildings under capital lease	112	26	86
Leasehold improvements	2,118	791	1,327
Computer, operating and office equipment	15,236	14,096	1,140

	21,771	15,824	5,947

5.    LONG-TERM DEBT

        Long-term debt is comprised of:

	2004	2003
Term loans(a)	$59,541	$—
Real estate debt(b)	13,394	14,230
Vendor financing(c)	4,740	—
Capital lease obligations(d)	4,042	1,939
Restructured debt(e)	—	9,728
Long-term debt(e)	—	13,000
Term debt(e)	—	240

Total—term and restructured debt	81,717	39,137
Less current portion	13,613	11,285

	68,104	27,852

(a)
Term loans

        Term loans consist of the following:

	2004	2003
Term Loan A	$27,500	$—
Term Loan B (U.S. $26,621)	32,041	—

	59,541	—

        On April 8, 2004, the Company entered into a loan agreement with Wells Fargo Foothill, Inc. ("WFF") for credit facilities to a maximum amount of $95,000 maturing April 8, 2009. On December 30, 2004, WFF increased the Company's credit facility to include a Revolver C Loan for U.S.$7,500.

        The credit facilities included in the agreement are as follows:

  •
  A $30,000 term loan (Term Loan A) repayable in monthly principal payments of $500 plus interest continuing until maturity. Any remaining principal balance is due on the maturity date.

  •
  A $35,000 (U.S.$26,621) term loan (Term Loan B). The principal balance is due on the maturity date.

  •
  A U.S.$7,500 operating facility (Revolver C Loan). The principal balance is due on the maturity date.

  •
  An operating facility consisting of a revolving loan (included in bank indebtedness) and letters of credit, to a maximum of $30,000 limited by margin calculations on accounts receivable and inventory.

        Various interest options are available to the Company for the above credit facilities ranging from U.S. prime plus 1.00% to U.S. LIBOR plus 9.00%. Interest is payable on a monthly basis for prime debt with LIBOR contracts payable every 90 days. There is a minimum interest rate on Term Loan B of 10.25% from April 8, 2004 to June 30, 2004, 9.25% from July 1, 2004 to September 30, 2004 and 8.25% thereafter. Interest is payable on a monthly basis on the Revolver C Loan at a rate of LIBOR plus 8.00%.

        Under the terms of various general security agreements, the Company has pledged all of its assets to WFF with the exception of any real estate assets and specifically pledged equipment as collateral.

        The credit facility contains financial and operating covenants, including among other things, that the Company maintain certain financial ratios, and imposes limitations on the Company's ability to make capital expenditures and to incur indebtedness. At December 31, 2004, the Company was in compliance with its covenants.

(b)
Real estate debt

        Real estate debt consists of the following:

	2004	2003
Bank loan payable (U.S. $3,168) (i)	$3,813	$4,485
Post assignment residual loan (U.S. $5,827) (ii)	7,013	7,004
Mortgage payable (iii)	2,568	2,741

	13,394	14,230

  (i)
  In December 2003, the Company initiated a plan to obtain four properties that secure the majority of an obligation in default from an Affiliate. As part of this plan, the Company borrowed $4,485 [U.S.$3,470] from a third party and used these funds to purchase certain mortgage receivables (note 7(a)) and related securities. The loan bears a fixed rate of interest at 7.50% and matures in April 2009. The initial payment was U.S.$27 in January 2004 followed by monthly blended principal and interest payments of U.S.$48 until maturity, in April 2009.

  (ii)
  The Company co-guarantees outstanding debt with Nualt, the Company's sole shareholder, and TDZ Holdings Inc., an affiliated company. The Company carries the debt which has interest terms of 7.5%, with no fixed repayment terms and matures in April 2009. Accrued interest was capitalized as debt. In 2004 this amounted to $491 (U.S.$408) (2003—nil).

  (iii)
  The Company has a 7.5% mortgage payable, against which two real estate properties are pledged as collateral. There are monthly blended principal and interest payments of $29 until maturity, in April 2009.

(c)
Vendor financing

  During the year, the Company borrowed from its suppliers to finance rental fleet purchases. Fixed interest rates charged on these notes range from 4.5% to 8.0% and the notes mature between 2005 and 2007. Collateral is a specific charge over rental equipment amounting to $7,481. A portion of the notes were financed in U.S. dollars amounting to $726 (U.S.$603).

(d)
Capital lease obligations

  Obligations under capital leases bear interest at fixed rates from 8% to 13% and mature between 2005 and 2007. Repayments are $3,067 in 2005, $864 in 2006, and $478 in 2007. Interest included in these repayments amounts to $367.

(e)
Restructured and other debt

  On November 28, 2001, the Company signed the 2001 Amended and Restated Aluma Debt Restructuring Agreement (the "2001 DRA") covering the majority of its debt. The 2001 DRA consolidated and modified previous restructuring agreements, the last of which was signed April 27, 1999.

  As part of the 2001 DRA, the Company transferred debt and issued promissory notes (the "Promissory Notes") to Nualt (note 10(a)). The Company also acquired a non-interest bearing payable to Nualt with no set terms of repayment (note 10(b)).

  The proceeds of the debt financing from WFF were used to discharge the restructured debt, the Promissory Notes due to Nualt (note 10(a)), to pay down the outstanding credit facility (note 6) and to pay any legal and financing fees.

(f)
Long-term debt repayments in each of the next five years and thereafter are as follows:

2005	$13,613
2006	7,825
2007	7,225
2008	6,724
2009	46,330
Thereafter	—

81,717

(g)
Interest expense

        Interest expense includes interest on long-term debt and obligations under capital lease of $5,631 (2003—$1,340; 2002—$2,149) and interest on the Promissory Notes (note 10(c)) of $1,096 (2003—$4,005; 2002—$4,076).

6.    BANK INDEBTEDNESS

        An operating facility has been obtained from WFF consisting of a revolving loan and letters of credit, to a maximum of $30,000 to be limited by margin calculations on accounts receivable and inventory.

        Various interest options are available to the Company for the above credit facilities ranging from U.S. prime plus 1% to U.S. LIBOR plus 9%. Interest is payable on a monthly basis for prime debt with LIBOR contracts payable every 90 days.

        The balance consists of the following:

	2004	2003
CAD operating line	$222	$9,506
USD operating line—U.S. $6,418 (2003—U.S. $4,810)	7,725	6,216

	7,947	15,722
Less amount classified as long-term (note 5(e))	—	13,000

	7,947	2,722

7.    OTHER ASSETS

	2004	2003
Notes receivable from Aluma Participacoes Ltda. (Brazil)—cost	$36	$305
Mortgage receivable from affiliated company (U.S. $3,168) (note 7(a))	3,812	4,485
Long-term trade receivables	—	1,119
Deferred financing fees (net of amortization) (note 7(b))	4,041	—

	7,889	5,909

(a)
Mortgage receivable from affiliated company

        In 2003 the Company initiated a plan to secure four properties to acquire the majority of an obligation in default from an affiliated company. As part of this plan, the Company borrowed U.S.$3,470 from a third party (note 5(b)(i)) and used these funds to purchase certain mortgage receivables and related securities on the properties. The mortgage receivable bears a fixed rate of interest at 7.50% and matures in April 2009.

(b)
Deferred financing fees

        The Company capitalized costs relating to obtaining bank and other debt financing for $4,668 (2003—nil; 2002—nil). Amortization of deferred financing fees for 2004 amounted to $628 (2003—nil; 2002—nil). Accumulated amortization as at December 31, 2004 amounted to $628 (2003—nil).

8.    BUSINESS RESTRUCTURING AND OTHER EXPENSES AND PROVISIONS

        As a result of efforts to improve profitability, the Company initiated business restructurings in the last few years and recorded expenses and provisions as described below:

	2004	2003
Expenses consist of the following:
In 2004 the Company restructured within its corporate department	$415	$—
In 2004 the Company received a distribution from a bankrupt affiliate	(488)	—
Professional fees and other costs relating to various debt restructuring activities	434	1,495
Severance and other costs related to 2003 business restructuring	315	317
Costs relating to the sale of Swingstage and U.S. Commercial Scaffolding business in 2003	—	1,207
Restructuring charge for additional interest and legal fees in connection with the outstanding obligation as part of a plan to acquire four properties from an affiliate	143	619
Business restructuring programs prior to 2003	(108)	389

	711	4,027

Provisions consist of the following:
In 2004 the Company restructured within its corporate department	210	—
Professional fees and other costs relating to various debt restructuring activities	109	—
Business restructuring programs prior to 2003	206	629

	525	629

9.    LONG-TERM INCENTIVE PLAN

        The Company grants phantom share units to certain directors, executive officers and employees on a discretionary basis under a long-term incentive plan. The phantom units generally vest 25% a year over a four-year period after the date of the award. Cash payouts, which are made only on retirement, employee termination, death of the participant, or full vesting of the phantom award amount, are based on the number of vested phantom units held by the participant multiplied by the change in the value of the phantom units from the award date to the payout date. The value of the phantom units is calculated using an internal formula based on a defined income amount and defined long-term debt. In the event of a sale of the Company, all the phantom units become fully vested and the value of such units are determined with reference to the sale transaction price.

        As at December 31, 2004, there were 900,000 (2003—522,500) phantom units outstanding of which 302,500 (2003—159,375) have vested. During 2004, the Company issued 377,500 phantom units (2003—375,000; 2002—57,500). In 2004 the Company expensed $2,396 relating to the above noted plan (2003—$515; 2002—nil). The amount accrued for the long-term incentive plan is $2,911 (2003—$515), of which $2,122 (2003—nil) is included in trade accounts payable and accrued liabilities and $789 (2003—$515; 2002—nil) is included in other liabilities.

10.    RELATED PARTY TRANSACTIONS

        The Company conducts business transactions with related parties. Related parties include Nualt and enterprises controlled by shareholders with significant influence over Nualt (collectively the "Affiliates"). The amounts due to/from related parties and particulars of the transactions during the year in addition to amounts disclosed in note 5(e) and note 7(a) are as follows:

(a)
Notes payable to parent company

	2004	2003
Notes payable to parent company	$—	$42,200

        In 2004 the Company paid off the Promissory Notes due to Nualt in the amount of $42,200 (note 5(e)).

(b)
Amounts due to related parties consist of the following:

	2004	2003
Trade accounts payable to affiliates	$9	$101
Non-interest bearing payable to Nualt (note 5(e))	443	3,215

	452	3,316

(c)
Transactions during the year are as follows:

	2004	2003	2002
Rent, management fees and legal fees	$1,462	$1,752	$1,880
Interest expense (net)	775	4,005	4,076

  Costs are charged to the Company on the basis of costs incurred by the related parties in respect of such services. Interest of $1,096 (2003—$4,005; 2002—$4,076) was charged by Nualt on the Promissory Notes (note 10(a)) issued on November 28, 2001. Interest income of $321 (2003—nil; 2002—nil) was recorded on a mortgage receivable (note 7(a)) from an affiliated company.

11.    INCOME TAXES

(a)
Earnings (loss) before income taxes

        Earnings (loss) before income taxes by tax jurisdiction are comprised of the following:

	2004	2003	2002
Canada	$14,681	$28,127	$5,011
United States	(8,796)	(27,059)	(10,570)

	5,885	1,068	(5,559)

(b)
Provision for income taxes

        The Company is subject to income taxes in both Canada and the United States. The Company does not provide for income taxes on a current basis due to the availability of cumulative operating losses to reduce income taxes payable.

	2004	2003	2002
Major components of income tax expense include:
Payable (recovery) based on combined federal and provincial income tax rates	$1,781	$400	$(2,363)
Recognition of previously unrecognized tax losses carried forward	(10,550)	(19,151)	(3,641)
Reduction in income tax recovery resulting from benefit of tax losses not recognized	8,769	18,751	6,004
Large corporation tax and other	87	284	809

	87	284	809

        The provision for income taxes would differ from the amount that would have resulted by applying Canadian federal and weighted average provincial statutory income tax rates of approximately 36% to income (loss) as described in the table below.

	2004	2003	2002
Income tax provision calculated using statutory tax rates	$2,125	$391	$(2,170)
Effect of permanent differences	(1,489)	4,755	2,287
Reduction (increase) in future income tax recoveries due to change in statutory rate	205	5,142	(43)
Effect of exchange on foreign temporary differences	4,239	18,655	(4,254)
Effect of difference in statutory rates of foreign subsidiaries	(468)	(603)	(536)
Increase in future income taxes resulting from temporary differences not previously recognized	(179)	(12,729)	(8,706)
Increase (reduction) in application of valuation allowance	(4,452)	(15,657)	13,496
Other provisions	19	46	(74)
Large corporation tax and other	87	284	809

Consolidated income tax provision	87	284	809

(c)
Future tax balances

        The tax effect of significant temporary differences is as follows:

	2004	2003
Unrealized exchange gain	$5,580	$—

Future tax liability—current	5,580	—

Rental equipment, property and equipment and assets held for sale	24,095	29,267

Future tax liability—long-term	24,095	29,267

Total future income tax liabilities	29,675	29,267

Accounts payable and accrued liabilities	4,222	4,129

Unrealized exchange loss	3,310	—

Future tax assets—current	7,532	4,129

Deferred financing costs	123	443
Non-capital losses carried forward	86,471	93,345
Valuation allowance	(64,698)	(69,150)

Future tax assets—long-term	21,896	24,638

Total future tax assets	29,428	28,767

Net future tax liability	247	500

(d)
Net operating losses available

        The Company and its subsidiaries have accumulated income tax losses available which can be applied against future taxable income. The losses in Canadian dollars due to expire in the next five years and thereafter are as follows:

	United States	Canada
2005	$27,211	$1,875
2006	21,026	3,418
2007	32,118	896
2008	15,748	4,662
2009	67,078	11,735
Thereafter	24,858	15,539

	188,039	38,125

12.    SHAREHOLDER'S EQUITY

	2004	2003
Share capital
Authorized
Unlimited common shares with no par value
Issued
10,000 common shares	86,124	86,124
Deficit	(17,652)	(23,450)

	68,472	62,674

13.    SUPPLEMENTARY CASH FLOW INFORMATION

(a)
Adjustments to non-cash items consist of the following:

	2004	2003	2002
Depreciation and amortization	$18,280	$17,273	$19,227
Amortization of capital lease	161	11	—
Gain on sale of rental equipment	(8,864)	(7,887)	(5,964)
Loss on disposal of fixed assets	152	—	—
Write-down of other assets	—	1,663	—
Increase (decrease) in business restructuring provisions	(91)	(836)	1,954
Foreign exchange gain on restructuring provisions	(13)	(1,018)	(78)
Foreign exchange gain on debt	(3,876)	(1,762)	(183)
Foreign exchange loss (gain) on assets held for sale	308	347	(717)
Future income taxes	(2,430)	(4,005)	4,259
Interest accrued in notes payable to parent company	1,096	4,005	4,076
Charges accrued in term and restructured debt	5,605	1,490	2,403
Deferred gain on sale leaseback	(769)	—	—
Loss on parent debt obligation	6,131	—	—

	15,690	9,281	24,977

(b)
Net change in non-cash working capital balances:

	2004	2003	2002
Trade and other accounts receivable	$(3,909)	$(3,343)	$5,660
Inventory	(513)	1,053	(316)
Prepaid expenses and deposits	(2,097)	650	(625)
Trade accounts payable and accrued liabilities	12,538	4,831	(5,454)
Due to related parties	(2,864)	(273)	26
Future income taxes	2,177	4,005	(4,259)

	5,332	6,923	(4,968)

(c)
Cash income taxes paid net of cash income taxes refunded during the year amounted to $457 (2003—$126; 2002—$114) cash income taxes refunded net of cash income taxes paid.

(d)
Cash interest paid during the year amounted to $8,146 (2003—$4,686; 2002—$4,457).

(e)
In 2003, the Company entered into a transaction resulting in a transfer of $7,004 (U.S.$5,419) from the business restructuring provision to long-term debt (note 5(b)(ii)).

14.    FINANCIAL INSTRUMENTS

(a)
Fair value

        Financial instruments are contracts that may give rise to both financial assets and financial liabilities. In these consolidated financial statements, these include cash, trade and other accounts receivable, bank indebtedness, trade accounts payable and accrued liabilities, amounts due to related parties and current and long-term debt, and guarantees. The carrying value of these items approximates fair value unless otherwise indicated.

(b)
Credit risk

        The Company is subject to risk of non-payment of accounts receivable. The Company, in the normal course of business, continuously monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and other information on the state of the economy.

        In addition, the Company believes that the geographic diversity of its customer base is instrumental in reducing its credit risk, as well as the impact on the Company of fluctuations in local market demand. The Company does not believe that it is exposed to an unusual level of customer credit risk.

(c)
Foreign exchange risk

        Through its operating subsidiaries, the Company undertakes sales and purchase transactions in foreign currencies, and therefore is subject to gains and losses due to fluctuations in foreign currencies.

15.    SIGNIFICANT CUSTOMERS

        In 2004, sales to the Company's largest customer amounted to 23% of overall revenues (2003—18%; 2002—12%). There are no other customers with revenues greater than 10% of overall revenues. The above customer at December 31, 2004 accounted for 16% of the total accounts receivable balance (2003—8%; 2002—4%).

16.    COMMITMENTS AND CONTINGENCIES

(a)
The Company is committed under operating lease agreements to future annual rental payments. The minimum annual amounts in Canadian dollars, with U.S. dollar leases translated at current rates of exchange, are as follows:

	Due to affiliates	Due to others	Total
2005	$1,210	$4,191	$5,401
2006	1,210	2,600	3,810
2007	1,210	1,456	2,666
2008	1,210	607	1,817
2009	1,105	410	1,515
Thereafter	5,002	890	5,892

	10,947	10,154	21,101

(b)
The Company has guaranteed Nualt debt obligations of $155,558 inclusive of applicable interest (2003—$196,833). During 2004, a total of $46,173 (2003—$4,073) in debt payments was made on behalf of Nualt (note 10(a) and 10(b)). Under an amendment to the 2001 DRA (note 5(e)) made upon the signing of the agreement with WFF in 2004 (note 5(a)) the Company has also agreed to pay $150 monthly on behalf of Nualt's debt obligations to April 9, 2009. The Company accrued the net present value of these payments which amounted to $6,574 (2003—nil). Payments are first applied to its non-interest bearing note with Nualt of $443 (note 10(b)). In addition, the Company has accrued in current liabilities $1,282 (2003—nil) and in non-current liabilities $4,849 (2003—nil). After April 9, 2009 or on sale of the Company or its assets, the Company could be required to perform under the guarantee and Nualt's lenders would have security on the assets of the Company. Whether the Company would be required to perform under the guarantee or an estimate of the amount that would be paid as a result of this contingent liability is not determinable (note 2).

(c)
The Company is contingently liable for $3,164 (2003—$7,012) of which $2,264 (U.S.$1,881) is denominated in $U.S. in letters of credit and for $493 (U.S.$410) (2003—$399) in document collection orders issued in the normal course of business (note 6).

(d)
The Company is contingently liable with respect to litigation and claims, which arise from time to time in the normal course of business. In the opinion of management, any liabilities that may arise from such contingencies are being adequately reserved and would not have a significant adverse effect on the consolidated financial statements of the Company. The amount of the final settlement of these claims is subject to future events including negotiations with the claimants and decisions arising out of court proceedings, and could be materially different from the estimate provided in these consolidated financial statements.

(e)
From time to time, the Company enters into buy-back agreements with customers. Should the customers exercise their options, the Company would be committed to spend a maximum of $1,035 in 2005 to buy back rental equipment (2003—$2,724).

17.    SEGMENTED INFORMATION

        The Company's operations are composed of the following segments:

  The Concrete Construction segment includes the activities of forming, shoring, engineering and pre-assembly services.

  The Industrial Services segment provides access technologies, labour services and project management to customers involved in large capital projects, turnarounds and maintenance programs.

  The Corporate segment is responsible for the management of the Company's cash and investment portfolio, long-term debt, certain other non-producing assets, and provides management, administrative and support services to the Company's other two segments.

        The reportable segments determined by management are strategic operating units that are organized to match the requirements of the Company's customers in each market. They are managed separately, because, among other reasons, the equipment utilized by each segment and the competencies associated with providing their respective customer solutions are both different.

        Management assesses the performance of each segment based on its operating earnings before depreciation, amortization, interest, foreign exchange and restructuring costs.

        The accounting policies of the segments are the same as described in the significant accounting policies in note 1.

        The following tables include information on the consolidated balance sheet and the consolidated statement of operations and related geographic information.

CONSOLIDATED BALANCE SHEET

	As at December 31, 2004
	Concrete Construction	Industrial Services	Corporate	Consolidated
ASSETS
Current
Cash	$—	$—	$4,696	$4,696
Trade and other accounts receivable	13,985	25,321	529	39,835
Inventory	1,494	1,002	—	2,496
Prepaid expenses and deposits	408	354	2,334	3,096
Future income taxes	—	—	7,532	7,532

Total current assets	15,887	26,677	15,091	57,655
Rental equipment, net	87,991	52,010	—	140,001
Property and equipment, net	729	793	4,443	5,965
Future income taxes	—	—	21,896	21,896
Other assets	—	—	7,889	7,889

	104,607	79,480	49,319	233,406

LIABILITIES AND SHAREHOLDER'S EQUITY
Current
Bank indebtedness	$—	$—	$7,947	$7,947
Trade accounts payable and accrued liabilities	11,083	9,607	15,215	35,905
Business restructuring provisions	—	—	525	525
Due to related parties	—	—	452	452
Current portion of long-term debt	—	—	13,613	13,613
Future income taxes	—	—	5,580	5,580

Total current liabilities	11,083	9,607	43,332	64,022
Long-term debt	—	—	68,104	68,104
Other liabilities	1,038	—	7,675	8,713
Future income tax liabilities	—	—	24,095	24,095

Total liabilities	12,121	9,607	143,206	164,934
Shareholder's equity	—	—	68,472	68,472

	12,121	9,607	211,678	233,406

CONSOLIDATED BALANCE SHEET

	As at December 31, 2003
	Concrete Construction	Industrial Services	Corporate	Consolidated
ASSETS
Current
Cash	$—	$—	$2,920	$2,920
Trade and other accounts receivable	14,284	21,312	330	35,926
Inventory	1,401	546	36	1,983
Prepaid expenses and deposits	231	329	439	999
Future income taxes	—	—	4,129	4,129

Total current assets	15,916	22,187	7,854	45,957
Rental equipment, net	77,588	45,421	—	123,009
Property and equipment, net	616	962	4,369	5,947
Future income taxes	—	—	24,638	24,638
Other assets	—	—	5,909	5,909

	94,120	68,570	42,770	205,460

LIABILITIES AND SHAREHOLDER'S EQUITY
Current
Bank indebtedness	$—	$—	$2,722	$2,722
Trade accounts payable and accrued liabilities	7,214	7,313	7,558	22,085
Business restructuring provisions	—	—	629	629
Due to related parties	—	—	3,316	3,316
Current portion of long-term debt	—	—	11,285	11,285

Total current liabilities	7,214	7,313	25,510	40,037
Long-term debt	—	—	27,852	27,852
Notes payable to parent company	—	—	42,200	42,200
Other liabilities	—	—	3,430	3,430
Future income tax liabilities	—	—	29,267	29,267

Total liabilities	7,214	7,313	128,259	142,786
Shareholder's equity	—	—	62,674	62,674

	7,214	7,313	190,933	205,460

CONSOLIDATED STATEMENT OF OPERATIONS

	Year ended December 31, 2004
	Concrete Construction	Industrial Services	Corporate	Consolidated
Revenues	$95,209	$180,741	$—	$275,950
Cost of sales	30,633	111,768	—	142,401

Gross profit	64,576	68,973	—	133,549
Yard, selling and administrative expenses	43,600	32,213	21,951	97,764

Income before undernoted items	20,976	36,760	(21,951)	35,785
Depreciation and amortization	8,057	9,018	1,366	18,441
Interest expense, net	—	—	8,688	8,688
Business restructuring and other expenses	—	—	711	711
Loss on parent debt obligation	—	—	6,131	6,131
Foreign exchange gain	—	—	(4,071)	(4,071)

Income (loss) before income taxes	12,919	27,742	(34,776)	5,885
Provision for income taxes	—	—	87	87

Net income (loss) for the year	12,919	27,742	(34,863)	5,798

	Year ended December 31, 2003
	Concrete Construction	Industrial Services	Corporate	Consolidated
Revenues	$74,148	$165,288	$—	$239,436
Cost of sales	18,259	109,706	—	127,965

Gross profit	55,889	55,582	—	111,471
Yard, selling and administrative expenses	37,838	28,956	17,269	84,063

Income before undernoted items	18,051	26,626	(17,269)	27,408
Depreciation and amortization	7,702	8,621	961	17,284
Interest expense, net	—	—	8,065	8,065
Business restructuring and other expenses	—	—	4,027	4,027
Loss on parent debt obligation	—	—	—	—
Foreign exchange gain	—	—	(3,036)	(3,036)

Income (loss) before income taxes	10,349	18,005	(27,286)	1,068
Provision for income taxes	—	—	284	284

Net income (loss) for the year	10,349	18,005	(27,570)	784

	Year ended December 31, 2002
	Concrete Construction	Industrial Services	Corporate	Consolidated
Revenues	$82,202	$146,739	$—	$228,941
Cost of sales	19,437	91,626	—	111,063

Gross profit	62,765	55,113	—	117,878
Yard, selling and administrative expenses	42,758	33,286	16,142	92,186

Income before undernoted items	20,007	21,827	(16,142)	25,692
Depreciation and amortization	7,687	8,604	2,936	19,227
Interest expense, net	—	—	7,663	7,663
Business restructuring and other expenses	—	—	5,155	5,155
Foreign exchange gain	—	—	(794)	(794)

Income (loss) before income taxes	12,320	13,223	(31,102)	(5,559)
Provision for income taxes	—	—	809	809

Net income (loss) for the year	12,320	13,223	(31,911)	(6,368)

OTHER INFORMATION

Rental revenue

        Revenues include rental revenue of $58,779 in the Concrete Construction division (2003—$51,280; 2002—$57,697) and $53,134 in the Industrial Services division (2003—$38,087; 2002—$41,851).

Significant customer

        In 2004, sales to the Company's largest customer (Industrial Services) amounted to 23% of overall revenues (2003—18%; 2002—13%). There are no other customers with revenues greater than 10% of overall revenues.

        The breakdown of the Company's additions to property and equipment is as follows:

	Year ended December 31, 2004
	Concrete Construction	Industrial Services	Corporate	Consolidated
Rental fleet additions	$22,274	$18,856	$—	$41,130
Property and equipment additions	228	175	505	908

	22,502	19,031	505	42,038

	Year ended December 31, 2003
	Concrete Construction	Industrial Services	Corporate	Consolidated
Rental fleet additions	$6,964	$7,050	$—	$14,014
Property and equipment additions	126	295	65	486

	7,090	7,345	65	14,500

	Year ended December 31, 2002
	Concrete Construction	Industrial Services	Corporate	Consolidated
Rental fleet additions	$9,611	$18,872	$—	$28,483
Property and equipment additions	288	382	296	966

	9,899	19,254	296	29,449

Geographic information

	2004	2003	2002
Sales:
Canada	$174,290	$155,388	$127,190
United States	82,845	75,874	95,670
International	18,815	8,174	6,081

	275,950	239,436	228,941

	2004	2003
Net capital equipment:
Canada	$70,288	$62,040
United States	69,133	64,460
International	6,545	2,456

	145,966	128,956

18.    COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

        The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2004 consolidated financial statements.

19.    RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

        These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which differ in certain respects from accounting principles generally accepted in the United States ("U.S. GAAP"). The significant differences are described below along with their effect on the consolidated financial statements.

Consolidated Balance Sheet—Long-Term Liabilities

	2004	2003
Canadian GAAP—long-term debt	$68,104	$27,852
Reduction in carrying value of restructured debt not recognized (a)	160,368	160,368
Interest expense on restructured debt (b)	—	181

U.S. GAAP—long-term debt	228,472	188,401

Consolidated Balance Sheet—Shareholder's Equity (Deficiency)

	2004	2003
Canadian and U.S. GAAP—share capital	$86,124	$86,124

Canadian GAAP—contributed surplus	—	—
Contributed surplus not recognized under Canadian GAAP (a)	6,396	6,396

U.S. GAAP—contributed surplus	6,396	6,396

Canadian GAAP—deficit	(17,652)	(23,450)
Deficit of predecessor company to be recognized (c)	(203,122)	(203,122)
Interest expense on restructured debt (b)	44,905	44,724

U.S. GAAP—deficit	(175,869)	(181,848)

Canadian GAAP—accumulated other comprehensive income	—	—
Cumulative translation adjustment (c)	(8,547)	(8,547)
U.S. GAAP—accumulated other comprehensive income	(8,547)	(8,547)

Total U.S. GAAP—shareholder's deficiency	(91,896)	(97,875)

Consolidated Statement of Operation

	2004	2003	2002
Canadian GAAP—net income (loss) for the year	$5,798	$784	$(6,368)
Interest expense on restructured debt (b)	181	1,012	1,807

U.S. GAAP—net income (loss) for the year	5,979	1,796	(4,561)

Consolidated Statement of Cash Flows

	2004	2003	2002
Canadian GAAP—net change in non-cash items	$15,690	$9,281	$24,977
Interest expense on restructured debt (b)	(181)	(1,012)	(1,807)

U.S. GAAP—net change in non-cash items	15,509	8,269	23,170

(a)
In 1996, the Company was incorporated as part of a debt restructuring arrangement (("DRA") as a subsidiary of Aluma Systems Corp. ("ASC"), the predecessor company of Nualt. As part of the

  DRA, ASC sold its net operating assets to the Company in exchange for equity and the assumption by the Company of certain long-term restructured debt obligations. Under Canadian GAAP, the Company's corporate restructuring was accounted for after giving effect to the debt restructuring arrangement and the Company recorded an opening restructured debt liability of $121,508.

  Under U.S. GAAP, the Company is required to account for the restructured debt in accordance with Statement of Financial Accounting Standards No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructuring" ("SFAS 15"), which requires that the Company not reduce the carrying amount of any debt unless the sum of all future cash flows payable under terms of the new debt arrangement, including potential contingent payments, are less than the carrying value of the debt. As part of the DRA the Company had guaranteed the repayment of a portion of ASC's debt, fees and interest on that portion payable by Nualt, resulting in the total future cash payments exceeding the then carrying amount of debt of $326,781. Accordingly, under U.S. GAAP, the restructured debt was recorded in the Company at its original carrying value.

(b)
SFAS 15 requires that in the case that total future cash payments, excluding any not probable contingent payments under the terms of a restructured debt are less than the carrying amount of the debt, all cash payments under the terms of the restructured debt arrangement are accounted for as reductions of the liability, and no interest expense incurred in connection with the restructured debt is recognized over the remaining life of the debt. The Company's total future cash payments, excluding contingent amounts representing amounts payable by Nualt and guaranteed by the Company, considered not probable are less than the carrying amount of the restructured debt. As a result, interest expenses of $44,905 incurred on the restructured debt paid up to December 31, 2004, have not been recognized as expenses but have reduced the carrying value of debt.

(c)
Under Canadian GAAP, after the 1996 restructuring, the Company commenced operations on incorporation by recording opening balances after giving effect to the restructuring. Under U.S. GAAP, the carrying values of the components of shareholder's deficiency in ASC have been carried forward in the accounts of the Company, resulting in the continued recognition of the cumulative translation adjustment debit balance, contributed surplus for the related party payables that were not assumed by the Company as part of the DRA and the deficit of the predecessor company. Under U.S. GAAP, cumulative translation adjustments are included in accumulated other comprehensive income.

(d)
U.S. GAAP requires that depreciation and amortization, interest, foreign exchange and restructuring expenses be included in the determination of income before income taxes and does not permit the disclosure of a subtotal of income before such items in the consolidated statements of operations.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table shows the expenses to be incurred in connection with the offering described in this registration statement, all of which will be paid by the registrant. All amounts are estimates, other than the SEC registration fee, the NASD filing fee and the New York Stock Exchange listing fee.

SEC registration fee		$26,750
NASD filing fee		25,500
New York Stock Exchange listing fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Transfer agent's fees		*
Blue sky fees and expenses		*
Miscellaneous		*

Total	$	*

*
To be completed by amendment.

Item 14.    Indemnification of Directors and Officers.

        Section 102 of the Delaware General Corporation Law ("DGCL"), as amended, allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware law or obtained an improper personal benefit.

        Section 145 of the DGCL provides, among other things, that a corporation may indemnify any person who was or is a party or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, agent or employee of the corporation or is or was serving at the corporation's request as a director, officer, agent, or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgment, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding or (b) if such person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of defense expenses (including attorneys' fees but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of duties to the corporation, unless the court believes that in light of all the circumstances indemnification should apply.

        Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

        Our certificate of incorporation provides that, pursuant to Delaware law, our directors shall not be liable for monetary damages for breach of the directors' fiduciary duty of care to us and our stockholders. This provision in the certificate of incorporation does not eliminate the duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to us or our stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for actions leading to improper personal benefit to the director and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

        Our bylaws provide that we must indemnify our directors and officers to the fullest extent permitted by Delaware law and require us to advance litigation expenses upon our receipt of an undertaking by a director or officer to repay such advances if it is ultimately determined that such director or officer is not entitled to indemnification. The indemnification provisions contained in our bylaws are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise. We intend to obtain directors' and officers' liability insurance in connection with this offering.

        In addition, we have entered or, concurrently with this offering, will enter, into agreements to indemnify our directors and certain of our officers in addition to the indemnification provided for in the certificate of incorporation and bylaws. These agreements will, among other things, indemnify our directors and some of our officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by such person in any action or proceeding, including any action by or in our right, on account of services by that person as a director or officer of Brand Energy & Infrastructure Services, Inc. or as a director or officer of any of our subsidiaries, or as a director or officer of any other company or enterprise that the person provides services to at our request.

        The underwriting agreement provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Item 15.    Recent Sales of Unregistered Securities.

        Since January 1, 2003, the registrant has sold the following securities without registration under the Securities Act of 1933:

  •
  In July 2005, the registrant sold 30,000 shares of its non-voting cumulative redeemable Series A preferred stock for an aggregate offering price of $30,000,000 to the following: 4,055 shares of its non-voting cumulative redeemable Series A preferred stock to J.P. Morgan Partners Global Investors, L.P.; 2,036 shares of its non-voting cumulative redeemable Series A preferred stock to J.P. Morgan Partners Global Investors (Cayman), L.P.; 623 shares of its non-voting cumulative redeemable Series A preferred stock to J.P. Morgan Partners Global Investors A, L.P.; 228 shares of its non-voting cumulative redeemable Series A preferred stock to J.P. Morgan Partners Global Investors (Cayman) II, L.P.; 21,685 shares of its non-voting cumulative redeemable Series A preferred stock to J.P. Morgan Partners (BHCA), L.P.; and 1,373 shares of its non-voting cumulative redeemable Series A preferred stock to J.P. Morgan Partners Global Investors (Selldown), L.P. These securities were issued in reliance on the exemption from registration provided by Section 4(2) and Regulation D, Rule 506, under the Securities Act.

        There were no underwriters employed in connection with any of the transactions set forth in this Item 15. The recipients of securities in each such transactions represented their intention to acquire the securities for investment only and not with a view to any distribution thereof. Appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients were given the opportunity to ask questions and receive answers from representatives of the registrant concerning the business and financial affairs of the registrant. Each of the recipients that were employees of the registrant had access to such information through their employment with the registrant.

Item 16.    Exhibits and Financial Statement Schedules.

  (a)
  Exhibits

        See the exhibit index, which is incorporated herein by reference.

  (b)
  Financial Statement Schedules

        none.

Item 17.    Undertakings.

        (a)   The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        (b)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (c)   The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, Brand Services, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kennesaw, state of Georgia, on May 1, 2006.

BRAND ENERGY & INFRASTRUCTURE SERVICES, INC.
By:	/s/ ANTHONY A. RABB Anthony A. Rabb Chief Financial Officer and Vice President, Finance

POWER OF ATTORNEY

        Each of the undersigned does hereby constitute and appoint Paul T. Wood and Anthony A. Rabb and each of them severally, his or her true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his or her name, place and stead, in any and all capacities, to do any and all things and execute any and all instruments that the attorney may deem necessary or advisable under the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission in connection with this registration statement and the registration under the Securities Act of 1933 of the common stock of the registrant, including specifically, but without limiting the generality of the foregoing, the power and authority to sign his or her name in his or her respective capacity as a member of the board of directors or officer of the registrant, the registration statement and/or any other form or forms as may be appropriate to be filed with the Securities and Exchange Commission as any of them may deem appropriate in connection therewith, to any and all amendments thereto, including post-effective amendments, to such registration statement, to any related Rule 462(b) registration statement and to any other documents filed with the Securities and Exchange Commission, as fully for all intents and purposes as he or she might or could do in person, and hereby ratifies and confirms all said attorneys-in-fact and agents, each acting alone, and his or her substitute or substitutes, may lawfully do or cause to be done by virtue of this prospectus.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on May 1, 2006.

/s/ PAUL T. WOOD Paul T. Wood Chief Executive Officer and President and Director (Principal Executive Officer)
/s/ ANTHONY A. RABB Anthony A. Rabb Chief Financial Officer and Vice President, Finance (Principal Financial and Accounting Officer)

/s/ JOHN W. BRECKENRIDGE John W. Breckenridge Chairman
/s/ CHRISTOPHER C. BEHRENS Christopher C. Behrens Director
/s/ BARRY J. GOLDSTEIN Barry J. Goldstein Director
/s/ DAVID R. HANG David R. Hang Director
/s/ JOHN HORTON John Horton Director
/s/ JEFFREY G. MARSHALL Jeffrey G. Marshall Director
/s/ DELBERT L. WILLIAMSON Delbert L. Williamson Director

INDEX TO EXHIBITS

Exhibit Number	Description
1.1	Form of Underwriting Agreement (to be filed by amendment).
2.1
Asset Purchase Agreement dated May 19, 2005, between Aluma Enterprises Inc., Aluma Systems Canada, Inc., Aluma Systems Ontario LTD., Aluma Systems USA Inc., Aluma Systems International, Inc., Aluma International, Aluma RDC Inc., 55 Costa Road Inc., 1930653 Nova Scotia Limited, Chesborough Construction Limited and Brand Services, Inc. (incorporated herein by reference to exhibit 2.1 to Current Report on Form 8-K filed May 24, 2005).
2.2	Amendment to Asset Purchase Agreement (incorporated herein by reference to exhibit 2.2 to Current Report on Form 8-K filed May 24, 2005).
3.1	Form of Third Amended and Restated Certificate of Incorporation (to be filed by amendment)
3.2	Form of Amended and Restated Bylaws (to be filed by amendment).
4.1
Indenture dated as of October 16, 2002, between Brand Services, Inc. and Bank of New York Trust Company of Florida, N.A., as Trustee (incorporated herein by reference to exhibit of the same number in Brand Services Inc.'s Registration Statement on Form S-4, Registration Number 333-102511).
4.2
Registration Rights Agreement, dated as of October 16, 2002, between Brand Services, Inc. and Credit Suisse First Boston Corporation and J.P. Morgan Securities Inc., as initial purchasers (incorporated herein by reference to exhibit of the same number in Brand Services Inc.'s Registration Statement on Form S-4, Registration Number 333-102511).
4.3	Form of Common Stock Certificate (to be filed by amendment).
5.1	Form of Opinion of Mayer, Brown, Rowe & Maw LLP (to be filed by amendment).
10.1
Indenture dated as of October 16, 2002, between Brand Energy & Infrastructure Services, Inc. (f/k/a Brand Intermediate Holdings, Inc.) and Bank of New York Trust Company of Florida, N.A., as Trustee (incorporated herein by reference to exhibit of the same number in Brand Services Inc.'s Registration Statement on Form S-4, Registration Number 333-102511).
10.2
Credit Agreement dated as of October 16, 2002, among Brand Services, Inc., the lenders party thereto, and Credit Suisse First Boston, as Administrative Agent (incorporated herein by reference to exhibit of the same number in Brand Services Inc.'s Registration Statement on Form S-4, Registration Number 333-102511).
10.3
Security Agreement dated as of October 16, 2002, among Brand Services, Inc., Brand Energy & Infrastructure Services, Inc. (f/k/a Brand Intermediate Holdings, Inc.), the lenders party thereto, and Credit Suisse First Boston, as Administrative Agent (incorporated herein by reference to exhibit 10.4 to Annual Report on Form 10-K filed March 17, 2005).
10.4
Amended Employment Agreement dated as of October 16, 2002, between Brand Services, Inc. and John M. Monter (incorporated herein by reference to exhibit of the same number in Brand Services Inc.'s Registration Statement on Form S-4, Registration Number 333-102511).
10.5
Amendment No. 1 and Limited Waiver to Credit Agreement dated as of February 3, 2004, among Brand Services, Inc., the lenders party thereto, and Credit Suisse First Boston, as Administrative Agent (incorporated herein by reference to exhibit 10.3 to Annual Report on Form 10-K filed March 17, 2005).

10.6
Amendment No. 2 and Limited Waiver to Credit Agreement dated as of November 9, 2004, among Brand Services, Inc., the lenders party thereto, and Credit Suisse First Boston, as Administrative Agent (incorporated herein by reference to exhibit 10.1 to Quarterly Report on Form 10-Q filed November 15, 2004).
10.7
Amendment No. 3 to Credit Agreement dated as of January 14, 2005, among Brand Services, Inc., the lenders party thereto, and Credit Suisse First Boston, as Administrative Agent (incorporated herein by reference to exhibit 10.3 to Annual Report on Form 10-K filed March 17, 2005).
10.8	Employment Agreement dated as of January 1, 2005, between Brand Services, Inc. and Paul Wood (incorporated herein by reference to exhibit 10.1 to Current Report on Form 8-K filed January 6, 2005).
10.9
Employment Agreements dated as of October 16, 2004, between Brand Services, Inc. and members of the Brand Advisory Team (incorporated herein by reference to exhibit 10.8 to Annual Report on Form 10-K filed March 17, 2005).
10.10	Summary Compensation Terms for Anthony Rabb (incorporated herein by reference to exhibit 10.1 to Current Report on Form 8-K filed March 18, 2005).
10.11	Seconded Amended and Restated Employment Agreement between Brand Services, Inc. and John M. Monter (incorporated herein by reference to exhibit 10.1 to Current Report on Form 8-K filed July 13, 2005).
10.12	Amended and Restated Credit Agreement dated as of July 29, 2005 (incorporated herein by reference to exhibit 10.1 to Current Report on Form 8-K filed August 4, 2005).
10.13	Brand Intermediate Holdings, Inc. Preferred Stock Purchase Agreement (incorporated herein by reference to exhibit 10.2 to Current Report on Form 8-K filed August 4, 2005).
10.14	Summary Compensation Terms for Michael D. Batchelor (incorporated herein by reference to exhibit 10.14 to Annual Report on Form 10-K filed March 31, 2006).
10.15	Summary Compensation Terms for Stephen Tisdall (incorporated herein by reference to exhibit 10.15 to Annual Report on Form 10-K filed March 31, 2006).
10.16	Form of Indemnity Agreement (to be filed by amendment).
21.1
Subsidiaries of Brand Energy & Infrastructure Services, Inc. (incorporated herein by reference to exhibit of the same number in Brand Services Inc.'s Registration Statement on Form S-4, Registration Number 333-102511).
23.1	Consent of Ernst & Young, LLP, St. Louis, Missouri (filed herewith).
23.2	Consent of Ernst & Young, LLP, Toronto, Canada (filed herewith).
23.3	Consent of Mayer, Brown, Rowe & Maw, LLP (to be filed by amendment).
24.1	Power of Attorney (included as part of the signature page hereto).

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CALCULATION OF REGISTRATION FEE
TABLE OF CONTENTS
PROSPECTUS SUMMARY
THE OFFERING AND RELATED TRANSACTIONS
THE OFFERING
SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
CAPITALIZATION
DIVIDEND POLICY
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
Brand Energy & Infrastructure Services, Inc. Unaudited Pro Forma Condensed Combined Statement of Operations For the Year Ended December 31, 2005 (in thousands, except share and per share amounts)
Brand Energy & Infrastructure Services, Inc. Notes to Unaudited Pro Forma Condensed Combined Statement of Operations For the Year Ended December 31, 2005 (in thousands, except share and per share amounts)
Brand Energy & Infrastructure Services, Inc. Unaudited Pro Forma as Adjusted Consolidated Balance Sheet As of December 31, 2005 (in thousands, except share and per share amounts)
Brand Energy & Infrastructure Services, Inc. Notes to Unaudited Pro Forma as Adjusted Consolidated Balance Sheet For the Year Ended December 31, 2005 (in thousands, except share and per share amounts)
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
SUMMARY COMPENSATION TABLE
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CERTAIN INDEBTEDNESS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS TO NON-U.S. HOLDERS
UNDERWRITERS
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
EXPERTS
ADDITIONAL INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2003, 2004 and 2005 BRAND ENERGY & INFRASTRUCTURE SERVICES, INC.
Years ended December 31, 2002, 2003 and 2004 ALUMA ENTERPRISES INC.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
BRAND ENERGY & INFRASTRUCTURE SERVICES, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands)
BRAND ENERGY & INFRASTRUCTURE SERVICES, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (In thousands)
BRAND ENERGY & INFRASTRUCTURE SERVICES, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (Continued) (In thousands except share amounts)
BRAND ENERGY & INFRASTRUCTURE SERVICES, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands)
BRAND ENERGY & INFRASTRUCTURE SERVICES, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued) (In thousands)
BRAND ENERGY & INFRASTRUCTURE SERVICES, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY (In thousands except share amounts)
BRAND ENERGY & INFRASTRUCTURE SERVICES, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY (Continued) (In thousands except share amounts)
BRAND ENERGY & INFRASTRUCTURE SERVICES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In thousands except share data)
BRAND ENERGY & INFRASTRUCTURE SERVICES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
BRAND ENERGY & INFRASTRUCTURE SERVICES, INC. Condensed Consolidating Balance Sheet December 31, 2004
BRAND ENERGY & INFRASTRUCTURE SERVICES, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
BRAND ENERGY & INFRASTRUCTURE SERVICES, INC. Condensed Consolidating Balance Sheet December 31, 2004
BRAND ENERGY & INFRASTRUCTURE SERVICES, INC. Condensed Consolidating Balance Sheet December 31, 2005
BRAND ENERGY & INFRASTRUCTURE SERVICES, INC. Condensed Consolidating Balance Sheet December 31, 2005
BRAND ENERGY & INFRASTRUCTURE SERVICES, INC. Condensed Consolidating Statement of Operations For the Year Ended December 31, 2003
BRAND ENERGY & INFRASTRUCTURE SERVICES, INC. Condensed Consolidating Statement of Operations For the Year Ended December 31, 2004
BRAND ENERGY & INFRASTRUCTURE SERVICES, INC. Condensed Consolidating Statement of Operations For the Year Ended December 31, 2005
BRAND ENERGY & INFRASTRUCTURE SERVICES, INC. Condensed Consolidating Statement of Cash Flows For the Year Ended December 31, 2003
BRAND ENERGY & INFRASTRUCTURE SERVICES, INC. Condensed Consolidating Statement of Cash Flows For the Year Ended December 31, 2004
BRAND ENERGY & INFRASTRUCTURE SERVICES, INC. Condensed Consolidating Statement of Cash Flows For the Year Ended December 31, 2005
INDEPENDENT AUDITORS' REPORT
ALUMA ENTERPRISES INC. Incorporated under the laws of Ontario CONSOLIDATED BALANCE SHEETS (thousands of Canadian dollars)
ALUMA ENTERPRISES INC. CONSOLIDATED STATEMENTS OF DEFICIT (thousands of Canadian dollars)
ALUMA ENTERPRISES INC. CONSOLIDATED STATEMENTS OF OPERATIONS (thousands of Canadian dollars)
ALUMA ENTERPRISES INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (thousands of Canadian dollars)
ALUMA ENTERPRISES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (thousands of Canadian dollars)
CONSOLIDATED BALANCE SHEET
CONSOLIDATED BALANCE SHEET
CONSOLIDATED STATEMENT OF OPERATIONS
OTHER INFORMATION
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
POWER OF ATTORNEY
INDEX TO EXHIBITS